     AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON AUGUST 7, 2000

                                            REGISTRATION STATEMENT NO. 333-32730
================================================================================
                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                               ------------------

                                AMENDMENT NO. 5

                                       TO

                                    FORM S-1
            REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

                               ------------------

                            THE CONCOURS GROUP, INC.
             (Exact name of Registrant as specified in its charter)

             DELAWARE                             8742                            76-0521812
     (State of incorporation)         (Primary standard industrial             (I.R.S. Employer
                                      classification code number)            Identification No.)

                      3 KINGWOOD PLACE, 800 ROCKMEAD DRIVE
                             KINGWOOD, TEXAS 77339
                                 (281) 359-3464
    (Address, including zip code and telephone number, including area code, of registrant's principal executive offices)

                              RONALD P. CHRISTMAN
                      3 KINGWOOD PLACE, 800 ROCKMEAD DRIVE
                             KINGWOOD, TEXAS 77339
                                 (281) 359-3464
 (Name, address, including zip code, and telephone number, including area code, of agent for service)

                               ------------------

                                   Copies To:

                 DONALD W. BRODSKY                                   JULIE T. SPELLMAN
                   KAREN BRYANT                                   CRAVATH, SWAINE & MOORE
  JENKENS & GILCHRIST, A PROFESSIONAL CORPORATION                     WORLDWIDE PLAZA
          1100 LOUISIANA ST., SUITE 1800                             825 EIGHTH AVENUE
               HOUSTON, TEXAS 77002                              NEW YORK, NEW YORK 10019
                  (713) 951-3300                                      (212) 474-1000

    APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after this Registration Statement becomes effective.

    If any of the securities being registered on this Form are being offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box: [ ]

    If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

    If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

    If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

    If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]

    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.
===============================================================================

      THE INFORMATION IN THIS PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. WE MAY NOT SELL THESE SECURITIES UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES AND IT IS NOT SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.


                  SUBJECT TO COMPLETION, DATED AUGUST 7, 2000


PROSPECTUS

                        [THE CONCOURS GROUP, INC. LOGO]
                                2,500,000 SHARES

                            THE CONCOURS GROUP, INC.
                                  COMMON STOCK
                              $         PER SHARE
                               ------------------
     This is an initial public offering of common stock. We currently expect the initial public offering price to be between $20.00 and $22.00 per share. Our common stock has been approved for quotation on the Nasdaq National Market under the symbol "CCGP".
                               ------------------

      INVESTING IN OUR COMMON STOCK INVOLVES RISKS. SEE "RISK FACTORS" BEGINNING ON PAGE 7.

     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.
                               ------------------

                                                              PER SHARE    TOTAL
                                                              ---------   --------
Public Offering Price                                         $           $
Underwriting Discount                                         $           $
Proceeds to Concours (before expenses)                        $           $

     The underwriters named in this prospectus may purchase up to 375,000 additional shares of common stock from us to cover any over-allotments. The
underwriters expect to deliver the shares to purchasers on or about           ,
2000.
                               ------------------

SALOMON SMITH BARNEY

                           U.S. BANCORP PIPER JAFFRAY

                                                         WILLIAM BLAIR & COMPANY

            , 2000

                             [BACK OF FRONT COVER]

                                    WE HELP
                                   COMPANIES
                                     CHANGE
                                 THEIR FUTURE.

                                [CONCOURS LOGO]

                               TABLE OF CONTENTS


                                                               PAGE
                                                               ----
Prospectus Summary..........................................     1
Risk Factors................................................     7
Forward-Looking Statements; Market Data.....................    14
Use of Proceeds.............................................    15
Dividend Policy.............................................    15
Capitalization..............................................    16
Dilution....................................................    17
Unaudited Pro Forma Financial Data..........................    18
Selected Consolidated Financial Data........................    22
Management's Discussion and Analysis of Financial Condition
  and Results of Operations.................................    23
Business....................................................    37
Management..................................................    56
Related Transactions and Recent Acquisition.................    68
Principal Stockholders......................................    69
Description of Capital Stock................................    70
Shares Eligible for Future Sale.............................    75
Material United States Federal Tax Considerations for
  Foreign Holders...........................................    76
Underwriting................................................    79
Legal Matters...............................................    81
Experts.....................................................    81
Where You Can Find Additional Information...................    81
Index to Consolidated Financial Statements..................   F-1


                               ------------------

Until           , 2000, all dealers that buy, sell or trade our common stock, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers' obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

                               PROSPECTUS SUMMARY

     This summary highlights information contained elsewhere in this prospectus. Because this is only a summary, it may not contain all of the information that you should consider before investing in our common stock. You should read the entire prospectus carefully, including the "Risk Factors" section and our consolidated financial statements and the notes to those statements, before deciding to invest in our common stock.

                                  OUR COMPANY

     We deliver management and strategy consulting, research and executive education services which enable our clients to improve their performance and competitiveness. Currently we focus our services on advising Global 1000 and mid-size corporations in developing and deploying eBusiness strategies. We believe an eBusiness is a business that combines technology and human resource strategies to adapt and thrive in the new economy where business is being transformed by the capabilities of the Internet and other information technologies. We designed our operating model to enable us to rapidly evolve our services to anticipate and meet the needs of our clients in fast-changing markets.

     We currently provide consulting services in the following areas:

     - eBusiness and business strategy;

     - eBusiness solution implementation planning and management;

     - information technology strategy, implementation planning and management; and

     - custom executive education.

     Our operating model is based on four core capabilities:

     - Re.sults(R) research -- an ongoing series of 90-day research projects to discover and develop innovative management techniques, including current and future best practices;

     - Subscription-based multi-client programs -- a set of advisory conferences that bring together senior executives of clients who annually subscribe to a program and that provides these senior executives with new ideas and guidance on the pressing business issues and challenges they face;

     - Mindshare marketing -- an ongoing series of briefing materials on contemporary management issues that we distribute to over 15,000 senior executives as a means of gaining their attention, or "mindshare;" and

     - A dedicated salesforce of experienced sales professionals who develop new client relationships and maintain relationships with existing clients.

     We use these four capabilities to help us:

     - build long-term relationships with senior business and technology executives;

     - generate a flow of new ideas and consulting techniques; and

     - develop new consulting engagements and other business opportunities.

All of our multi-client programs and a portion of our Re.sults research projects are subscription-based, which provides us with a recurring revenue stream.

     We have grown rapidly since our founding in January 1997. Our revenue has increased from $8.8 million in 1997 to $26.1 million in 1999, a compound annual growth rate of approximately 72%. From January 1997 through June 30, 2000, we lost approximately $17.5 million, and we anticipate a net loss at least through 2000. Based upon total revenue during 1999, our top ten clients in North America were:


     - Arrow Electronics, Inc.;

     - Ashland Inc.;

     - Borg-Warner Automotive, Inc.;

     - Cargill, Incorporated;

     - CarrAmerica Realty Corporation;

     - International Paper Company;

     - Novartis AG;

     - Schneider Electric SA;

     - A. Schulman Inc.; and

     - The United Illuminating Company.

     Of these ten clients, eight used all three of our consulting, research and multi-client services during 1999. For each of the last two years, over 75% of our multi-client and research clients renewed their subscriptions for at least one program.

                             OUR MARKET OPPORTUNITY

     We believe there are significant opportunities for management and strategy consulting firms that can provide comprehensive, advanced eBusiness strategies and solutions in time frames that enable clients to meet the demands of their rapidly changing industries. Although many Internet professional service firms are beginning to offer strategy services, we seek to differentiate ourselves by providing a combination of critical capabilities that together help clients improve their performance and competitiveness in the new Internet-based economy. These capabilities are:

     - eBusiness and business strategy;

     - human resource and organizational expertise;

     - research-based advanced solutions; and

     - industry-leading ideas.

     In 1999, International Data Corporation estimated that spending on Internet consulting services will grow from $425 million in 1998 to $4.4 billion in 2003, a compound annual growth rate of approximately 60%.

                                  OUR SOLUTION

     We focus first and foremost on clients' business outcomes and critical business objectives, and then create solutions tailored to meet those objectives. Below are the key components of how we deliver client solutions:

     - Advanced solutions. We focus on providing clients with advanced solutions that combine the latest technological capabilities, business and human resource practices and innovative operating models. We constantly evolve our advanced solutions, many of which stem from our Re.sults research projects, so that we continually update our services.

     - Comprehensive solutions. We believe there is more to eBusiness than simply installing Web sites and other information systems, and that it takes more than technology to effect significant business improvement. We create comprehensive solutions to assist clients in transforming their organizations into eBusinesses.

     - Senior professionals. We have assembled a group of highly skilled consulting professionals from established firms who average over twelve years of relevant industry experience. Our professionals have expertise in numerous industries and business processes.

     - Speed of execution. Our methods are designed to share insights immediately and provide measurable value quickly. We typically structure projects to be completed within 15 to 90 days.

                                  OUR STRATEGY

     We are committed to creating an industry-leading, multinational management and strategy consulting, research and executive education firm that is at the leading edge of business practices and adjusts rapidly to the future needs of a growing client base. To achieve our goal, we are pursuing the following growth initiatives:

     - continue to develop and expand our services to anticipate and meet our clients' changing needs;

     - continue geographic expansion;

     - continue to attract and retain highly qualified professionals;

     - reformat and redistribute our Re.sults research; and

     - grow our multi-client programs and the amount of consulting services provided to multi-client participants.


                                  OUR OFFICES


     We were incorporated in Delaware in January 1997. Our principal executive offices are located at 3 Kingwood Place, 800 Rockmead Drive, Kingwood, Texas 77339 and our telephone number at that location is (281) 359-3464.

                                  THE OFFERING

Common stock offered.......  2,500,000 shares

Common stock outstanding
after this offering........  11,727,388 shares

Use of proceeds............  Working capital, capital expenditures, expansion of our international operations, potential
                             acquisitions of, or investments in, complementary businesses and other general corporate purposes. See "Use of Proceeds."

Nasdaq National Market
symbol.....................  CCGP

     The number of shares of common stock outstanding after this offering as indicated above is based on 5,870,604 shares outstanding as of June 30, 2000, plus 3,356,784 shares of common stock to be issued and outstanding upon the automatic conversion of all of our outstanding convertible preferred stock upon the consummation of this offering. This number excludes:

     - 3,491,850 shares of common stock issuable upon the exercise of stock options outstanding as of June 30, 2000; and


     - 50,000 shares of common stock issuable upon the exercise of warrants outstanding as of June 30, 2000.



     As of June 30, 2000, options to purchase 606,750 shares of common stock were exercisable at a weighted average exercise price of $3.15 per share. All outstanding stock options had a weighted average exercise price of $6.37 per share. See "Management -- Our Stock Option Plans" and note 8 to our consolidated financial statements included elsewhere in this prospectus. All warrants outstanding as of June 30, 2000 had an exercise price of $5.00 per share. See "Description of Capital Stock."


     Unless otherwise indicated, all information contained in this prospectus assumes no exercise of the 30-day option granted to the underwriters to purchase up to 375,000 additional shares of our common stock to cover over-allotments, if any.

                               RECENT ACQUISITION


     On February 29, 2000, we purchased all of the outstanding shares of capital stock of Cepro AB, a Swedish management consulting firm, from Cepro's stockholders in exchange for a total of 1,221,000 shares of our common stock valued at an estimated $12,210,000. Cepro provides consulting services for businesses throughout Sweden in areas such as strategic planning, financial analysis, e-commerce, marketing, information management, and executive and organizational development. Each employee of Cepro entered into an employment agreement as part of the acquisition. See "Related Transactions and Recent Acquisition" for a more detailed description of our acquisition of Cepro. Unless otherwise indicated, the description of our business and operating data provided for any date or period prior to March 1, 2000 in this prospectus does not include the business or operating data of Cepro.

                SUMMARY HISTORICAL AND PRO FORMA FINANCIAL DATA


     The summary historical financial data below for 1997, 1998 and 1999 is derived from our audited financial statements. The summary historical financial data below as of June 30, 2000 and for the six month periods ended June 30, 1999 and 2000, is derived from our unaudited financial statements prepared on a basis consistent with our audited financial statements and the notes to those statements. Operating results for the first six months of 2000 include results of operations of Cepro since February 29, 2000. The summary unaudited pro forma financial data below is derived from the pro forma financial statements included elsewhere in this prospectus. The financial data is qualified in its entirety by, and should be read in conjunction with, "Unaudited Pro Forma Consolidated Financial Data," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the consolidated financial statements of Concours and Cepro and the notes to those statements included elsewhere in this prospectus.


     Both the unaudited pro forma statement of operations and balance sheet are adjusted for the conversion of all of our outstanding convertible preferred stock into 3,356,784 shares of common stock upon consummation of this offering. In addition, the pro forma statement of operations is adjusted for the effects of the following transactions that took place during February 2000:

     - the issuance of 805,425 shares of common stock upon conversion of $4.0 million of convertible debt held by Infologix (BVI) Limited, our largest stockholder, and the sale to them of 750,000 shares of common stock for $6.0 million,

     - the repayment of our $1.0 million bank line of credit,

     - the sale of 1,546,784 shares of Series B convertible redeemable preferred stock for $15.0 million to Thayer Equity Investors IV, L.P. and Thayer CGI Partners LLC, and

     - the acquisition of Cepro for 1,221,000 shares of our common stock,


as if the transactions had occurred on January 1, 1999. The pro forma statement of operations data includes adjustments that are based upon available information and various assumptions and estimates that we believe are reasonable. You should not rely on this summary information to indicate the consolidated operating results we might have obtained had these events actually occurred. Also, you should not rely on this summary information to indicate the operating results we may achieve in the future.

                                 PERIOD FROM
                                  INCEPTION,
                              (JANUARY 22, 1997)         YEARS ENDED DECEMBER 31,               SIX MONTHS ENDED JUNE 30,
                                   THROUGH          ----------------------------------   ---------------------------------------
                                 DECEMBER 31,                               PRO FORMA                                 PRO FORMA
                                     1997             1998        1999         1999         1999          2000          2000
                             --------------------   ---------   ---------   ----------   -----------   -----------   -----------
                                                                                         (UNAUDITED)   (UNAUDITED)   (UNAUDITED)
                                                       (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)
STATEMENT OF OPERATIONS
  DATA:
Total revenue..............        $ 8,812          $  15,951   $  26,080   $  32,876    $   11,544    $   24,045    $   25,300
Costs and expenses of
  services.................          5,775             12,996      19,732      25,248         9,382        14,970        15,588
                                   -------          ---------   ---------   ----------   ----------    ----------    ----------
Gross margin...............          3,037              2,955       6,348       7,628         2,162         9,075         9,712
Other costs and
  expenses(1)..............          4,059              8,694      13,271      17,598(2)      6,404        10,394        11,343(2)
                                   -------          ---------   ---------   ----------   ----------    ----------    ----------
Operating loss.............        $(1,022)         $  (5,739)  $  (6,923)  $  (9,970)   $   (4,242)   $   (1,319)   $   (1,631)
                                   =======          =========   =========   ==========   ==========    ==========    ==========
Net loss attributable to
  common stockholders......        $  (974)         $  (5,665)  $  (7,177)  $ (10,309)   $   (4,293)   $   (3,763)   $   (1,627)
                                   =======          =========   =========   ==========   ==========    ==========    ==========
Net loss per share
  attributable to common
  stockholders, basic and
  diluted..................        $ (0.43)         $   (1.73)  $   (2.32)  $   (1.15)   $    (1.39)   $    (0.74)   $    (0.18)
                                   =======          =========   =========   ==========   ==========    ==========    ==========
Shares used in computing
  basic and diluted net
  loss per share
  attributable to common
  stockholders.............      2,270,630          3,279,447   3,088,248   8,986,457     3,085,219     5,065,273     9,006,629



                                                        DECEMBER 31,                           JUNE 30,
                                                 --------------------------   ------------------------------------------
                                                                                                            PRO FORMA
                                                                                             PRO FORMA     AS ADJUSTED
                                                  1997     1998      1999        2000          2000          2000(3)
                                                 ------   -------   -------   -----------   -----------   --------------
                                                                              (UNAUDITED)   (UNAUDITED)    (UNAUDITED)
                                                                             (IN THOUSANDS)
BALANCE SHEET DATA:
Cash and cash equivalents......................  $1,485   $ 1,056   $   705     $14,289       $14,289        $60,774
Working capital................................      76    (2,033)   (5,134)     13,465        13,465         59,980
Total assets...................................   4,058     5,804     8,848      39,874        39,874         86,359
Long-term debt, net of current portion.........      --        --     4,000          --            --             --
Total stockholders' equity (deficit)...........     364    (1,372)   (8,187)     10,062        27,375         73,890


------------------

(1) Includes costs and expenses for sales and marketing, general and administrative and stock-based compensation for all applicable personnel.


(2) Includes $3.1 million for 1999 and $1.5 million for 2000 of amortization of intangibles related to the acquisition of Cepro and $0.2 million for 1999 and $0.7 million for 2000 of amortization of stock-based compensation.


(3) Adjusted to reflect the sale of 2,500,000 shares of common stock in this offering at an assumed offering price of $21.00 per share and after deducting estimated underwriting discounts and offering expenses payable by us and the application of our net proceeds from the offering. See "Capitalization."

                                  RISK FACTORS

     You should consider carefully these risk factors together with all of the other information included in this prospectus before you decide to purchase shares of our common stock.

                         RISKS RELATED TO OUR BUSINESS

IF WE DO NOT ACHIEVE AND SUSTAIN PROFITABILITY, WE MAY BE UNABLE TO CONTINUE OUR OPERATIONS.


     We have a limited operating history, and our operating costs have exceeded our revenue in each quarter since our founding in January 1997. We have incurred cumulative net losses of approximately $17.5 million from January 1997 through June 30, 2000, and we anticipate a net loss at least through 2000. Our revenue may not continue to grow. You should not expect our future revenue growth to equal our recent growth rates. Growing companies like ours frequently encounter difficulties in the rapidly evolving consulting industry. If our business strategy is unsuccessful or revenue does not grow, we may never achieve profitability.


THE LOSS OF MEMBERS OF OUR SENIOR MANAGEMENT OR OF A SIGNIFICANT NUMBER OF OUR SENIOR CONSULTANTS COULD RESULT IN SIGNIFICANT LOSSES OF CLIENT RELATIONSHIPS.

     We may not retain the services of our senior management and senior consultants, as no employment agreements exist between us and these individuals. The key members of our senior management are Dr. Christman, Ms. Erickson, Dr. Keehan and Dr. Vitalari. If any of these members of senior management or a significant number of our senior consultants leave, they would be difficult to replace and personal relationships are a critical element of obtaining and maintaining clients. For example, if any of these members of senior management or senior consultants joins a competitor or forms a competing company, some of our clients might choose to use their services. In addition, clients, other companies and competitors seeking to develop capabilities similar to ours may hire away some of these individuals. Significant losses of client relationships would result in loss of market share and a decline in revenue unless or until we develop new client relationships to offset these losses. We do not carry any insurance covering the loss of any of our senior management or senior consultants.

IF WE DO NOT ATTRACT AND RETAIN CONSULTING PROFESSIONALS AND EXPERIENCED SALES PROFESSIONALS, PARTICULARLY THOSE WITH INTERNET AND EBUSINESS EXPERIENCE, WE MAY BE UNABLE TO COMPETE OR TO GROW.

     Competition for qualified consultants and experienced sales professionals is intense, and the industry turnover rate for them is high. Due to the recent growth of the Internet, and in particular electronic commerce, the number and availability of individuals who have the requisite experience and expertise in these areas is even more limited than in the past. Many of our competitors have substantially greater financial resources than we do to attract and compensate qualified professionals. As competition for these highly skilled individuals intensifies, we may need to increase compensation. Any inability to recruit and retain a sufficient number of qualified professionals would harm our ability to compete and harm our reputation among clients and in the job market. Additionally, it would hinder the growth of our business.

IF WE DO NOT KEEP PACE WITH THE CHANGING REQUIREMENTS OF OUR CLIENTS AND DO NOT ACCURATELY ANTICIPATE MARKET TRENDS, OUR COMPETITIVE POSITION WILL SUFFER AND OUR REVENUE MAY DECLINE.

     Our success depends on our ability to develop strategic eBusiness, business and information technology solutions that keep pace with evolving industry standards, eBusiness and business trends, information technology and client preferences. We strive to anticipate rapidly evolving industry trends and adapt our research and analysis to meet the changing information needs of our clients. We may fail to continually provide helpful and timely research and analysis of developments and trends.

     The industry sectors we service change frequently and often fundamentally. These changes include the introduction of new products and services and the obsolescence of old products and services, shifting strategies and market positions of major industry participants, and changing objectives and expectations of the users of our clients' products and services. This environment of rapid and continuous change challenges our ability to provide our clients with current and timely research and analysis on issues of importance, which is required to remain competitive. Positive referrals from clients are often critical in obtaining new clients. A failure or inability to meet a client's expectations could damage our reputation and we may be unable to attract new business.

     The process of internally researching, developing, launching and gaining client acceptance of services is time-consuming and expensive. If delays or failures during development or implementation, lack of market acceptance or the inability to enhance existing services occur, we may be unable to keep or attract clients.

OUR QUARTERLY REVENUE AND OPERATING RESULTS ARE LIKELY TO FLUCTUATE, WHICH MAY CAUSE THE MARKET PRICE OF OUR STOCK TO DECLINE.

     Our quarterly revenue and operating results have fluctuated in the past and are likely to continue to fluctuate from quarter to quarter. During 1999, our quarterly revenue varied from $5.2 million in the first quarter to $7.7 million in the fourth quarter. If our quarterly revenue and operating results fall below the expectations of securities analysts or investors, the price of our common stock could fall substantially. Our quarterly results may fluctuate for many reasons, including:

     - an inability to expand our client base and retain current clients;

     - the beginning and completion of significant contracts during a quarter;

     - seasonality during the summer vacation and holiday periods;

     - terminations, cancellations, deferrals or modifications of consulting engagements by clients leading to underutilization of our employees;

     - declines in renewal rates for membership subscriptions to our multi-client or research programs;

     - a decrease in the demand for eBusiness consulting services;

     - the emergence and success of new and existing competition;

     - varying operating costs and capital expenditures related to the introduction of new services or expansion of our business operations and infrastructure, both domestically and internationally, including the hiring of new employees; and

     - costs related to any future acquisitions.

     We have experienced disruptions in our operations from some of the factors listed above. For example, our gross margin decreased significantly in the fourth quarter of 1998 to negative 17% from 22% in the preceding third quarter because we hired consultants in preparation for our new eBusiness related consulting services and expanded our operations in Europe. We also have experienced, and expect to continue to experience, fluctuations in our quarterly revenue growth rates primarily as a result of seasonality during the summer vacation period, particularly in our European operations, and customers requesting the completion of significant projects in the second quarter in anticipation of the summer vacation period. For example, in 1999 our revenue for the third quarter as compared to the second quarter grew at 7% as compared to revenue growth at 23% in the second quarter over the first quarter and 14% in the fourth quarter over the third quarter. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Quarterly Results of Operations -- Third Quarter 2000" for a discussion of our current expectations as to revenue and net loss in the third quarter of 2000 as compared to the second quarter of 2000. Our stock price may decline if investors react unfavorably to our revenue growth in any quarter being lower than revenue growth in the previous quarter. We expect to experience fluctuations in our quarterly revenue and operating results again in the future.

BECAUSE OF OUR LACK OF LONG-TERM CONTRACTS WITH CONSULTING CLIENTS, OUR REVENUE MAY BE UNPREDICTABLE AND MAY NOT BE ADEQUATE TO COVER OUR COSTS.

     Our consulting clients retain us on an engagement-by-engagement basis. Our operating expenses are relatively fixed and cannot be reduced on short notice to compensate for unanticipated large variations in the number or size of consulting engagements or in subscriptions. We incur costs based on our expectations of future revenue, and our failure to accurately predict our revenue could result in our costs exceeding our actual revenue. Our services sometimes involve multiple engagements or stages, and there is a risk that clients may choose not to retain us for additional stages of a project or could cancel or delay additional planned projects due to general business or financial conditions of the client. When a client defers, modifies or cancels an engagement or chooses not to retain us for additional phases of a project, we may be unable to rapidly redeploy our employees to other engagements to minimize underutilization of our employees.

IF WE FAIL TO MAINTAIN SUBSTANTIAL SUBSCRIPTION LEVELS AND RENEWALS, OUR RECURRING REVENUE WILL DECLINE.

     We derived 31% of our revenue in 1999 from our subscription-based multi-client and research programs. These programs are also important sources for new business for our consulting services. Our recurring revenue depends on our ability to achieve and sustain substantial renewal rates on existing subscriptions and to add new subscribers. Our ability to do so requires us to deliver consistent, high-quality and timely programs, research and analysis with respect to issues, developments and trends that subscribers view as important.

IF WE DO NOT MANAGE OUR GROWTH AND PURSUE ACQUISITIONS EFFECTIVELY, THE QUALITY OF OUR SERVICES MAY DECLINE AND WE MAY SUFFER LOSSES.


     The total number of our employees increased from 45 as of December 31, 1997 to 196 as of June 30, 2000. We expanded internationally in 1999 and 2000 by opening offices in Australia, France, Germany, the Netherlands, Sweden and the United Kingdom. We have expended, and will continue to expend, significant financial and managerial resources in increasing our international operations. Because our management must continue to devote significant time and attention to managing our European expansion and the integration of Cepro, and will need to do so for any businesses we may acquire in the future, the quality of our services and our ability to develop relationships with new clients may suffer.


     We may pursue acquisitions of other management consulting firms or complementary businesses that operate in areas or markets in which we may not have any experience. We may use a portion of the net proceeds of this offering for future acquisitions or investments and issue stock that would dilute our current stockholders' percentage ownership. We have limited experience in acquisition activities and may have to devote substantial time and resources to complete potential acquisitions. We may be unsuccessful in identifying or completing an acquisition even if we use substantial resources for acquisitions. In addition, if adequate funds are not available to us on reasonable terms, we may be unable to take advantage of acquisition opportunities.

     If the attention of our management team is diverted toward pursuing acquisitions and integrating any acquired business, they will have less time to service current clients and develop new clients. Any completed acquisition could result in the loss of our investment, which could be substantial. Moreover, even successful acquisitions may involve investment related expenses and amortization of acquired assets, which could adversely affect our operating results.

IF WE FAIL TO REALIZE BENEFITS FROM OUR RECENT ACQUISITION OF CEPRO, WE COULD INCUR LOSSES.

     Achieving the expected benefits from the Cepro acquisition will depend in part on the integration of operations and personnel in a timely and efficient manner to minimize the risk that the acquisition will result in the loss of clients or key employees and to minimize the diversion of the attention of management. We must demonstrate to Cepro's clients that the acquisition will not lower client service standards and demonstrate to Cepro personnel that our business cultures are compatible. To accomplish this, we must commit substantial resources. Failure to integrate the business of Cepro could result in the loss of our substantial investment in this acquisition. If we successfully acquire companies in the future, we will face similar risks as those described for our Cepro acquisition.

OUR INTERNATIONAL OPERATIONS ARE SUBJECT TO RISKS THAT MAY WORSEN OUR OPERATING LOSSES OR REDUCE OUR PROFITABILITY.


     We are exposed to financial and operational risks inherent in our international operations in Australia, France, Germany, the Netherlands, Sweden and the United Kingdom. Our international revenue is subject to fluctuations in currency exchange rates and may be subject to tax withholding rates in these countries that exceed those in the United States. These countries also impose a range of restrictions on our employment policies that increase our operating costs in these countries. These factors may make operations more difficult to conduct internationally, and may worsen our operating losses or hinder our ability to achieve profitability.


COMPETITION IN THE CONSULTING INDUSTRY IS INTENSE, AND WE MAY NOT BE ABLE TO COMPETE SUCCESSFULLY.

     We compete for clients and experienced personnel with an increasing number of competitors that have significantly greater financial, technical, marketing and public relations resources, longer operating histories, larger number of clients and greater brand recognition than we do. In addition, the lack of any significant barriers to entry into this industry permits new entrants that intensify competition.

We compete with:

     - traditional consulting firms and large systems integrators, such as Computer Sciences Corporation and Electronic Data Systems Corporation, in the areas of business systems strategy, eBusiness application design and consulting services to chief information officers and information technology, or IT, organizations;

     - general management and strategy consulting firms, such as Bain & Company, Booz-Allen & Hamilton, Inc., The Boston Consulting Group and McKinsey & Company, in the areas of business strategy, business model design and executive team counseling;

     - Internet professional services firms, such as Diamond Technology Partners, Incorporated, and eBusiness implementation firms, such as Sapient Corporation, Scient Corporation and Viant Corporation, in the areas of eBusiness strategy and business model design services;

     - internal strategy and IT departments of potential clients;

     - the Internet professional services groups of large technology companies, such as IBM Corporation and Oracle Corporation; and

     - small specialty firms in both North America and Europe.

The principal competitive factors in obtaining our consulting engagements include:

     - focus on the client's specific needs;

     - ability to develop and sustain long-term client relationships;

     - eBusiness experience and expertise;

     - industry, business process and general business expertise;

     - business model as well as technical architecture and information systems design skills;

     - project management and change management skills;

     - cost and speed of delivery of services; and

     - objectivity of advice provided.

The principal competitive factors in obtaining participants for our multi-client programs and research projects include:

     - breadth of subject matter coverage;

     - quality of programming and events; and

     - innovative and practical research and recommendations.

IF WE ARE UNABLE TO ATTRACT WELL-KNOWN ACADEMICS AND EXPERIENCED INDUSTRY PRACTITIONERS AS CONTRIBUTORS TO OUR SERVICES, THE QUALITY OF OUR SERVICES AND OUR CLIENT BASE WOULD DECLINE.

     We do not have exclusive relationships or binding agreements with any of the members of our advisory board or the well-known academics and experienced industry practitioners who currently participate in our multi-client programs or Re.sults(R) research projects. Any of them may terminate their relationship with us or work for a competitor at any time, which could cause a decline in the quality of our services and cause us to lose clients. Competition for the time and services of these individuals is intense.

IF WE ARE UNABLE TO PROTECT OUR INTELLECTUAL PROPERTY, WE WOULD LOSE VALUABLE ASSETS AND THE QUALITY OF OUR SERVICES COULD DECLINE.


     Our intellectual property consists of our research reports, educational materials and publications, as well as all reusable methodologies, techniques and expertise developed through our research, consulting engagements and other activities. The unauthorized use of our intellectual property by third parties or their independent development of similar intellectual property could cause the value of our services to decline significantly. If we resort to legal proceedings to enforce our intellectual property rights, the proceedings could be burdensome and expensive and the outcome could be uncertain. We rely on a combination of trademark, service mark, copyright and trade secret laws to protect our intellectual property, along with confidentiality and non-compete agreements with our employees. We depend on our clients to respect the copyright on our materials, to limit distribution of our materials to within their organizations and to use the materials we provide for their internal business purposes only. Our protection efforts may be unsuccessful and unauthorized parties may copy or infringe upon aspects of our intellectual property. Existing trade secret, copyright and trademark laws offer only limited protection, and may not be available, and if available, may not be adequately enforced in every country where we offer or may offer our services. Our competitors also may independently develop similar materials, methodologies, techniques and expertise, and we would have no claim against them.


CLAIMS AGAINST US ALLEGING INTELLECTUAL PROPERTY INFRINGEMENT COULD RESULT IN LITIGATION COSTS, MONETARY DAMAGES AND THE LOSS OF VALUABLE ASSETS.

     Other parties may assert infringement claims against us or claim that we have violated their intellectual property rights. These claims, even if not true, could result in significant legal and other costs and may distract our management. If any of these claims were to prevail, we could be forced to pay damages, comply with injunctions or cease offering some of our services.

            RISKS RELATED TO THE OFFERING AND OWNERSHIP OF OUR STOCK

BECAUSE OUR STOCK PRICE MAY BE VOLATILE OR DECLINE, YOU MAY BE UNABLE TO RESELL YOUR SHARES AT A PROFIT.

     Before this offering, there was no market for our stock. The initial public offering price for our shares was determined by negotiations between us and the underwriters and may not be indicative of future market value.

     In recent years, the stock market has experienced significant price and volume fluctuations, particularly for technology-related or Internet-related stock such as ours. Therefore, the market price of our stock could be subject to wide fluctuations for reasons unrelated to our operating performance, such as:

     - the market's valuation of our industry;

     - the performance of similar companies;

     - news announcements and other developments with respect to our industry and our competitors;

     - the volatility of the Nasdaq National Market; and

     - changes in general economic conditions.

Our stock price also may fluctuate due to announcements by us that investors view as unfavorable, including announcements about the occurrence of any of the risks we have described in this section.

BECAUSE THE VALUE OF YOUR INVESTMENT IN OUR COMMON STOCK WILL BE IMMEDIATELY DILUTED, YOU MAY NOT RECEIVE THE FULL AMOUNT OF YOUR INVESTMENT IF YOU SELL YOUR SHARES.


     If you purchase our common stock in this offering, you will pay more for your shares than the amount paid by existing stockholders or future stockholders that acquire shares by exercising options granted before this offering, based on the net tangible book value per share of our common stock. The net tangible book value dilution to new investors in this offering will be $15.67 per share at an assumed initial public offering price of $21.00 per share. The exercise of outstanding options and warrants will result in further dilution to you. See "Dilution" for a more complete description of how the value of your investment in our common stock will be diluted upon completion of this offering.


A LARGE NUMBER OF SHARES WILL BE ELIGIBLE FOR FUTURE SALE AND MAY DEPRESS OUR STOCK PRICE.


     After this offering, shares owned by our current stockholders and holders of options and warrants to acquire our common stock, assuming exercise of all options and warrants outstanding as of June 30, 2000, are expected to constitute approximately 83.6% of the outstanding shares of our common stock, or 81.6% if the underwriters' over-allotment option is exercised in full. Following the expiration of a 180-day lock-up period to which all of the shares held by our current stockholders and warrant holders will be subject or earlier, at the discretion of Salomon Smith Barney Inc., the holders whose shares are subject to that lock-up period could dispose of their shares. Furthermore, as of June 30, 2000 there were 3,491,850 options to purchase our common stock outstanding at an average exercise price of $6.37 per share. Sales of substantial amounts of our common stock in the public market following this offering, or the perception that these sales could occur, could cause the market price of our stock to decline. A price decline would decrease the value of your investment in our common stock and could impede our ability to raise capital through the issuance of additional shares of our common stock or other equity securities.


     After this offering, the holders of approximately 5,202,210 shares of our common stock will have rights to require us to file registration statements covering their shares, or to include their shares in registration statements that we may file for ourselves or other stockholders. The exercise of these registration rights and the sale of a large number of shares could cause the price of our common stock to decline. Furthermore, if we must include in a company-initiated registration statement shares held by those holders, those sales could impair our ability to raise needed capital by depressing the price at which we could sell our common stock.

BECAUSE OUR EXISTING STOCKHOLDERS CONTROL US AND WE ARE A DELAWARE CORPORATION WITH A CLASSIFIED BOARD OF DIRECTORS, YOUR VOTE HAS LIMITED INFLUENCE AND YOU MAY NOT RECEIVE THE POTENTIAL BENEFITS OF ANY PROPOSED ACQUISITION OF US.

     Our executive officers, directors and holders of more than 5% of our outstanding common stock will, in the aggregate, have the ability to vote a majority of our outstanding common stock following the completion of this offering. These stockholders, if acting together, would be able to influence significantly all matters requiring stockholder approval, including the election of our board of directors and the approval of mergers or other business combination transactions. This concentration of ownership, along with our classified board of directors and provisions of Delaware law that might enable our management to resist a change of control or an acquisition, could have the effect of delaying or preventing a change in control of us or discourage a potential acquiror from paying you a premium over the market price for your shares of our common stock.

                    FORWARD-LOOKING STATEMENTS; MARKET DATA

     This prospectus contains forward-looking statements based on our current expectations, assumptions, estimates and projections about us and our industry. These forward-looking statements involve risks and actual uncertainties. Such statements include, in particular, statements about our plans, strategies and prospects under the headings "Prospectus Summary," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business." You can identify certain forward-looking statements by our use of forward-looking terminology such as the words "may," "will," "believes," "expects," "anticipates," "intends," "plans," "estimates" or similar expressions. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of many factors, including but not limited to the factors described in the "Risk Factors" section and elsewhere in this prospectus. We are not obligated to update or revise these forward-looking statements to reflect new events or circumstances.

     This prospectus contains market data related to us and our industry. This data has been included in the studies published by International Data Corporation. These studies assume that certain events, trends and activities will occur and make estimates based on those assumptions. Some of those assumptions are that:

     - customers' purchasing behavior will not dramatically change in terms of their decision to outsource or insource projects;

     - no catastrophic failure of the Internet will occur;

     - the positive market forces outweigh the negative forces to sustain continued growth of business consulting services;

     - the number of people online and the total number of hours spent online will increase significantly over the next few years; and

     - Internet security and privacy concerns will be adequately addressed.

     If International Data Corporation is wrong about any of its assumptions, then its estimates also may be wrong. For example, the markets for worldwide consulting services generally or Internet consulting services specifically may not grow over the next few years at the rates International Data Corporation estimates, if at all.

YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED IN THIS PROSPECTUS. WE HAVE NOT AUTHORIZED ANYONE TO PROVIDE YOU WITH DIFFERENT INFORMATION. WE ARE NOT MAKING AN OFFER OF THESE SECURITIES IN ANY STATE WHERE THE OFFER IS NOT PERMITTED. YOU SHOULD NOT ASSUME THAT THE INFORMATION PROVIDED BY THIS PROSPECTUS IS ACCURATE AS OF ANY DATE OTHER THAN THE DATE ON THE FRONT OF THIS PROSPECTUS.

                                USE OF PROCEEDS

     We estimate that the net proceeds to us from our sale of shares of common stock in this offering will be approximately $46.5 million, assuming an initial public offering price of $21.00 per share and after deducting the underwriting discount and commissions and estimated offering expenses payable by us. If the underwriters fully exercise their over-allotment option, we estimate we will receive approximately an additional $7.3 million in net proceeds.

     The principal purposes of this offering are to establish a public market for our common stock, to increase our visibility in our industry and to facilitate our future access to public capital markets. Since equity is an important component of our employee compensation, we believe that it is necessary to provide a public market for our common stock to attract and retain qualified professionals.

     We expect to use the net proceeds for working capital, capital expenditures, expansion of our international operations, potential acquisitions of, or investments in, complementary businesses and other general corporate purposes. The amount and timing of these expenditures will vary depending on a number of factors, including the amount of cash generated by our operations, competitive and technological developments, future changes in our business objectives and the growth rate of our business.

     We have not yet determined the amount of net proceeds to be used specifically for each of these purposes. Accordingly, management will have significant flexibility in applying the net proceeds of this offering, and you may not agree with the choices our management makes in using these proceeds. Until this money is used, we intend to place these amounts in short-term, investment grade, interest-bearing securities.

                                DIVIDEND POLICY

     We have never declared or paid cash dividends on our common stock. We currently intend to retain all available funds for use in the operation and expansion of our business, and do not plan to declare or pay any cash dividends in the foreseeable future. Consequently, stockholders will need to sell their shares of common stock in order to realize a return on their investment, if any.

                                 CAPITALIZATION


     The following table sets forth our capitalization as of June 30, 2000, on an actual, pro forma and pro forma as adjusted basis.



     - The "Actual" column reflects our capitalization as of June 30, 2000, on a historical basis.



     - The "Pro Forma" column reflects our capitalization as of June 30, 2000, assuming the automatic conversion of 1,810,000 shares of Series A convertible preferred stock and 1,546,784 shares of Series B convertible redeemable preferred stock into 3,356,784 shares of common stock which will take place upon the consummation of this offering.



     - The "Pro Forma as Adjusted" column reflects our capitalization as of June 30, 2000, with the preceding pro forma adjustment, plus the receipt of the estimated net proceeds from our sale of shares of common stock in this offering, assuming an initial public offering price of $21.00 per share.



     The table below excludes the 4,440,857 shares of common stock reserved for issuance under our stock option plans as well as non-stock option plan grants. As of June 30, 2000, a total of 3,491,850 shares are subject to outstanding options, of which 606,750 were exercisable. The exercisable options had a weighted average exercise price of $3.15 per share, and all outstanding stock options had a weighted average exercise price of $6.37 per share. See "Management -- Our Stock Option Plans" and note 8 to our consolidated financial statements included elsewhere in this prospectus. The table below also excludes the 50,000 shares of common stock issuable upon the exercise of warrants outstanding as of June 30, 2000, with an exercise price of $5.00 per share. The table below should be read in conjunction with the consolidated financial statements of Concours and Cepro and the notes to those statements and the pro forma consolidated financial statements and the notes to those statements, all of which are included elsewhere in this prospectus.



                                                                           JUNE 30, 2000
                                                              ---------------------------------------
                                                                                           PRO FORMA
                                                                ACTUAL       PRO FORMA    AS ADJUSTED
                                                              -----------   -----------   -----------
                                                              (UNAUDITED)   (UNAUDITED)   (UNAUDITED)
                                                                          (IN THOUSANDS)
Cash and cash equivalents...................................   $ 14,289       $ 14,289     $ 60,804
                                                               ========       ========     ========
Mandatorily redeemable preferred stock, $ 0.01 par value,
  5,000,000 shares authorized; 3,356,784 shares issued and
  outstanding actual, no shares pro forma and no shares pro
  forma as adjusted.........................................   $ 17,313       $     --     $     --
                                                               --------       --------     --------
Stockholders' equity (deficit):
  Common stock, $ 0.01 par value, 50,000,000 shares
     authorized; 6,185,354 shares issued actual, 9,542,138
     shares issued pro forma and 12,042,138 shares issued
     pro forma as adjusted..................................         62             95          120
  Additional paid-in capital................................     35,212         52,492       98,982
  Deferred compensation.....................................     (6,494)        (6,494)      (6,494)
  Treasury stock, at cost, 314,750 shares...................       (675)          (675)        (675)
  Accumulated other comprehensive income (loss).............       (120)          (120)        (120)
  Retained earnings (deficit)...............................    (17,923)       (17,923)     (17,923)
                                                               --------       --------     --------
          Total stockholders' equity (deficit)..............     10,062         27,375       73,890
                                                               --------       --------     --------
          Total capitalization..............................   $ 27,375       $ 27,375     $ 73,890
                                                               ========       ========     ========

                                    DILUTION


     Our pro forma net tangible book value as of June 30, 2000 was $16.0 million, or approximately $1.73 per share. Pro forma net tangible book value per share represents the amount of total tangible assets less total liabilities, divided by the number of shares of common stock outstanding, after giving effect to the pro forma adjustment for the automatic conversions of preferred stock in connection with the offering described under "Capitalization" above. For investors in our common stock, dilution is the per share difference between the assumed initial public offering price of $21.00 per share and the pro forma net tangible book value of our common stock immediately after completing this offering. This represents an immediate increase in net tangible book value of $3.60 per share to existing stockholders and an immediate dilution of $15.67 per share to new investors. The following table illustrates this per share dilution:



Assumed initial public offering price per share.............          $21.00
  Pro forma net tangible book value per share before this
     offering...............................................  $1.73
  Increase per share attributable to new investors..........   3.60
                                                              -----
Pro forma net tangible book value per share after this
  offering..................................................            5.33
                                                                      ------
Dilution per share to new investors.........................          $15.67
                                                                      ======



     The following table sets forth as of June 30, 2000, on a pro forma basis as described above under "Capitalization," the number of shares of common stock purchased from us, the total consideration paid and the average price per share paid by current stockholders and new investors, before deducting the underwriting discount and estimated offering expenses payable by us:



                                  SHARES PURCHASED               TOTAL CONSIDERATION
                                --------------------    -------------------------------------
                                                                                AVERAGE PRICE
                                  NUMBER     PERCENT      AMOUNT      PERCENT     PER SHARE
                                ----------   -------    -----------   -------   -------------
Existing stockholders.........   9,227,388     78.7%    $43,197,610     45.1%      $ 4.68
New stockholders..............   2,500,000     21.3      52,500,000     54.9        21.00
                                ----------    -----     -----------    -----
          Total...............  11,727,388    100.0%    $95,697,610    100.0%      $ 8.16
                                ==========    =====     ===========    =====



     The foregoing discussion and tables assume no exercise of any stock options or warrants outstanding. As of June 30, 2000, there were options outstanding to purchase a total of 3,491,850 shares of common stock with a weighted average exercise price of $6.37 per share and warrants outstanding to purchase a total of 50,000 shares of common stock at an exercise price of $5.00 per share. If any of these options or warrants are exercised, your investment will be further diluted. Furthermore, additional options will be granted in the future. See "Shares Eligible for Future Sale," "Management -- Our Stock Option Plans" and
note 8 to our consolidated financial statements included elsewhere in this prospectus.

                       UNAUDITED PRO FORMA FINANCIAL DATA

                               EXAMINATION REPORT

To the Board of Directors of
The Concours Group, Inc.:


     We have examined the pro forma adjustments reflecting the transactions described in the introduction to the unaudited pro forma condensed consolidated statements of operations and the notes to those statements of operations and the application of those adjustments to the historical amounts in the accompanying unaudited pro forma condensed consolidated statements of operations of The Concours Group, Inc. and subsidiaries for the year ended December 31, 1999, and for the six months ended June 30, 2000. The historical condensed consolidated statements of operations are derived from the historical financial statements of The Concours Group, Inc. and of Cepro AB, which were audited by us, appearing elsewhere herein. Such pro forma adjustments are based upon management's assumptions described in the introduction to the unaudited pro forma condensed consolidated statements of operations and the notes to those statements of operations. Our examination was made in accordance with standards established by the American Institute of Certified Public Accountants and, accordingly, included such procedures as we considered necessary in the circumstances.


     The objective of this pro forma financial information is to show what the significant effects on the historical financial information might have been had the transactions occurred at an earlier date. However, the pro forma condensed statements of operations are not necessarily indicative of the results of operations that would have been attained had the above-mentioned transactions actually occurred earlier.


     In our opinion, management's assumptions provide a reasonable basis for presenting the significant effects directly attributable to the above mentioned transactions described in the notes to the unaudited pro forma condensed consolidated statements of operations, the related pro forma adjustments give appropriate effect to those assumptions, and the pro forma column reflects the proper application of those adjustments to the historical financial statement amounts in the pro forma condensed consolidated statements of operations for the year ended December 31, 1999, and for the six months ended June 30, 2000.


ARTHUR ANDERSEN LLP

Houston, Texas

August 7, 2000

                       UNAUDITED PRO FORMA FINANCIAL DATA

      UNAUDITED PRO FORMA CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS


     The following unaudited pro forma condensed consolidated statements of operations for the year ended December 31, 1999 and for the six month period ended June 30, 2000, have been derived from the application of pro forma adjustments to our historical consolidated financial statements and those of Cepro which are included elsewhere in this prospectus. The operating results for the six month period ended June 30, 2000 include results of operations of Cepro since its acquisition on February 29, 2000. The unaudited pro forma condensed consolidated statements of operations reflect the results of our operations as if the following had occurred on January 1, 1999:


     - the issuance as of February 1, 2000 of common stock to Infologix (BVI) Ltd., our largest stockholder, upon its conversion of convertible debt and its purchase of our common stock for cash;

     - the repayment on February 17, 2000 of our line of credit;

     - the issuance as of February 29, 2000 of our common stock in the Cepro acquisition;

     - the issuance as of February 29, 2000 of our Series B convertible redeemable preferred stock for cash; and

     - the automatic conversion of all outstanding shares of our Series A and Series B convertible preferred stock into common stock upon the consummation of this offering.

     The pro forma condensed consolidated financial statements are based on available information and various assumptions and estimates that we believe are reasonable, but which are subject to change. You should not rely on these statements as an indication of the consolidated operating results we might have obtained had these events actually occurred on such dates, nor should you rely on these statements as an indication of the operating results that we may achieve in the future.

     These unaudited pro forma condensed consolidated financial statements should be read in conjunction with "Capitalization," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our consolidated financial statements and those of Cepro and the notes to these statements included elsewhere in this prospectus.

                            THE CONCOURS GROUP, INC.

      UNAUDITED PRO FORMA CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

                          YEAR ENDED DECEMBER 31, 1999


                                                                    HISTORICAL
                                                              ----------------------
                                                               CONCOURS    CEPRO(2)    ADJUSTMENTS   PRO FORMA
                                                              ----------   ---------   -----------   ----------
                                                               (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)
Revenue:
  Consulting................................................  $   15,738    $6,796       $    --     $   22,534
  Continuous service and other..............................      10,342        --            --         10,342
                                                              ----------    ------       -------     ----------
        Total revenue.......................................      26,080     6,796            --         32,876
Costs and expenses:
  Consulting (exclusive of stock-based compensation of
    $98)....................................................      11,487     5,516            --         17,003
  Continuous service and other (exclusive of stock-based
    compensation of $4).....................................       8,245        --            --          8,245
                                                              ----------    ------       -------     ----------
        Gross margin........................................       6,348     1,280            --          7,628
  Sales and marketing.......................................       6,876       133            --          7,009
  General and administrative (exclusive of stock-based
    compensation of $81)....................................       6,201     1,118            --          7,319
  Amortization of intangibles...............................          11        --         3,076(3)       3,087
  Stock-based compensation(1)...............................         183        --            --            183
                                                              ----------    ------       -------     ----------
        Operating income (loss).............................      (6,923)       29        (3,076)        (9,970)
  Interest income (expense), net............................        (254)        1           255(4)           2
                                                              ----------    ------       -------     ----------
  Income (loss) before provision for income taxes...........      (7,177)       30        (2,821)        (9,968)
  Provision for income taxes................................          --        19            19(5)          --
                                                              ----------    ------       -------     ----------
Net income (loss)...........................................      (7,177)       11        (2,802)        (9,968)
Preferred stock accretion...................................          --        --          (341)(6)       (341)
                                                              ----------    ------       -------     ----------
Net income (loss) attributable to common stockholders.......  $   (7,177)   $   11       $(3,143)    $  (10,309)
                                                              ==========    ======       =======     ==========
Net income (loss) per share, basic and diluted..............  $    (2.32)                            $    (1.15)
Shares used in computing basic and diluted net income (loss)
  per share.................................................   3,088,248                              8,986,457(7)



                         SIX MONTHS ENDED JUNE 30, 2000



                                                                     HISTORICAL
                                                              -------------------------
                                                               CONCOURS      CEPRO(2)     ADJUSTMENTS    PRO FORMA
                                                              -----------   -----------   -----------   -----------
                                                              (UNAUDITED)   (UNAUDITED)   (UNAUDITED)   (UNAUDITED)
                                                                 (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)
Revenue:
  Consulting................................................  $   18,275       $1,231       $    --     $   19,506
  Continuous service and other..............................       5,770           24            --          5,794
                                                              ----------       ------       -------     ----------
        Total revenue.......................................      24,045        1,255            --         25,300
Costs and expenses:
  Consulting (exclusive of stock-based compensation of
    $204)...................................................      10,292          597            --         10,889
  Continuous service and other (exclusive of stock-based
    compensation of $9).....................................       4,678           21            --          4,699
                                                              ----------       ------       -------     ----------
        Gross margin........................................       9,075          637            --          9,712
  Sales and marketing (exclusive of stock-based compensation
    of $29).................................................       4,090           15            --          4,105
  General and administrative (exclusive of stock-based
    compensation of $477)...................................       4,517          421            --          4,938
  Amortization of intangibles...............................       1,068           --           513(3)       1,581
  Stock-based compensation(1)...............................         719           --            --            719
                                                              ----------       ------       -------     ----------
        Operating income (loss).............................      (1,319)         201          (513)        (1,631)
  Interest income (expense), net............................      (2,173)          --         2,458(4)         285
                                                              ----------       ------       -------     ----------
  Income (loss) before provision for income taxes...........      (3,492)         201         1,945         (1,346)
  Provision for income taxes................................         144           26            73(5)          97
                                                              ----------       ------       -------     ----------
Net income (loss)...........................................      (3,636)         175         2,018         (1,443)
Preferred stock accretion...................................        (127)          --           (57)(6)       (184)
                                                              ----------       ------       -------     ----------
Net income (loss) attributable to common stockholders.......  $   (3,763)      $  175       $ 1,961     $   (1,627)
                                                              ==========       ======       =======     ==========
Net income (loss) per share, basic and diluted..............  $    (0.74)                               $    (0.18)
Shares used in computing basic and diluted net income (loss)
  per share.................................................   5,065,273                                 9,006,629(7)


See accompanying notes to unaudited pro forma condensed consolidated statements of operations.

                            THE CONCOURS GROUP, INC.

              NOTES TO UNAUDITED PRO FORMA CONDENSED CONSOLIDATED
                            STATEMENTS OF OPERATIONS

(1) Includes stock-based compensation for all applicable personnel.


(2) For the year ended December 31, 1999 and for the six months ended June 30, 2000, translations of Swedish kronor, or SEK, into U.S. dollars have been made at the 1999 yearly average conversion rate of 1.00 SEK equals 0.1210 U.S. dollars and the 2000 average conversion rate of 1.00 SEK equals 0.11454 U.S. dollars. These translations are not representations that SEK have been, could have been, or can be in the future converted into U.S. dollars at this or any other rate of exchange.



(3) Records the amortization related to $4,650,000 in purchase price allocated to the value of the workforce over a three-year period and the amortization related to $7,629,699 in goodwill over a five-year period related to the acquisition of Cepro.



(4) Reflects the reduction in interest expense of $255,000 for the year ended December 31, 1999 and $2,458,000 for the six months ended June 30, 2000, assuming all of our debt was retired on January 1, 1999.



(5) Eliminates a tax provision of $19,000 for the year ended December 31, 1999 and $73,000 for the six months ended June 30, 2000, on a combined basis.



(6) Records the accretion of issuance costs of $2,104,329 on the Series A and Series B mandatorily redeemable preferred stock to the liquidation value of $19,290,000 over a five year period, which represents the period through the earliest redemption date.


(7) Shares used in computing pro forma basic and diluted net loss per share:


                                                       DECEMBER 31,   JUNE 30,
                                                           1999         2000
                                                       ------------   ---------
Historical weighted average shares outstanding.......   3,088,248     5,065,273
Shares issued in the acquisition of Cepro, net of
  235,000 shares held in escrow......................     986,000       319,637
Shares issued upon conversion of convertible debt....     805,425       137,188
Shares issued for cash...............................     750,000       127,747
Shares issuable upon conversion of Series A and
  Series B convertible preferred stock...............   3,356,784     3,356,784
                                                        ---------     ---------
Total shares used in computing basic and diluted net
  loss per share.....................................   8,986,457     9,006,629
                                                        =========     =========

                      SELECTED CONSOLIDATED FINANCIAL DATA


     The selected consolidated financial data below for 1997, 1998 and 1999 is derived from our audited consolidated financial statements. The selected consolidated financial data as of June 30, 2000, and for the six month periods ended June 30, 1999 and 2000, is derived from our unaudited financial statements prepared on a basis consistent with our audited consolidated financial statements and the notes to those statements included elsewhere in this prospectus. The following data is qualified in its entirety by, and should be read in conjunction with, "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our consolidated financial statements and the notes to those statements included elsewhere in this prospectus.



                                             PERIOD FROM INCEPTION         YEARS ENDED            SIX MONTHS ENDED
                                              (JANUARY 22, 1997)          DECEMBER 31,                JUNE 30,
                                                    THROUGH          -----------------------   -----------------------
                                               DECEMBER 31, 1997        1998         1999         1999         2000
                                             ---------------------   ----------   ----------   ----------   ----------
                                                                                                     (UNAUDITED)
                                                          (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)
STATEMENT OF OPERATIONS DATA:
Revenue:
  Consulting...............................       $    4,878         $    8,529   $   15,738   $    6,705   $   18,275
  Continuous service and other.............            3,934              7,422       10,342        4,839        5,770
                                                  ----------         ----------   ----------   ----------   ----------
        Total revenue......................            8,812             15,951       26,080       11,544       24,045
Costs and expenses:
  Consulting (exclusive of stock-based
    compensation of $--, $19, $98, $58 and
    $204, respectively)....................            2,791              6,769       11,487        5,384       10,292
  Continuous service and other (exclusive
    of stock-based compensation of $--, $1,
    $4, $1 and $9, respectively)...........            2,984              6,227        8,245        3,998        4,678
                                                  ----------         ----------   ----------   ----------   ----------
        Gross margin.......................            3,037              2,955        6,348        2,162        9,075
  Sales and marketing (exclusive of
    stock-based compensation of $--, $--,
    $--, $-- and $29, respectively)........            2,378              3,964        6,876        3,414        4,090
  General and administrative (exclusive of
    stock-based compensation of $--, $18,
    $81, $32 and $477, respectively).......            1,681              4,692        6,201        2,899        4,517
  Amortization of intangibles..............               --                 --           11           --        1,068
  Stock-based compensation(1)..............               --                 38          183           91          719
                                                  ----------         ----------   ----------   ----------   ----------
        Operating loss.....................           (1,022)            (5,739)      (6,923)      (4,242)      (1,319)
Interest income (expense), net.............               48                 74         (254)         (51)      (2,173)
Income taxes...............................               --                 --           --           --          144
                                                  ----------         ----------   ----------   ----------   ----------
Net loss...................................             (974)            (5,665)      (7,177)      (4,293)      (3,636)
Preferred stock accretion..................               --                 --           --           --          127
                                                  ----------         ----------   ----------   ----------   ----------
Net loss attributable to common
  stockholders.............................       $     (974)        $   (5,665)  $   (7,177)  $   (4,293)  $   (3,763)
                                                  ==========         ==========   ==========   ==========   ==========
Net loss per share attributable to common
  stockholders, basic and diluted..........       $    (0.43)        $    (1.73)  $    (2.32)  $    (1.39)  $    (0.74)
Shares used in computing basic and diluted
  net loss per share attributable to common
  stockholders.............................        2,270,630          3,279,447    3,088,248    3,085,219    5,065,273



                                                                     DECEMBER 31,
                                                              --------------------------     JUNE 30,
                                                               1997     1998      1999         2000
                                                              ------   -------   -------   ------------
                                                                                           (UNAUDITED)
                                                                           (IN THOUSANDS)
BALANCE SHEET DATA:
Cash and cash equivalents...................................  $1,485   $ 1,056   $   705     $14,289
Working capital.............................................      76    (2,033)   (5,134)     13,465
Total assets................................................   4,058     5,804     8,848      39,874
Long-term debt, net of current portion......................      --        --     4,000          --
Total stockholders' equity (deficit)........................     364    (1,372)   (8,187)     10,062


---------------

(1) Includes stock-based compensation for all applicable personnel.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     You should read the following discussion in conjunction with "Selected Consolidated Financial Data" and our consolidated financial statements and the notes to those statements included elsewhere in this prospectus. The following discussion contains forward-looking statements that involve risks, uncertainties and assumptions such as statements of our plans, objectives, expectations and intentions. Our actual results may differ materially from those discussed in these forward-looking statements because of the risks and uncertainties inherent in future events, particularly those identified in "Risk Factors."

                                    OVERVIEW


     We deliver management and strategy consulting, research and executive education services which enable our clients to improve their performance and competitiveness. We designed our operating model to enable us to rapidly evolve our services to anticipate and meet the needs of our clients in fast-changing markets. We have grown rapidly since our founding in January 1997. Our revenue increased from $8.8 million in 1997 to $26.1 million in 1999, a compound annual growth rate of approximately 72%. We provided services to a total of 154 clients during 1997, 290 clients during 1998 and 400 clients during 1999. Our consulting, multi-client and research professionals increased from 27 at December 31, 1997 to 119 at June 30, 2000, including 39 consultants of Cepro, which we acquired on February 29, 2000.


     In the second half of 1998, we began offering new eBusiness related consulting services and expanded our operations to Europe. These actions caused higher operating losses in 1998 and 1999, which we funded through private placements of equity in 1998 and convertible debt in 1999. We aggressively expanded our staff of consultants in the United States from 19 at December 31, 1997 to 39 at December 31, 1998 in anticipation of generating significant revenue from our newly developed eBusiness related consulting services and other services in 1999. In late 1998, we began establishing operations in the United Kingdom, Germany, France and the Netherlands, and incurred significant start-up expenses and operating losses in 1998 and 1999. By December 31, 1999, we employed 24 people in Europe, including seven consultants, seven sales professionals and four multi-client professionals. On November 18, 1999, we acquired Inforesma, a Swedish provider of multi-client programs, for approximately $118,000 in cash and the issuance of 25,000 shares of our common stock valued at $7.00 per share. On February 29, 2000, we purchased all the outstanding shares of stock of Cepro, a Swedish management consulting firm, in exchange for a total of 1,221,000 shares of our common stock valued at $10.00 per share.

     A total of 235,000 shares of our common stock issued to the selling Cepro stockholders are being held in escrow for three years as security for the indemnity given by the selling Cepro stockholders under the purchase agreement. These escrowed shares, and an additional 230,000 shares issued to the selling Cepro stockholders, are subject to a repurchase right. We have the right to repurchase each former Cepro stockholder's portion of these shares at a price of $10.00 per share if the selling stockholder's employment is terminated before March 1, 2003. Shares that we repurchase under this repurchase right will be recorded as treasury stock.


     Because the acquisition of Cepro has been accounted for as a purchase, our consolidated statements of operations for the first six months of 2000 reflect the results of Cepro since the date of the acquisition. The purchase price was allocated to the fair value of the assets acquired and liabilities assumed, including $4.7 million for the value of the workforce and $7.6 million of goodwill. The workforce is being amortized over three years and the goodwill is being amortized over five years.


     Consulting revenue is comprised of professional fees and reimbursable out-of-pocket expenses for consulting services rendered to clients. Reimbursable out-of-pocket expenses comprised 11% of consulting revenue in 1999, 11% in 1998 and 10% in 1997. We currently provide our clients with consulting services in eBusiness and business strategy; eBusiness solution implementation planning and management; IT strategy, implementation planning and management; and custom executive education. Our consulting engagements are priced on a time and materials basis. Revenue is recognized as services are performed.

Consulting costs consist primarily of the employee-related expenses of our consultants and other direct project costs, such as third-party vendor charges and out-of-pocket expenses associated with the delivery of consulting services. These costs are expensed as incurred.

     Continuous service revenue is comprised of subscription-based membership fees from our multi-client and research programs. Other revenue represents fees from client participation in individual research projects and from the sale of reports from completed research projects. Our multi-client programs bring together specified populations of executives with well-known academics, experienced industry practitioners and our senior consultants to discuss the pressing management issues and challenges they face. Our research consists of 90-day projects designed to develop new business strategies and management techniques, deliver new ideas and techniques for our multi-client programs, mindshare marketing and consulting practice. Memberships in our various continuous service programs are sold as renewable, time-based subscriptions. Subscriptions generally are for one year, are non-refundable, may begin in any calendar month and entitle the subscribing member to participate in conferences, meetings and teleconferences for the duration of the subscription period. Subscription fees and most other revenue are recorded as deferred revenue, when invoiced, and are recognized as revenue ratably over the subscription period or, in the case of other revenue, ratably over the term of the related projects. Revenue derived from the sale of reports from completed research projects is recognized upon delivery of the reports. Continuous service and other costs primarily include costs related to the production and delivery of multi-client and research services, including compensation of research personnel, fees for third-party speakers, the production of published materials, the organization of member meetings and all associated support services. These costs are expensed as incurred.

     To date, a majority of our revenue has been derived from our consulting services. During 1999, 60% of our revenue was derived from consulting services and 40% was derived from continuous services and other. We expect that our consulting services will continue to account for an increasing majority of our total revenue in the foreseeable future. No single client accounted for more than 10% of our total revenue during 1998 or 1999.

     Sales and marketing expenses consist primarily of salaries, commissions and related expenses of our direct salesforce and telemarketing professionals and the costs related to the production and distribution of our mindshare marketing and other direct mail materials. General and administrative expenses consist primarily of salaries for executive and senior management, finance, IT and various administrative groups along with associated employee benefits, facilities costs, office supplies and related expenses, depreciation and amortization and all other corporate costs.


     Stock-based compensation consists of expenses arising from a limited number of our option grants. Stock-based compensation represents the difference between the exercise price of options to purchase our common stock and the fair value of these shares at the date of grant. We have recorded aggregate deferred compensation totaling $7.3 million in connection with certain stock option grants through June 30, 2000, and we recorded stock-based compensation expense of $38,000 in 1998, $183,000 in 1999 and $719,000 for the six months ended June 30, 2000.



     For all stock options issued through June 30, 2000, we expect to record amortization expense for deferred compensation as follows: $1.7 million during 2000, $1.9 million during 2001, $1.7 million during 2002, $1.5 million during 2003 and $0.4 million during 2004. The amount of compensation expense to be recorded in future periods would decrease if unvested options for which deferred compensation has been recorded are subsequently canceled.



     Although we have experienced substantial revenue growth since 1997, our operating costs and expenses exceeded our revenue in each quarter since our founding in January 1997. From January 1997 through June 30, 2000, we incurred cumulative net losses of approximately $17.5 million. Primarily due to our expansion in Europe and the amortization of intangibles related to the recent Cepro acquisition, including goodwill and the purchase price allocated to the value of the workforce, we anticipate a net loss from operations through at least 2000. Due to our limited operating history and the fast-changing nature of our industry, it is difficult for us to predict future results, and future revenue growth may not equal or exceed our recent growth rates.

     As of December 31, 1999, our net operating loss carryforwards were approximately $12.5 million and expire at various dates beginning in 2004. Utilization of the net operating losses may be limited due to U.S. and foreign tax laws. See note 5 to our consolidated financial statements included elsewhere in this prospectus.

                             RESULTS OF OPERATIONS

     The following table sets forth, for the periods indicated, selected consolidated statements of operations data as a percentage of total revenue and data for the costs and expenses of consulting and of continuous services and other, which are presented as a percentage of the related revenue.


                                              FOR THE PERIOD
                                              FROM INCEPTION         YEARS ENDED       SIX MONTHS ENDED
                                            (JANUARY 22, 1997)      DECEMBER 31,           JUNE 30,
                                                 THROUGH          -----------------   ------------------
                                           DECEMBER 31, 1997(1)   1998(1)   1999(1)   1999(1)    2000(1)
                                           --------------------   -------   -------   -------    -------
REVENUE:
  Consulting.............................           55%             53%       60%       58%        76%
  Continuous service and other...........           45%             47%       40%       42%        24%
          Total revenue..................          100%            100%      100%      100%       100%
COSTS AND EXPENSES:
  Consulting(2)..........................           57%             79%       73%       80%        56%
  Continuous service and other(3)........           76%             84%       80%       83%        81%
          Gross margin...................           34%             19%       24%       19%        38%
  Sales and marketing....................           27%             25%       26%       30%        17%
  General and administrative.............           19%             29%       24%       25%        19%
  Amortization of intangibles............            0%              0%        0%        0%         4%
  Stock-based compensation(4)............            0%              1%        1%        1%         3%
          Operating loss.................          (12%)           (36%)     (27%)     (37%)       (5%)
INTEREST INCOME (EXPENSE), NET...........            1%              0%       (1%)       0%        (9%)
INCOME TAXES.............................            0%              0%        0%        0%         1%
NET LOSS.................................          (11%)           (36%)     (28%)     (37%)      (15%)


---------------

(1) Unless otherwise indicated in this table, all numbers are expressed as a percentage of total revenue.

(2) Expressed as a percentage of consulting revenue.

(3) Expressed as a percentage of continuous service and other revenue.

(4) Includes stock-based compensation for all applicable personnel.


SIX MONTHS ENDED JUNE 30, 1999 AND 2000


Revenue


     Total revenue for the six month period ended June 30 increased 108% from $11.5 million in 1999 to $24.0 million for the comparable period in 2000. In those same periods, consulting revenue rose from $6.7 million to $18.3 million, an increase of 173%, and continuous service and other revenue increased 19% from $4.8 million to $5.8 million.



     North America. Total revenue for the six month period ended June 30 was $10.6 million in 1999 and $17.7 million for the comparable period in 2000, an increase of 67%. In those same periods, consulting revenue grew 110% from $6.2 million in 1999 to $13.1 million in 2000. The growth in consulting revenue reflects a $5.7 million increase in revenue from our eBusiness services. Continuous service and other revenue increased 6% from $4.4 million in the six months ended June 30, 1999 to $4.6 million in the six months ended June 30, 2000, primarily due to an increase in the number of subscriptions for existing programs.

     Europe. 1999 activities were primarily start-up in nature and total revenue through June 30, 1999 was only $0.9 million. In 2000, total revenue for the six month period ended June 30 was $6.3 million, consulting revenue was $5.2 million and continuous service and other revenue was $1.1 million. European consulting revenue includes Cepro consulting revenue of $2.9 million since its acquisition on February 29, 2000.



Costs and expenses of services



     In total, costs and expenses of services for the six month periods ended June 30 rose 60% from $9.4 million in 1999 to $15.0 million for the comparable period in 2000. Consulting costs and expenses for the same period increased 91% from $5.4 million to $10.3 million, while continuous service costs and expenses were $4.0 million in 1999 compared to $4.7 million in 2000, an increase of 17%.



     North America. Total costs and expenses of services for the six month period ended June 30 were $8.1 million in 1999 and $10.7 million for the comparable period in 2000, an increase of 32%. Consulting costs and expenses for the same periods increased 49% from $4.8 million in 1999 to $7.1 million in 2000 due primarily to an increase in the average number of consultants from 36 in 1999 to 43 in 2000 and higher project related expenses associated with the increase in consulting revenue. Continuous service costs increased from $3.4 million in 1999 to $3.6 million in 2000.



     Europe. Total costs and expenses of services for the six month period ended June 30 were $1.3 million in 1999 and $4.2 million for the comparable period in 2000, with the acquisition of Cepro accounting for $1.7 million of this increase. Consulting costs and expenses in Europe increased from $0.6 million in 1999 to $3.2 million in 2000. The Cepro acquisition accounted for $1.6 million of the increase; the remainder was due to an increase in the average consulting headcount of other European operations from five in 1999 to nine in 2000 and higher project related expenses associated with the increase in consulting revenue. Continuous service costs increased from $0.6 million in 1999 to $1.0 million in 2000.


Gross margin


     Our overall gross margin for the six month period ended June 30 increased from 19% in 1999 to 38% for the comparable period in 2000. Consulting gross margin improved from 20% to 44% and continuous service and other gross margin increased from 17% to 19%.



     North America. The overall gross margin for the six month period ended June 30 improved from 23% in 1999 to 39% for the comparable period in 2000. Our consulting gross margin rose from 23% in 1999 to 46% in 2000, reflecting higher consulting revenue and consultant utilization. Our continuous service and other gross margin decreased from 23% in 1999 to 21% in 2000 due to the timing of conferences, offset by the rate of revenue growth due to the sales of new memberships.



     Europe. Our total costs and expenses of services for the six month period ended June 30, 1999 exceeded total revenue by $0.3 million, reflecting the start-up nature in operations. For the six month period ended June 30, 2000, overall European gross margin was 33%; our consulting gross margin was 38% and our continuous service and other gross margin was 9%.


Sales and marketing


     Total sales and marketing costs and expenses for the six month period ended June 30 increased 20% from $3.4 million in 1999 to $4.1 million for the comparable period in 2000. Sales and marketing costs and expenses in North America were $2.7 million in 1999 and $3.0 million in 2000. As a percentage of revenue, these expenses decreased from 25% in the 1999 period to 17% in the 2000 period due to sales and marketing spending growing at a slower rate than the rate of revenue growth. In Europe, sales and marketing costs and expenses for the six month period ended June 30 increased from $0.8 million in 1999 to $1.1 million for the comparable period in 2000, reflecting an increase in average sales and marketing headcount from five in 1999 to seven in 2000 and the general growth in our business. As a percentage of revenue, these expenses decreased from 80% in the 1999 period to 18% in the 2000 period due to sales and marketing spending growing at a slower rate than the rate of revenue growth.

General and administrative


     Total general and administrative costs and expenses increased 56% from $2.9 million in the six month period ended June 30, 1999 to $4.5 million in the six month period ended June 30, 2000, with the acquisition of Cepro accounting for approximately $0.6 million of the increase. North American general and administrative costs and expenses increased from $2.1 million in 1999 to $3.0 million in 2000. This increase was due to additional staff, facilities, equipment and general growth in our business. As a percentage of revenue, these expenses decreased from 20% in the 1999 period to 17% in the 2000 period as general and administrative spending grew at a slower rate than the rate of revenue growth. General and administrative costs and expenses in Europe increased from $0.8 million in 1999 to $1.6 million in 2000, with $0.6 million due to the Cepro acquisition. As a percentage of revenue, these expenses decreased from 81% in 1999 to 25% in 2000 as general and administrative spending grew at a slower rate than the rate of revenue growth.


Amortization of intangibles


     Amortization of intangibles increased from $ -- in the six month period ended June 30, 1999 to $1.1 million in the same period of 2000, due primarily to intangibles associated with the acquisition of Cepro.


Stock-based compensation


     Stock-based compensation increased from $91,000 for the six month period ended June 30, 1999 to $719,000 for the comparable period in 2000. A total of $58,000 and $204,000, respectively, related to consulting, $1,000 and $9,000, respectively, related to continuous service and other, $ -- and $29,000, respectively, related to sales and marketing and $32,000 and $477,000, respectively, related to general and administrative expenses. The increase related to general and administrative expenses was primarily a result of compensation recorded for stock option grants to advisory board members and stock options granted to a non-profit organization.


Interest income (expense), net


     Net interest expense increased from $51,000 for the six months ended June 30, 1999 to $2.2 million for the same period in 2000. The increase was due to $2.4 million of non-cash interest expense recognized on the conversion of notes payable to an affiliate of Infologix on February 1, 2000, offset by investment earnings on our cash and cash equivalents. The non-cash interest expense represents the difference between the conversion price as stated in the stock purchase and debt conversion agreement, which replaced the terms in the original note agreements, and the fair value of our common stock at the date of conversion.


Income taxes


     Income taxes increased from $ -- for the six month period ended June 30, 1999 to approximately $144,000 for the comparable period in 2000. The increase is attributable to the acquisition of Cepro, which was profitable in 2000.



THREE MONTHS ENDED JUNE 30, 1999 AND 2000



Revenue



     Total second quarter revenue increased 117% from $6.4 million in 1999 to $13.9 million in 2000. In those same periods, consulting revenue rose from $3.8 million to $10.9 million, an increase of 188%, and continuous service and other revenue increased 14% from $2.6 million to $3.0 million.



     North America. Second quarter total revenue was $5.8 million in 1999 compared to $10.2 million in 2000, an increase of 76%. In those same periods, consulting revenue grew 122% from $3.5 million in 1999 to $7.8 million in 2000. The growth in consulting revenue reflects a $3.1 million increase in revenue from our eBusiness services. Second quarter continuous service and other revenue increased 5% from $2.3 million in 1999 to $2.4 million in 2000, primarily due to an increase in the number of subscriptions for existing programs.

     Europe. 1999 activities were primarily start-up in nature and second quarter revenue was only $0.6 million. In 2000, total second quarter revenue was $3.7 million: consulting revenue was $3.1 million and continuous service and other revenue was $0.6 million. European consulting revenue includes Cepro consulting revenue of $2.1 million in the second quarter.



Costs and expenses of services



     In total, second quarter costs and expenses of services rose 74% from $4.9 million in 1999 to $8.6 million in 2000. Second quarter consulting costs and expenses increased 121% from $2.7 million in 1999 to $6.0 million in 2000, while continuous service costs and expenses were $2.2 million in 1999 compared to $2.6 million in 2000, an increase of 16%.



     North America. Second quarter total costs and expenses of services were $4.1 million in 1999 compared to $6.1 million in 2000, an increase of 50%. Second quarter consulting costs and expenses increased 77% from $2.4 million in 1999 to $4.2 million in 2000 due primarily to an increase in the average number of consultants from 34 in 1999 to 45 in 2000 and higher project related expenses associated with the increase in consulting revenue. Second quarter continuous service costs increased from $1.7 million in 1999 to $1.9 million in 2000.



     Europe. Second quarter total costs and expenses of services were $0.8 million in 1999 compared to $2.5 million in 2000, with the acquisition of Cepro accounting for $1.3 million of this increase. Second quarter consulting costs and expenses in Europe increased from $0.4 million in 1999 to $1.8 million in 2000. The Cepro acquisition accounted for $1.3 million of the increase; the remainder was due to an increase in the average consulting headcount of other European operations from five in 1999 to nine in 2000 and higher project related expenses associated with the increase in consulting revenue. The second quarter continuous service costs increased from $0.5 million in 1999 to $0.6 million in 2000.



Gross margin



     Our overall second quarter gross margin increased from 23% in 1999 to 38% in 2000. Consulting gross margin improved from 28% to 45% and continuous service and other gross margin decreased from 15% to 13%.



     North America. The overall second quarter gross margin improved from 29% in 1999 to 40% in 2000. Our consulting gross margin rose from 33% in 1999 to 47% in 2000, reflecting higher consulting revenue and consultant utilization. Our continuous service and other gross margin decreased from 24% in 1999 to 18% in 2000 primarily due to the timing of conferences falling in different quarters during the two years.



     Europe. Our total costs and expenses of services in the second quarter of 1999 exceeded total revenue by $0.3 million, reflecting the start-up nature in operations. In 2000, overall second quarter European gross margin was 32% and our consulting gross margin was 39%. Our continuous service and other gross margin costs exceeded related revenue by $21,000, which was primarily the result of the timing of conferences falling in different quarters during the two years.



Sales and marketing



     Total sales and marketing costs and expenses increased 32% from $1.6 million in the second quarter of 1999 to $2.1 million in the second quarter of 2000. Sales and marketing costs and expenses in North America were $1.2 million in the second quarter of 1999 and $1.6 million in the second quarter of 2000. As a percentage of revenue, these expenses decreased from 21% in the 1999 period to 15% in the 2000 period due to sales and marketing spending growing at a slower rate than the rate of revenue growth. In Europe, second quarter sales and marketing costs and expenses increased from $0.4 million in 1999 to $0.6 million in 2000, reflecting an increase in average sales and marketing headcount from five in 1999 to seven in 2000 and the general growth in our business. As a percentage of revenue, these expenses decreased from 64% in the 1999 period to 15% in the 2000 period due to sales and marketing spending growing at a slower rate than the rate of revenue growth.

General and administrative



     Total second quarter general and administrative costs and expenses increased 76% from $1.5 million in 1999 to $2.7 million in 2000, with the acquisition of Cepro accounting for approximately $0.5 million of the increase. North American second quarter general and administrative costs and expenses increased from $1.2 million in 1999 to $1.7 million in 2000. This increase was due to additional staff, facilities, equipment and general growth in our business. As a percentage of revenue, these expenses decreased from 20% in the 1999 period to 16% in the 2000 period as general and administrative spending grew at a slower rate than the rate of revenue growth. General and administrative costs and expenses in Europe increased from $0.4 million in the second quarter of 1999 to $1.0 million in the second quarter of 2000, with $0.5 million of the increase due to the Cepro acquisition. As a percentage of revenue, these expenses decreased from 61% in 1999 to 27% in 2000 as general and administrative spending grew at a slower rate than the rate of revenue growth.



Amortization of intangibles



     Amortization of intangibles increased from $ -- in the second quarter of 1999 to $0.8 million in the same period of 2000, due primarily to intangibles associated with the acquisition of Cepro.



Stock-based compensation



     Stock-based compensation increased from approximately $46,000 for the second quarter of 1999 to $418,000 for the second quarter of 2000. A total of $33,000 and $168,000, respectively, related to consulting, $1,000 and $7,000, respectively, related to continuous services and other, $ -- and $29,000 respectively, related to sales and marketing, and $12,000 and $214,000, respectively, related to general and administrative expenses. The increase related to general and administrative expenses was primarily a result of compensation recorded for stock option grants to advisory board members in the second quarter of 2000.



Interest income (expense), net



     Net interest expense increased from approximately $37,000 in the second quarter of 1999 to net interest income of $228,000 for the second quarter of 2000. Net interest income for the second quarter of 2000 was primarily due to investment earnings on cash and cash equivalents.



Income taxes



     Income taxes increased from $ -- for the second quarter of 1999 to approximately $97,000 in the second quarter of 2000. The increase is attributable to the acquisition of Cepro, which was profitable for the second quarter of 2000.


YEARS ENDED DECEMBER 31, 1998 AND 1999

Revenue

     Total revenue increased 63% from $16.0 million in 1998 to $26.1 million in 1999. Consulting revenue was up 85%, increasing from $8.5 million in 1998 to $15.7 million in 1999. Continuous service and other revenue was $7.4 million in 1998 compared to $10.3 million in 1999, an increase of 39%.

     North America. Total revenue was $15.9 million in 1998 compared to $23.4 million in 1999, an increase of 47%. Consulting revenue grew 69% from $8.4 million in 1998 to $14.2 million in 1999. This increase primarily reflects strong demand for our new eBusiness consulting services. Continuous service revenue increased 23% from $7.4 million in 1998 to $9.1 million in 1999. Of this increase, $0.8 million was due to an increase in the number of subscriptions to existing multi-client programs and $0.9 million was due to addition of new multi-client programs for senior eBusiness and HR executives.

     Europe. 1998 activities were primarily start-up in nature and we recognized only $0.1 million of revenue. In 1999, our first full year of operation in Europe, consulting revenue was $1.5 million and continuous service revenue was $1.2 million.

Costs and expenses of services

     Total costs and expenses of services rose 52% from $13.0 million in 1998 to $19.7 million in 1999. Consulting costs and expenses rose from $6.8 million in 1998 to $11.5 million in 1999, an increase of 70%. Continuous service costs and expenses increased 32% from $6.2 million in 1998 to $8.2 million in 1999.

     North America. Total cost and expenses of services were $12.7 million in 1998 compared to $16.7 million in 1999, an increase of 31%. Costs and expenses of consulting increased 48% from $6.6 million in 1998 to $9.8 million in 1999. The increase primarily reflects the growth in the number of consultants in North America from an average of 27 in 1998 to an average of 35 in 1999 and an increase in other project related expenses associated with higher consulting revenue. Although North American consulting revenue rose 69% compared to 1998, the average number of consultants we employed grew only 30% because we increased the utilization of the consultants we hired in 1998. Costs and expenses of continuous service increased from $6.1 million in 1998 to $6.9 million in 1999. This increase was primarily due to cost of the new multi-client programs for senior eBusiness and HR executives and the overall growth in the number of memberships.

     Europe. In 1999, our first full year of operations in Europe, total costs and expenses of services were $3.1 million; costs and expenses of consulting were $1.7 million and costs and expenses of continuous service were $1.4 million.

Gross margin

     Our overall gross margin increased from 19% in 1998 to 24% in 1999. Consulting gross margin improved from 21% to 27% and continuous service and other gross margin increased from 16% to 20%.

     North America. The overall gross margin improved from 20% in 1998 to 29% in 1999. Our consulting gross margin rose from 22% in 1998 to 31% in 1999. As 1999 progressed, the demand for our eBusiness consulting services accelerated and we increased the utilization of the consultants we hired in 1998. Our continuous service and other gross margin improved from 18% in 1998 to 25% in 1999 as the growth in revenue due to increased memberships exceeded the rate of growth of related costs and expenses.

     Europe. 1999 costs and expenses of consulting exceeded consulting revenue by $0.2 million and the costs and expenses of continuous service and other also exceeded continuous service and other revenue by $0.2 million. This reflects the start-up nature of operations in Europe during 1999.

Sales and marketing

     Total sales and marketing costs and expenses increased 73% from $4.0 million in 1998 to $6.9 million in 1999. Sales and marketing costs and expenses in North America rose from $3.7 million in 1998 to $5.2 million in 1999, or 39%. This increase reflects higher costs associated with mindshare marketing and direct mail programs to support our new eBusiness and multi-client service and the general growth in our business. As a percentage of revenue, these expenses decreased from 24% in 1998 to 22% in 1999 due to sales and marketing spending growing at a slower rate than the growth in revenue. Sales and marketing costs and expenses in Europe during our first full year of operation increased from $0.2 million in 1998 to $1.7 million in 1999. This was primarily due to the increase in the number of sales professionals from three at December 31, 1998 to seven at December 31, 1999 and an increase in mindshare marketing and direct mail activities in 1999.

General and administrative

     Total general and administrative costs and expenses increased by 32% from $4.7 million in 1998 to $6.2 million in 1999. North American general and administrative costs and expenses increased by 16% from $4.0 million in 1998 to $4.6 million in 1999. This increase was due to additional staff, facilities, equipment and general growth in our business. As a percentage of revenue, these expenses decreased from 25% in 1998 to 20% in 1999 as general and administrative spending grew at a slower rate than the rate of revenue growth. General and administrative costs and expenses in Europe increased from $0.7 million in

1998 to $1.6 million in 1999 reflecting a full year of operation and spending for additional staff, facilities and equipment to support our European operations.

Stock-based compensation

     Stock-based compensation increased from $38,000 in 1998 to $183,000 in 1999. Of these amounts, $19,000 and $98,000, respectively, related to consulting, $1,000 and $4,000, respectively, related to continuous service and other and $18,000 and $81,000, respectively, related to general and administrative expenses. The increases were a result of a full year of amortization on grants issued in 1998 and various stock options grants issued to employees throughout 1999.

Interest income (expense), net

     Net interest income in 1998 was $0.1 million compared to net interest expense of $0.3 million in 1999. This reflects the interest expense associated with the 1999 issuance of convertible debt and draws against our bank line of credit.

YEARS ENDED DECEMBER 31, 1997 AND 1998

Revenue

     Total revenue increased 81% from $8.8 million in 1997 to $16.0 million in 1998. No revenue was generated in Europe in 1997 and only approximately $0.1 million of revenue was generated in Europe in 1998. Consulting revenue in North America grew 73% from $4.9 million in 1997 to $8.4 million in 1998 reflecting an increasing number of clients. Continuous service and other revenue in North America increased 88% from $3.9 million in 1997 to $7.4 million in 1998. This was primarily due to an increase in the number of subscriptions for our existing multi-client and research programs, an increase in the average price per subscription for our multi-client programs and an increase in the number of research projects.

Costs and expenses of services

     Total costs and expenses of services rose 125% from $5.8 million in 1997 to $13.0 million in 1998, with costs of approximately $0.3 million incurred in Europe. The costs and expenses of consulting in North America increased 136% from $2.8 million in 1997 to $6.6 million in 1998. The increase primarily reflects the growth of the number of consultants in North America from an average of nine in 1997 to an average of 27 in 1998. We aggressively hired consultants in 1998, both in support of higher 1998 consulting revenue and in anticipation of future demand for our emerging eBusiness consulting services. The costs and expenses of continuous service and other increased from $3.0 million in 1997 to $6.1 million in 1998. This increase was primarily due to the development cost of expanding the content of our existing multi-client programs, the growth in the number of memberships and the cost of completing more research projects in 1998 than in 1997.

Gross margin

     Our overall gross margin declined from 34% in 1997 to 19% in 1998. Our consulting gross margin in North America declined from 43% in 1997 to 22% in 1998 primarily as the result of hiring consultants in preparation for our new eBusiness consulting services. Continuous service and other gross margin was 24% in 1997 compared to 18% in 1998. This decline was primarily due to the costs and expenses of delivering our multi-client and research services growing at a rate faster than the growth in continuous service and other revenue.

Sales and marketing

     Total sales and marketing costs and expenses increased 67% from $2.4 million in 1997 to $4.0 million in 1998, with start-up activities in Europe during 1998 accounting for 14% of this increase. Sales and marketing expenses in North America rose from $2.4 million to $3.7 million, or 57%. The increase was primarily due to the increase in the average number of sales and telemarketing professionals from seven in 1997 to 14 in 1998. As a percentage of revenue, these expenses decreased from 27% in 1997 to 24% in 1998 due to sales and marketing spending growing at a slower rate than the rate of revenue growth.

General and administrative

     Total general and administrative costs and expenses increased by 179% from $1.7 million in 1997 to $4.7 million in 1998. European start-up expenses in 1998 of $0.7 million accounted for 23% of this increase. North American general and administrative costs and expenses increased by 137% from $1.7 million in 1997 to $4.0 million in 1998. This increase was due to additional staff, facilities, equipment and general growth in our business. As a percentage of revenue, general and administrative expenses increased from 19% in 1997 to 25% in 1998 as we invested in our infrastructure to support continued growth.

QUARTERLY RESULTS OF OPERATIONS


     The following table presents our unaudited quarterly operating results for each of the ten quarters ended June 30, 2000. We prepared this unaudited information on the same basis as the audited consolidated financial statements appearing elsewhere in this prospectus. We believe all necessary adjustments to present fairly the quarterly results, consisting only of normal recurring adjustments, are included. These unaudited quarterly results should be read in conjunction with our consolidated financial statements, together with the related notes, included elsewhere in this prospectus. The operating results in any quarter are not necessarily indicative of the results that may be expected for any future period. We expect that our quarterly results may fluctuate significantly. See, for example, our discussion regarding seasonality and our current expectations as to revenue and net loss in the third quarter of 2000 under "-- Third Quarter 2000" below. We believe that period-to-period comparisons of our operating results are not necessarily meaningful and that you should not rely on these comparisons as indicators of future performance.

                                                                   THREE MONTHS ENDED
                                          ---------------------------------------------------------------------
                                          MAR. 31,    JUNE 30,    SEPT. 30,   DEC. 31,    MAR. 31,    JUNE 30,
                                            1998        1998        1998        1998        1999        1999
                                          ---------   ---------   ---------   ---------   ---------   ---------
                                            (IN THOUSANDS, EXCEPT FOR PERCENTAGES, SHARE AND PER SHARE DATA)
Revenue:
 Consulting.............................  $  2,149    $  2,442    $  2,365    $  1,573    $  2,928    $  3,777
 Continuous service and other...........     1,695       1,622       1,913       2,192       2,246       2,593
                                          ---------   ---------   ---------   ---------   ---------   ---------
       Total revenue....................     3,844       4,064       4,278       3,765       5,174       6,370
Costs and expenses:
 Consulting.............................     1,463       1,534       1,811       1,980       2,666       2,718
 Continuous service and other...........     1,029       1,247       1,540       2,411       1,790       2,208
                                          ---------   ---------   ---------   ---------   ---------   ---------
       Gross margin.....................     1,352       1,283         927        (626)        718       1,444
 Sales and marketing....................       698         810       1,035       1,420       1,802       1,613
 General and administrative.............       759         802       1,044       2,069       1,389       1,509
 Amortization of intangibles............        --          --          --          --          --          --
 Stock-based compensation(4)............        --          --          --          38          45          46
                                          ---------   ---------   ---------   ---------   ---------   ---------
       Operating loss...................      (105)       (329)     (1,152)     (4,153)     (2,518)     (1,724)
Interest income (expense), net..........        32          25          13           4         (14)        (37)
Income taxes............................        --          --          --          --          --          --
                                          ---------   ---------   ---------   ---------   ---------   ---------
Net loss................................  $    (73)   $   (304)   $ (1,139)   $ (4,149)   $ (2,532)   $ (1,761)
                                          =========   =========   =========   =========   =========   =========
Net loss attributable to common
 stockholders...........................  $    (73)   $   (304)   $ (1,139)   $ (4,149)   $ (2,532)   $ (1,761)
                                          =========   =========   =========   =========   =========   =========
Net loss per share attributable to
 common stockholders, basic and
 diluted................................  $  (0.02)   $  (0.09)   $  (0.35)   $  (1.27)   $  (0.82)   $  (0.57)
                                          =========   =========   =========   =========   =========   =========
Shares used in computing basic and
 diluted net loss per share attributable
 to common stockholders.................  3,302,762   3,311,047   3,245,092   3,258,951   3,085,901   3,084,544
                                          =========   =========   =========   =========   =========   =========
Revenue(1):
 Consulting.............................      55.9%       60.1%       55.3%       41.8%       56.6%       59.3%
 Continuous service and other...........      44.1        39.9        44.7        58.2        43.4        40.7
       Total revenue....................     100.0       100.0       100.0       100.0       100.0       100.0
Costs and expenses:
 Consulting(2)..........................      68.1        62.8        76.6       125.9        91.1        72.0
 Continuous service and other(3)........      60.7        76.9        80.5       110.0        79.7        85.2
       Gross margin.....................      35.2        31.6        21.7       (16.6)       13.9        22.7
 Sales and marketing....................      18.2        19.9        24.2        37.7        34.8        25.3
 General and administrative.............      19.7        19.8        24.4        55.0        26.9        23.7
 Amortization of intangibles............       0.0         0.0         0.0         0.0         0.0         0.0
 Stock-based compensation(4)............       0.0         0.0         0.0         1.0         0.9         0.8
       Operating loss...................      (2.7)       (8.1)      (26.9)     (110.3)      (48.7)      (27.1)
Interest income (expense), net..........       0.8         0.6         0.3         0.1        (0.2)       (0.5)
Income taxes............................       0.0         0.0         0.0         0.0         0.0         0.0
Net loss................................      (1.9)%      (7.5)%     (26.6)%    (110.2)%     (48.9)%     (27.6)%

                                                       THREE MONTHS ENDED
                                          ---------------------------------------------
                                          SEPT. 30,   DEC. 31,    MAR. 31,    JUNE 30,
                                            1999        1999        2000        2000
                                          ---------   ---------   ---------   ---------
                                          (IN THOUSANDS, EXCEPT FOR PERCENTAGES, SHARE AND PER SHARE DATA)
Revenue:
 Consulting.............................  $  4,031    $  5,003    $  7,393    $  10,883
 Continuous service and other...........     2,759       2,745       2,801        2,968
                                          ---------   ---------   ---------   ---------
       Total revenue....................     6,790       7,748      10,194       13,851
Costs and expenses:
 Consulting.............................     2,898       3,205       4,276        6,016
 Continuous service and other...........     1,905       2,343       2,108        2,570
                                          ---------   ---------   ---------   ---------
       Gross margin.....................     1,987       2,200       3,810        5,265
 Sales and marketing....................     1,603       1,862       1,968        2,122
 General and administrative.............     1,475       1,824       1,864        2,653
 Amortization of intangibles............        --          11         276          792
 Stock-based compensation(4)............        45          47         301          418
                                          ---------   ---------   ---------   ---------
       Operating loss...................    (1,136)     (1,544)       (599)        (720)
Interest income (expense), net..........       (81)       (122)     (2,400)         228
Income taxes............................        --          --          47           98
                                          ---------   ---------   ---------   ---------
Net loss................................  $ (1,217)   $ (1,666)   $ (3,046)   $    (590)
                                          =========   =========   =========   =========
Net loss attributable to common
 stockholders...........................  $ (1,217)   $ (1,666)   $ (3,074)   $    (689)
                                          =========   =========   =========   =========
Net loss per share attributable to
 common stockholders, basic and
 diluted................................  $  (0.39)   $  (0.54)   $  (0.68)   $   (0.12)
                                          =========   =========   =========   =========
Shares used in computing basic and
 diluted net loss per share attributable
 to common stockholders.................  3,084,929   3,098,068   4,497,086   5,633,461
                                          =========   =========   =========   =========
Revenue(1):
 Consulting.............................      59.4%       64.6%       72.5%        78.6%
 Continuous service and other...........      40.6        35.4        27.5         21.4
       Total revenue....................     100.0       100.0       100.0        100.0
Costs and expenses:
 Consulting(2)..........................      71.9        64.1        57.8         55.3
 Continuous service and other(3)........      69.0        85.4        75.3         86.6
       Gross margin.....................      29.3        28.4        37.4         38.0
 Sales and marketing....................      23.6        24.0        19.3         15.3
 General and administrative.............      21.7        23.6        18.3         19.2
 Amortization of intangibles............       0.0         0.1         2.7          5.7
 Stock-based compensation(4)............       0.7         0.6         3.0          3.0
       Operating loss...................     (16.7)      (19.9)       (5.9)        (5.2)
Interest income (expense), net..........      (1.2)       (1.6)      (23.5)         1.6
Income taxes............................       0.0         0.0         0.5          0.7
Net loss................................     (17.9)%     (21.5)%     (29.9)%       (4.3)%


------------------

(1) Unless otherwise indicated in this table, all numbers are expressed as a percentage of total revenue.

(2) Expressed as a percentage of consulting revenue.

(3) Expressed as a percentage of continuous service and other revenue.

(4) Includes stock-based compensation for all applicable personnel.

Third Quarter 2000

     We have experienced, and expect to continue to experience, fluctuations in our quarterly revenue in the third quarter of each year primarily as a result of seasonality during the summer vacation period, particularly in our European operations, and customers requesting the completion of significant projects in the second quarter of each year in anticipation of the summer vacation period. Primarily because of these factors, we are uncertain as to whether the trends evidenced in the first two quarters of 2000 will continue in the third quarter of 2000. We believe that in the third quarter of 2000 our revenue may be below, and our net loss may be greater than, the levels reported in the second quarter of 2000, but believe that our revenue will be greater than, and our net loss will be less than, the levels reported in the first quarter of 2000 and the third quarter of 1999.

  Gross margin

     In the second half of 1998, we hired consultants in preparation for our new eBusiness related consulting services and expanded our operations to Europe. These actions resulted in lower consultant utilization and a decrease in our gross margin, particularly in the fourth quarter of 1998 and the first quarter of 1999. Since this time, gross margin has increased significantly due to higher consultant utilization and increased European revenue.

     Our gross margin may not continue to improve. The establishment of new practice areas, the hiring of consultants and further geographic expansion could, from time to time, adversely affect our gross margins. Our consultants are employed on a full-time basis and, therefore, we incur substantially all of our employee-related costs even during times of low utilization.

                        LIQUIDITY AND CAPITAL RESOURCES

     From our founding in January 1997 through December 31, 1997, we funded our operations primarily through internally generated cash. In 1998 and 1999, we funded our operations primarily through the private sale of equity and convertible debt securities to Infologix (BVI) Ltd., our largest stockholder. Net proceeds from the sale of common and convertible preferred stock from January 1997 through December 31, 1999 totaled $5.6 million. Net proceeds from the issuance of convertible debt to an affiliate of Infologix totaled $4.0 million. In addition, we had a $1.0 million line of credit with Bank One with interest at the Bank One index rate plus 0.5 percent that was fully drawn at December 31, 1999 and repaid in full in February 2000. This line of credit has been terminated.

     On February 1, 2000, we issued 750,000 shares of common stock to Infologix for $6.0 million. A portion of these funds was used to repay our $1.0 million bank line of credit. Effective February 29, 2000, we sold 1,546,784 shares of Series B convertible redeemable preferred stock to Thayer Equity Investors IV, L.P. and Thayer CGI Partners LLC for $15.0 million. This preferred stock is automatically convertible into common stock on a share-for-share basis upon the consummation of this offering.


     Cash provided by operations in 1997 totaled $0.5 million. Cash used in operations for 1998 was $3.8 million and for 1999 was $5.0 million. Cash used by operations in 1998 and 1999 resulted from costs incurred to support the significant growth and development of our programs and operations in 1998 and 1999, including our expansion into Europe. Cash used in operations in the six month period ended June 30, 2000 was $4.4 million. A significant amount of cash provided by operations is deferred revenue arising from subscriptions to our multi-client programs. These subscriptions are generally annually renewable memberships payable by members at the beginning of the membership term, which can occur in any calendar month. Historically, uncollectible accounts receivable have not been material to our operations.


     Net accounts receivable increased $2.9 million from $3.6 million at December 31, 1998 to $6.5 million at December 31, 1999. European operations, which we started in late 1998, accounted for $0.9 million of this increase. The remaining increase was due to the growth in our U.S. consulting revenue and an increase in the number of U.S. subscription-based multi-client memberships renewed at December 31, 1999 compared to December 31, 1998. Accounts payable and accrued liabilities increased $3.0 million from $1.6 million at December 31, 1998 to $4.6 million at December 31, 1999. European operations accounted for $0.6 million of this increase. The remaining increase was due to higher accounts payable reflecting expanding U.S. operations and higher accruals for employee incentive compensation driven by increasing U.S. revenue. Deferred revenue increased $1.9 million from $5.6 million at December 31, 1998 to $7.5 million at December 31, 1999. European operations accounted for $0.8 million of this increase with the remainder resulting from the increase in U.S. subscription-based multi-client memberships renewed at December 31, 1999.


     Net accounts receivable increased from $6.5 million at December 31, 1999 to $9.7 million at June 30, 2000, or $3.2 million. The acquisition of Cepro accounted for $0.7 million of the increase. The remainder of the increase was due to the overall increase in consulting and continuous service and other revenue.

Prepaid expenses and other increased $1.3 million from $0.7 million at December 31, 1999 to $2.0 million at June 30, 2000, primarily resulting from the acquisition of Cepro, which accounted for $0.8 million of prepaid expenses and other at June 30, 2000. The remainder of the increase related to deposits paid for facilities, speakers and entertainers for future conferences. Other assets increased by $1.3 million from $0.1 million as of December 31, 1999 to $1.4 million at June 30, 2000 as a result of the costs of the initial public offering. Accounts payable decreased $1.0 million from $2.0 million at December 31, 1999 to $1.0 million at June 30, 2000, while accrued liabilities increased $2.4 million from $2.5 million at December 31, 1999 to $4.9 million at June 30, 2000, primarily due to $1.1 million of accrued liabilities for Cepro at June 30, 2000 and an increase in accruals for employee incentive compensation as a result of the growth in revenue.



     Cash used in investing activities totaled $0.3 million in 1997, $0.5 million in 1998 and $0.4 million in 1999 for the purchase of computers and other property and equipment. Cash used in investing activities of $0.8 million in the six month period ended June 30, 2000 reflects out-of-pocket expenses related to the Cepro acquisition and the purchases of computers and other property and equipment.



     Cash provided by financing activities was $1.3 million in 1997 and $3.9 million in 1998. These cash flows came primarily from the proceeds of the private sale of common and convertible preferred stock to Infologix. Cash provided by financing activities in 1999 was $5.1 million; the proceeds from the issuance of convertible debt to an affiliate of Infologix provided $4.0 million and draws on our line of credit provided $1.0 million. Cash provided by financing activities for the six month period ended June 30, 2000 was $18.9 million representing the proceeds from the issuances of common stock and Series B convertible redeemable preferred stock, less the repayment of our bank line of credit.



     As of June 30, 2000, we had cash and cash equivalents of $14.3 million.


     We believe that our current cash and cash equivalents, internally generated funds, the proceeds received by us from private equity financings, and the proceeds of this offering will be sufficient to meet our working capital and capital expenditure requirements for the foreseeable future.

MARKET RISK

     Our exposure to market risk is confined to our cash and cash equivalents which have maturities of less than three months. We plan to invest in U.S. government debt obligations and investment grade commercial paper, which we believe are subject to limited credit risk. We currently do not hedge interest rate exposure. Because of the short-term maturities of our investments, we do not believe that an increase in market rates would have any material negative impact on the realized value of our investment portfolio.

     We have foreign currency risk as a result of our operations in foreign countries. All transactions made by our foreign subsidiaries have been made in the local currency of each country in which we operate. Additionally, we do not own a significant amount of assets through our foreign locations. Accordingly, we have not had any material exposure to foreign currency rate fluctuations.

                        RECENT ACCOUNTING PRONOUNCEMENTS


     In December 1999, the SEC issued Staff Accounting Bulletin 101, "Revenue Recognition in Financial Statements" which provides guidance related to revenue recognition based on interpretations and practices followed by the SEC. We believe that our revenue recognition policy is in compliance with SAB 101 and do not believe that adoption of this Staff Accounting Bulletin has had a material impact on our financial position or results of operations.



     In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 133, "Accounting of Derivative Financial Instruments and for Hedging Activities," which will be effective for fiscal year 2001. This statement was amended by SFAS No. 138 in June 2000 to further clarify SFAS No. 133. These statements establish accounting and reporting standards requiring that every derivative instrument, including derivative instruments embedded in other contracts, be recorded in the balance sheet as either an asset or liability measured at its fair value. These statements also require that changes in the derivative's fair value be recognized in earnings unless specific hedge accounting criteria are met. SFAS 133 and SFAS 138 are not anticipated to have a significant impact on our financial position or results of operations when adopted, since we currently do not engage in hedging activities.


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

                                    BUSINESS

OVERVIEW

     We deliver management and strategy consulting, research and executive education services which enable our clients to improve their performance and competitiveness. Currently we focus our services on advising Global 1000 and mid-size corporations in developing and deploying eBusiness strategies. We designed our operating model to enable us to rapidly evolve our services to anticipate and meet the needs of our clients in fast-changing markets.

     We currently provide consulting services in the following areas:

     - eBusiness and business strategy;

     - eBusiness solution implementation planning and management;

     - IT strategy, implementation planning and management; and

     - custom executive education.

     We differentiate our consulting services through the seniority and experience of our consultants, who average over twelve years of relevant industry experience; speed of delivery of services to clients, with engagements generally structured to be completed within 15 to 90 days; and the integration of our latest research into client engagements and internal practice development. We often enter consulting engagements through a process of executive enlightenment in which we identify and articulate critical ideas, issues and questions surrounding new business initiatives. We are then frequently retained on a noncompetitive basis to advise on strategy development and related implementation planning and management.

     Our operating model is based on four core capabilities: Re.sults(R) research projects, subscription-based multi-client programs, mindshare marketing and a dedicated salesforce. We use these four capabilities to help us build long-term relationships with senior business and technology executives, generate a flow of new ideas and consulting techniques, and develop new consulting engagements and other business opportunities. All of our multi-client programs and a portion of our Re.sults research projects are subscription-based, which provide us with a recurring revenue stream.

     During 1999, our top ten clients in North America based upon total revenue were:

     - Arrow Electronics, Inc.;

     - Ashland Inc.;

     - Borg-Warner Automotive, Inc.;

     - Cargill, Incorporated;

     - CarrAmerica Realty Corporation;

- International Paper Company;

- Novartis AG;

- A. Schulman, Inc.;

- Schneider Electric SA; and

- The United Illuminating Company.

     Our top five clients in Europe during this period based upon total revenue were:

     - Fort James Europe Limited;

     - Internationale Nederlanden Groep (ING);

     - Rio Tinto plc;

- Societe Generale d'Entreprises; and

- Svenska Kullager Fabriken.


     Of these 15 clients, eight used all three of our consulting, research and multi-client services during 1999. From our founding in January 1997 through June 30, 2000, we performed consulting services for a total of 281 clients. As of June 30, 2000, 273 clients were participating in one or more of our multi-client or research programs. For each of the last two years, over 75% of our multi-client and research clients renewed their subscriptions for at least one program.


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


     We have grown rapidly since our founding in January 1997. Our revenue increased from $8.8 million in 1997 to $26.1 million in 1999, a compound annual growth rate of approximately 72%. On February 29, 2000, we acquired Cepro, a Swedish management consulting firm, expanding our existing European operations. As of June 30, 2000, we employed a total of 196 people in our offices in Houston, Boston, London, Paris, Munich, Amsterdam, Gothenburg (Sweden) and Stockholm, of which 48 are Cepro employees.


INDUSTRY BACKGROUND

     Driven by the accelerating pace of technological change, today's ongoing transformation to a new economy based on Internet and information technology is fundamentally altering how businesses operate and compete. Responding to this transformation, companies are reevaluating the performance of their organizations and exploring new business strategies. As a result, many senior business and technology executives turn to external consultants and research professionals, who possess specific subject knowledge, to gain industry-leading advice on management and operational challenges. In 1999, International Data Corporation estimated that worldwide consulting services will increase from $52.4 billion in 1998 to $102.8 billion in 2003, a compound annual growth rate of approximately 14%.

     This ongoing transformation is significantly changing the ways in which businesses interact with their employees, customers, suppliers and other business partners. To thrive in the new economy, we believe that businesses must not only develop and implement new technology strategies, but must also transform their operational and human resources practices so that all employees think and act in terms of the new economy. We believe the speed of this transformation creates a market for quick access to leading eBusiness management practices and solutions to achieve these changes. We believe that Global 1000 and mid-size corporations are turning increasingly to outside consulting firms to develop comprehensive eBusiness strategies and solutions. In 1999, International Data Corporation estimated that spending on Internet consulting services will grow from $425 million in 1998 to $4.4 billion in 2003, a compound annual growth rate of approximately 60%.

     We believe there are significant opportunities for management and strategy consulting firms that can provide comprehensive, advanced eBusiness strategies and solutions in time frames that allow clients to meet the demands of their rapidly changing industries. We believe many traditional management and strategy consulting firms continue to engage in lengthy consulting engagements, do not focus on rapidly completing projects with measurable outcomes, and are not based on leading eBusiness solutions and innovative management practices. Although many Internet professional service firms are beginning to offer strategy services, we seek to differentiate ourselves by providing a combination of critical capabilities -- eBusiness and business strategy, human resource and organizational expertise, research-based advanced solutions and industry-leading ideas -- that help clients improve their performance and competitiveness in the new economy.

CONCOURS APPROACH TO MARKET

     Our four core capabilities are:

     - Re.sults research. We believe a key to success in the consulting industry is the ability to continuously innovate and offer clients leading business strategies and up-to-date management techniques, including both current and future best practices. We developed our own research methodology, called Re.sults, to implement 90-day projects to satisfy the rapidly evolving needs of our clients. Our clients pay to participate in Re.sults projects and influence the selection of topics. Well-known academics and experienced industry practitioners participate in our research. In addition to direct value to our clients, these Re.sults research projects provide new ideas and techniques for our consulting practice, multi-client programs and mindshare marketing. We also believe that the opportunity for clients to participate in high-quality, forward-looking research helps us to attract and retain our consulting professionals.

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

     - Subscription-based multi-client programs. We believe a continuous flow of new clients and repeat business from past clients is critical to our success. We designed our multi-client programs to foster new business for our consulting services and to help build and maintain long-term relationships with our clients. These programs bring together specific groups of executives -- including chief executive officers, executives responsible for eBusiness initiatives, chief information officers and human resource executives -- to discuss with well-known academics, experienced industry practitioners and our senior consultants the pressing management issues and challenges they face. Executives subscribe on an annual basis, attend conferences, participate in conference calls and receive selected Re.sults research recommendations and other Concours-developed content. Many of our current consulting clients first participated in one or more of our multi-client programs before hiring us for consulting engagements. Our multi-client programs also help sustain our relationships with past consulting clients and potentially generate future consulting business with them.

     - Mindshare marketing. A key challenge in management and strategy consulting is gaining the attention or "mindshare" of executives. We find that when we obtain mindshare -- often by a process of executive enlightenment in which we identify and articulate critical business challenges executives face -- we often are retained on a non-competitive basis to advise on strategy development and related implementation planning and management. At the center of our executive mindshare marketing program are an ongoing series of briefing materials on contemporary management issues that we periodically distribute free of charge to over 15,000 executives. These briefing materials represent the latest perspectives from our Re.sults research and consulting field experience. Our Re.sults research and multi-client programs also contribute to our mindshare marketing by gaining and maintaining the attention of executives by providing them with new and improved ideas and management techniques.

     - Dedicated salesforce. We believe two of the keys to sustained growth are developing new client relationships and maintaining long-term relationships with clients who use our services repeatedly over time. Our dedicated salesforce, whose members average over twelve years of sales experience, identify prospects, develop and help maintain client relationships, manage the sale of new business and represent the full range of our services. Because the salesforce handles initial prospecting, our consultants can focus on providing advice to clients and converting these prospects into actual engagements.

     These core capabilities create vital assets -- new business opportunities, client relationships, new ideas and management techniques -- that improve the performance and drive the growth of our consulting services. The relationship between our core capabilities and our consulting services is multi-faceted. Our consultants participate in research projects, and our researchers participate in consulting engagements. Individual consultants initiate and develop client relationships and work with the salesforce to develop prospects into new clients. Research draws upon the latest consulting field experience, while consulting extends research output into detailed consulting methods and tools. The collective wisdom of our firm -- from consulting, research, education and sales -- is tapped to create the publications behind our mindshare marketing program. Our core capabilities are designed and scaled to support new services we may develop without requiring a significant expansion of personnel or other resources.

THE CONCOURS SOLUTION

     Our goal is to provide client-focused management and strategy consulting, research and executive education services. We designed our solutions to work in ways that create significant value for our clients. We focus first and foremost on their business outcomes and critical business objectives, and then create solutions tailored to meet those objectives. We blend the benefits traditionally delivered through executive education and consulting into each engagement, developing the client's capabilities to learn, change and improve. Below are the key components of how we deliver client solutions:

     - Advanced solutions. We focus on providing clients with advanced solutions that combine the latest technological capabilities, business and human resource practices and innovative operating models.
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

       We constantly develop advanced solutions, many of which stem from our Re.sults research projects, so that we can continually update our services. We believe our focus on future best practices has established us as a leading provider of eBusiness solutions.

     - Comprehensive solutions. We take a comprehensive approach to create solutions for each client's situation -- analyzing business strategy, performance of key business processes, management methods, technology and organizational capabilities. We believe there is more to eBusiness than simply installing Web sites and other information systems, and that it takes more than technology to effect significant business improvement. Our eBusiness solutions allow clients to transform their organizations into eBusinesses.

     - Senior professionals. Our group of skilled consulting professionals come from established firms and average over twelve years of relevant industry experience. Our professionals are experts in numerous industries and business processes. They bring extensive hands-on experience and practical insight to each engagement. Because their expertise is continually refreshed through our ongoing research on business, technology and human capital management issues, our consultants provide the client with knowledge of current and future best practices and leading management techniques. Most significantly from our clients' standpoint, senior consultants interact with our clients on a day-to-day basis.

     - Speed of execution. We design our methods to share insights immediately and provide measurable value quickly. We typically structure projects to be completed within 15 to 90 days. Experience and research insights permit our senior consultants to assess each situation quickly, establish direction and formulate working analyses and action plans at the initial stages of our engagements. We put forward our best thinking from the beginning and bring a sense of urgency that imparts momentum to our clients.

GROWTH STRATEGY

     We are committed to creating an industry-leading, multinational management and strategy consulting, research and executive education firm that is at the leading edge of business practices and adjusts rapidly to the future needs of a growing client base. To achieve this goal, we are pursuing the following growth initiatives:

     - Continue to develop and expand our services. Our core capabilities of research, multi-client programs, mindshare marketing and a dedicated salesforce enable us to enhance existing consulting services regularly, to launch new consulting services and multi-client programs opportunistically, and to anticipate and meet our clients' evolving needs. For example, in late 1998, we published briefing material on key HR management issues. In 1999, we created a multi-client program for senior HR executives and conducted two research projects on organizational issues in eBusiness. We are now expanding our consulting practice in eBusiness compensation strategy and organizational transformation. We will continue to use our core capabilities in this way to develop and expand our consulting services.

     - Continue geographic expansion. We believe that significant opportunities exist for our services beyond our current locations, including serving existing and new clients in other markets. Our multi-client and research services enable us to enter new markets, establish relationships with senior business and technology executives and then leverage this market penetration to introduce and expand our other services. For example, in 1999 we rapidly built our multi-client programs and Re.sults research projects in Europe and then used this presence to establish a consulting practice. We opened five offices in Europe, and more than 60 corporations have participated in our subscription-based programs or used our consulting services in Europe. In February 2000, we acquired Cepro, which increased the number of our European consulting professionals from eight to 48. In May 2000, we formed Concours Group Asia Pacific Pty. Ltd., a wholly owned Australian company registered under the laws of New South Wales, with five employees and an office in Australia.
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

     - Continue to attract and retain highly qualified professionals. We believe we attract highly qualified professionals for a variety of reasons. Our operating model enables senior consulting professionals to focus on developing and delivering client engagements while spending relatively little time identifying new prospects. Re.sults research provides our consultants with an efficient way to develop new management techniques and consulting methods in conjunction with well-known academics and experienced industry practitioners. Interaction among our senior professionals creates an intellectually stimulating environment that promotes the continual sharing of ideas. Our compensation structures are competitive and include stock or options for all employees.

     - Reformat and redistribute our Re.sults research. Because our research focuses on emerging management and strategic issues, the Re.sults reports have extended shelf life. We can distribute and repurpose these reports to create both value to new clients and revenue growth opportunities for us. We believe there may be attractive opportunities to establish relationships with distributors to resell these reports in areas where it does not yet make sense for us to establish operations, license the consulting methods stemming from our research to other companies, or reformat research materials as components of executive education courses, including for delivery through distance learning as that market matures.

     - Grow multi-client programs and consulting engagements with these clients. Our multi-client program relationships enable us to cross-sell our services, spurring growth of both existing and new services. Through these programs, we have ongoing relationships with a wide range of senior executives -- CEOs, executives responsible for eBusiness initiatives, senior HR executives, CIOs and other general managers and executive team members -- who are potential buyers of our consulting services. We will continue to work aggressively to increase these relationships by growing the membership of established programs and opportunistically launching new ones. Our multi-client and research services provide an effective method of introducing potential clients to Concours through the initial sale of lower priced, subscription-based services.

CONCOURS GROUP SERVICES

     We currently provide our clients with consulting services in eBusiness and business strategy; eBusiness solution implementation planning and management; IT strategy, implementation planning and management; and custom executive education. Additionally, our subscription-based multi-client programs and Re.sults research projects are packaged as services, generate recurring revenue and play vital roles in developing new ideas and consulting techniques.

Consulting Services

     Our consulting services enable Global 1000 and mid-size corporations to develop and execute business strategies, especially strategies to adapt and thrive as eBusinesses. We work with senior executives to develop business strategies, design innovative operating models, create or re-shape organizations, design operational and management processes, develop skills and capabilities and create business opportunities through technological innovation. We work with clients in situations that require experienced, knowledgeable, senior advisors with new insights. Our capabilities encompass business strategy, organizational effectiveness and process design -- all backed with extensive expertise in IT and HR. Our consulting services leverage our understanding and experience with eBusiness, as well as the future best practices developed by Re.sults research, to provide clients with innovative approaches to solving their eBusiness and business problems. We design our methods to share insights immediately and provide measurable value quickly. We organize our engagements around a shared focus on the client's business objectives. Our consulting engagements are typically priced on a time and materials basis.

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

     eBusiness and Business Strategy

     Our strategy consulting helps clients establish eBusiness and business objectives, launch eBusiness initiatives, accelerate underlying business processes, build inter-business relationships and develop technical and organizational infrastructures for eBusinesses. Specifically, we provide extensive consulting services in:

     - Executive awareness -- creating executive team understanding of the opportunities, pressures and threats posed by the latest business conditions and trends.

     - Technology and industry assessment -- analyzing changing customer expectations and behaviors, analyzing current and potential competitors, assessing the impact of disruptive information technologies, conducting technology and vendor scans and identifying eBusiness opportunities.

     - Strategy development -- identifying the client's assets, assessing channel options and conflicts, creating future scenarios of the marketplace and competitive landscape, and developing a portfolio of strategic initiatives.

     To facilitate and structure the development and implementation of these strategies, over the last two years we developed a proprietary eBusiness planning methodology called the eBusiness Playbook(SM) from a series of Re.sults research projects. The Playbook is a fast, agile strategy tool much like a sports team's playbook. The Playbook process includes considering eBusiness scenarios and options, focusing on desired outcomes, identifying specific strategic moves and countermoves, committing to capability building and a flexible game plan, and executing specific moves with speed and determination.

     We developed the Playbook because we believe that lengthy planning processes and single-scenario strategic plans are not effective due to the fast-changing eBusiness markets. Strategy development and deployment must be both fast and flexible. The Playbook helps clients rapidly recognize the developments in their industries and then organize their eBusiness possibilities into ambitious, focused projects with testable business outcomes. The Playbook enables clients to set eBusiness direction, make decisions, marshal resources and move quickly into action.

     eBusiness Solutions Implementation Planning and Management

     In addition to developing strategies and operating models for eBusiness, we advise clients on the business, technology and human issues of implementation planning and management. These consulting services include:

     - Strategy deployment -- includes assessing the organization's readiness for eBusiness, identifying marketplace partners for eBusiness initiatives and implementers for eBusiness systems, establishing funding methods and program offices for managing a portfolio of eBusiness initiatives, developing management methods and performance metrics, coaching executives on their roles in eBusiness leadership and assisting in the project management of specific eBusiness initiatives.

     - Organizational transformation and change management -- includes developing organizational and operating models for eBusinesses, creating management and organizational alignment around eBusiness initiatives, developing role definitions, competency models and compensation plans for eBusiness staff and implementing change management programs to transition people and resources into their new eBusiness roles.

     - Process design -- includes redesign and acceleration of supply chains and other operational business processes to deliver goods and services at the fast-pace of eBusiness, as well as redesign of enterprise management processes, such as finance and human resources, both to enable eBusiness initiatives and to improve their efficiency through Internet-based technology.

     Information Technology Strategy, Implementation Planning and Management

     Our broad expertise in IT encompasses not only technology, systems architecture and implementation planning, but also the management processes of strategic planning, capability development, cost
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

management and performance measurement. We offer a wide range of IT services for CIOs, IT organizations and their businesses, including:

     - Developing IT strategies and plans, as well as aligning IT strategies, resources and project portfolios with the strategies and outcomes of clients' businesses.

     - Improving IT delivery processes such as systems development and customer support.

     - Improving IT management processes such as cost and asset management, vendor management and performance measurement.

     - Improving working relationships between IT and the rest of the business, especially with executive management.

     - Assessing and developing the capabilities and business-orientation of IT staff and designing IT organizational structures for complex and diverse businesses.

     - Developing technology architectures, selecting applications and technologies, and selecting and managing implementation vendors.

     - Accelerating key projects, such as Enterprise Resource Planning implementations, by focusing such key projects on business results and managing them to completion.

     Custom Executive Education

     All of our consulting engagements include components of executive education and often executive coaching. We also perform engagements in which the primary objective is custom executive development programs and organizational development. Our executive coaching is geared to help individual executives quickly adapt to changing roles and business conditions. Our custom executive development programs are focused on the knowledge and behaviors executive teams need to make informed and inspired decisions and to lead their organizations to achieve their business outcomes. Our organizational development consulting imparts specific management skills and overall organizational effectiveness. Our action-learning approaches develop executive team understanding, alignment, urgency, confidence and leadership. Due to market demand, today much of our executive education emphasizes eBusiness markets, opportunities and transition strategies.

Subscription-Based Multi-Client Programs

     We design our multi-client programs to anticipate the needs of participating executives for information, to equip them with innovative and useful points of view and management techniques that increase their individual effectiveness, to develop true peer networks and to improve the alignment of executive teams. We assist executives in becoming technology-savvy business leaders rather than technology managers. On an annual basis, a representative program includes two or three conferences exclusively for the participating business executives, quarterly teleconferences on contemporary management issues and participation in two specified Re.sults research projects. Multi-client programs may also include five or six general conferences for the participating executives and their senior executive colleagues or personal telephone consultations with our consultants.

     Listed below are the three categories of multi-client programs being offered in 2000, together with their senior executive participants. All three categories are offered in both North America and Europe:

     - CIO programs -- for chief information officers;

     - Business executive programs -- for chief executive officers, senior human resources executives, divisional presidents, and executive team members; and

     - eBusiness programs -- for senior executives responsible for eBusiness strategy and implementation.

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

     Conferences feature discussions led by well-known academics, experienced industry practitioners or our senior consultants, and provide ample opportunity for participants to interact. Participants are exposed to Concours-developed content, experience the quality of our work, interact with our senior professionals and learn about our services. Thus, the programs also function as sources of specific business opportunities, often initiated by clients at conferences and followed up by our dedicated salesforce after the events.


     Memberships in the various multi-client programs are available as renewable one-year subscriptions and may begin in any calendar month. As of June 30, 2000, the annual subscription price for multi-client programs ranged from approximately $24,000 to $45,000.


Re.sults Research Projects

     Our research team delivers 90-day research projects that provide innovative management techniques, including both current and future best practices at the intersection of business, technology and human resources management. Presently, we conduct approximately 15 Re.sults research projects per year. We strive to provide the highest quality research product to both our clients and our consulting practice. Clients may participate in individual research projects, participate in all or a group of research projects on a subscription basis or purchase the results of any completed research projects.

     Each Re.sults project addresses a pressing contemporary management issue, often one that businesses are facing for the first time. Each project typically brings together our senior consultants, well-known academics, experienced industry practitioners and approximately ten to 30 member companies with common interests who help shape the project and share their experience. Each project culminates in a concise, pragmatic and highly readable report addressed to senior executives. These reports contain a combination of current and future best practices, innovative management techniques, pragmatic action plans and illustrative case studies.

     The Re.sults process provides a series of benefits:

     - Clients. For our clients, Re.sults research provides a significant head start in resolving management issues at a fraction of the cost of conventional consulting methods. Clients follow through with local implementations of our recommendations on their own, or with the assistance of our consultants.

     - Consulting Services. For our consulting practice, Re.sults research provides us with a stream of new points of view, frameworks and techniques that we convert into specific tools for assessment, decision-making and implementation within consulting engagements.

     - Consulting Professionals. For our consultants, Re.sults research provides the opportunity for regular intellectual renewal, both by participating in research projects and by learning about and employing the research outputs.

     - Content. For our mindshare marketing, multi-client programs and executive education services, Re.sults research provides new ideas and consulting techniques.

     Re.sults research projects help build ongoing relationships with clients and sometimes generate new business opportunities for follow-up consulting services. They also deepen our relationships with the academics and industry practitioners who participate in our research.


     As of June 30, 2000, the price for participation in an individual research project ranged from $5,000 to $9,750, or $19,750 for the project coupled with on-site educational, assessment or implementation assistance. We offer a one-year subscription program in which a client can participate in all projects and in two special member conferences. As of June 30, 2000, the fee for this program ranged from $60,000 to $75,000. Subscriptions may begin in any calendar month. Clients also may subscribe to groups of three to five projects. Our multi-client program members may participate in individual Re.sults research projects at a discounted rate. Companies that do not participate in a research project can also purchase the results after a project is completed. In this case, we bundle copies of the report with either a telephone


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consultation or an on-site briefing with one of our professionals, thereby bringing extra value to the client and creating a new business opportunity.


     From our founding in January 1997 through June 30, 2000, we completed 43 Re.sults research projects, with four more in development or in the sales and marketing phase. Current projects focus on key eBusiness topics; however, the Internet and its commercial applications have been topics from our inception. Approximately half of our projects have been on eBusiness-related topics. Following is a list of current and completed projects, in reverse chronological order.


                           CURRENT RE.SULTS PROJECTS


- Making Sense of Emerging Electronic Marketplaces

- Leading IT in Internet Time
- Developing an eBusiness Scorecard
- How to Spin-off an eBusiness



                          COMPLETED RE.SULTS PROJECTS


- Electronic Supply Chain Management


- Competitive Strategies for eBusiness


- Electronic Customer Relationship Management


- Making IT a Center of Business Innovation

- A Business Performance Scorecard for HR
- Succeeding with Shared Services
- Application Service Providers
- Web-Enabling Enterprise Systems
- Succeeding as a Digiprise
- Focusing IT Professionals on Business Results
- The Committed and Self-Reliant Employee
- Cutting IT Costs While Building Capability
- Mastering Computer-Telephony Integration
- Information-Enabled Research and Development
- Delivering Large-Scale Systems Projects
- Moving from eCommerce to eBusiness
- Developing Technology Leadership at the Top
- Managing IT Vendor and Contractor Relationships
- Purchasing Management in the Digital Age
- Business Systems Development in Real-Time
- Human Resources Management in a Technology-  Driven Environment
- Mapping and Leveraging Channel Power
- Today's Business Opportunities in Emerging   Technology
- Capitalizing on Enterprise Systems and Infrastructure
- Transforming the Organizational Structure of IT
- Managing and Exploiting Corporate Intranets
- Implementing an IT Performance Scorecard
- Inventory Management in the Digital Age
- Developing Global Systems and Infrastructure
- Managing the Desktop for Business Productivity
- IT Implications of Mergers and Acquisitions
- Managing the New Infrastructure
- Leveraging Human Capital in IT
- Managing Enterprise IT Assets
- A Business Scorecard for the IT Organization
- Security and Privacy on Public Infrastructure
- Managing Customer Knowledge
- Policy and Procedures Manual for Internet and   Intranet Activities
- Do's and Don'ts of Internet Commerce
- Getting Serious about Knowledge Management
- Mastering the Network Computer
- Implementing Enterprise Systems
- Applications Development in the Era of the Internet

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CLIENTS


     We have a diverse base of clients in various industries, primarily consisting of Global 1000 and mid-size corporations. From our founding through June 30, 2000, we performed consulting services for a total of 281 clients. As of June 30, 2000, a total of 273 clients participated in our subscription-based multi-client and research programs. Listed below, in alphabetical order, are our top 20 consulting clients in North America during 1999, which are all located in the United States, and our top 20 clients in North America for our subscription-based multi-client and research programs, in each case based upon total revenue. Also listed below for 1999 are our top ten consulting clients in Europe and our top ten clients in Europe for our subscription-based multi-client and research programs.


TOP 20 NORTH AMERICAN
CONSULTING CLIENTS IN 1999

21st Century Insurance Company
Arrow Electronics, Inc.
Ashland Inc.
Ball Aerospace & Technologies Corporation
Borden Chemicals, Inc.
Borg-Warner Automotive, Inc.
Cargill, Incorporated
CarrAmerica Realty Corporation
Fort James Corporation
Internal Revenue Service
International Paper Company
Lanoga Corporation
North Pacific Group, Inc.
Novartis AG
Rohm & Haas Company
Schneider Electric SA
A. Schulman, Inc.
The Thomson Corporation
United Illuminating Company
Williams-Sonoma, Inc.
TOP 20 NORTH AMERICAN
SUBSCRIPTION-BASED PROGRAM CLIENTS IN 1999

American Greetings Corporation
CMS Energy
Cargill, Incorporated
FPL Group, Inc./Florida Power & Light Company
Illinois Power
Johnson & Johnson
LG&E Energy Corporation
Marriott International, Inc.
Northrop Grumman Corporation
Novartis AG
Panasonic Industrial Co.
Pfizer Inc.
Rohm & Haas Company
Royal Bank Financial Group
Schneider Electric SA
Shell Chemical Company
Principal Financial Group
Thomson Corporation
Unocal Corporation
Warner-Lambert Company

TOP TEN EUROPEAN
CONSULTING CLIENTS IN 1999

Association Generale des Institutions de Retraite des Cadres
Avis Europe plc
Electricite de France -- Gaz de France
Fort James Europe Limited
Informationstechnik fur Systeme GmbH
Internationale Nederlanden Groep (ING)
IMJV Management BV (International Music Joint Venture)
Rio Tinto plc
Societe Generale d'Entreprises
Svenska Kullager Fabriken
TOP TEN EUROPEAN
SUBSCRIPTION-BASED PROGRAM CLIENTS IN 1999

AM Informatik GmbH
Cable & Wireless plc
Glaxo Wellcome plc
Internationale Nederlanden Groep (ING)
Norwich Union plc
Societe Nationale des Chemins de Fer Francais
Svenska Kullager Fabriken
Systematics AG
The Post Office (UK)
The Scottish Provident Institution (UK)

     The clients listed above together generated over 59% of our total revenue worldwide for 1999. Based on total revenue worldwide in 1999, our top 20 clients for both consulting services and subscription-based programs were all North American clients. In 1998 and 1999, no customer accounted for more than 10% of our total revenue.

REPRESENTATIVE ENGAGEMENTS

     The following case studies are representative of the type of eBusiness assignments we undertake on behalf of our clients. Besides profiling engagements, these cases illustrate the strength of our operating model, how we leverage our research work and how we blend the disciplines of IT and HR into eBusiness

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solutions. The engagements below represent important work recently performed for the clients, but do not represent all of the consulting services we performed for them.

                                 ENGAGEMENT ONE

Challenge:             A Fortune 50 manufacturing company operating globally was
                       not addressing the opportunities and competitive threats created by the new economy. It needed both to develop an eBusiness strategy and to mobilize its organization around implementing that strategy.

Solution:              The global CIO, a multi-client program member, brought
                       Concours into relationships with the CEO and executive management team members. Beginning in June 1999, we first developed and delivered a four-session custom education program, based on recent research, for top executives on how to leverage information technology across the business, especially in eBusiness initiatives. Because of the success of this custom executive education, our strategy consultants are now key members of the CEO's eBusiness development team. We developed an enterprise-level eBusiness strategy to help meet the corporation's growth ambitions, as well as eBusiness
                       Playbooks for multiple divisions. We now work with the client to identify leverageable digital assets, structure and govern a growing portfolio of eBusiness initiatives, develop staffing plans for eBusiness initiatives and deliver management education programs throughout the corporation. We began performing consulting services for this client in October 1997, and we continue to perform consulting and other services for the client.

                                 ENGAGEMENT TWO

Challenge:             The merger of two major natural resources companies drove
                       the need for coordinated IT, HR and eBusiness strategies to capitalize on the merger and position the company to compete in eBusiness markets.

Solution:              Executives from both companies participated in our
                       multi-client programs prior to the merger. Beginning in April 1999, in connection with the merger, we assisted in consolidating the IT organizations and in developing an enterprise-wide IT strategy and capability transformation plan. We also helped reorient an enterprise resource planning project by providing project management assistance and refocusing the project on business outcomes. We were awarded this initial work in a competitive process over other firms after our business development team of senior consultants and a sales executive demonstrated the breadth of our relevant research and experience. The Executive Vice President of HR then selected us to partner in the development of an HR strategy for eBusiness, in large part we believe because of the mix of IT, HR and eBusiness expertise demonstrated in our work with the new IT organization. We now work with the client to deploy these strategies and to utilize eBusiness technology and techniques to improve supply chain performance. All of these engagements leveraged our latest research in eBusiness, IT and HR management. We began performing consulting services for this client in August 1998, and we continue to perform consulting and other services for the client.

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

                                ENGAGEMENT THREE

Challenge:             An international manufacturer and distributor saw its
                       industry changing and wanted to move more aggressively into eBusiness markets.

Solution:              The client is a multi-client program member and regular
                       participant in Re.sults research projects. In March 1999, the CIO arranged for senior Concours consultants to brief the executive team on eBusiness issues and the eBusiness
                       Playbook approach to strategy development and execution.
                       We then developed a Playbook with a range of specific eBusiness initiatives, including new sales and distribution channels, channel partner services, spin-off opportunities and technology-enabled product design improvements. We continue to assist with the deployment of selected eBusiness initiatives, and to work with the CIO and IT organization to enhance their technology and organizational platform to support eBusiness initiatives and business growth. We began performing consulting services for this client in December 1997, and we continue to perform consulting and other services for the client.

                                ENGAGEMENT FOUR

Challenge:             A financial services company needed to revamp its IT
                       capabilities to support business growth targets and enable eBusiness initiatives.

Solution:              The company is a multi-client program member, and the
                       initial engagement came about in August 1997 through a long-standing relationship between the CIO and members of our salesforce. Applying the content of one of our mindshare marketing thought pieces, we first helped the CIO and IT management team to frame the issues and challenges they faced. The CIO then engaged us to assist with the transformation of the IT organization, starting with changing the project mix to focus on projects with greater business impact. This work also included improving IT delivery processes, cost structures, performance measurement, skills levels and mix, staff retention rate and customer satisfaction. Based on the success of this work, we now assist the business management team with the conception and development of eBusiness initiatives. This includes both conducting custom executive education and designing the operating model and marketplace partner strategy for creating an eBusiness spin-off that will be in competition with the parent company. We began performing consulting services for this client in August 1997, and we continue to perform consulting and other services for the client.

SALES AND MARKETING


     Our sales and marketing strategy has two primary components: a dedicated salesforce and our mindshare marketing program. The sales efforts of our salesforce in the United States are supported by a team of three telemarketing professionals. As of June 30, 2000, our salesforce consisted of 23 dedicated sales executives, seven of which were based in Europe.


     Our sales executives make calls on executives at companies that are not yet clients as well as help maintain access to and relationships with past and present clients. The members of our salesforce focus their efforts on CEOs or other senior executives. Our sales executives pursue opportunities generated through the multi-client programs and Re.sults research projects, through responses to our mindshare marketing thought pieces and through referrals. Our salesforce represents the full range of our services and also cross-sells our services to existing clients. After a sales executive identifies a prospect for consulting services, an appropriate consultant is typically brought in to meet with the prospect and convert the

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

prospect into an actual engagement. We compensate our salesforce with a combination of a base salary and incentive compensation.

     Each telemarketer is assigned two or three sales executives to support in their sales efforts. The telemarketers typically start the sales process through use of our extensive database, in which client contacts and marketing and business development opportunities are maintained. This central database can be used to track new opportunities and current client status. Telemarketers set up appointments for the sales executives, probe for the client's or potential client's needs and generate interest in our services. Telemarketers receive a base salary plus incentive compensation for appointments that actually result in meetings. Our salesforce and telemarketers allow our consultants to focus on providing advice to clients and converting prospects into actual engagements instead of prospecting for new business themselves.

     The second primary component of our sales and marketing strategy is our executive mindshare marketing program. At the center of this program are thought piece documents on contemporary management issues, which we periodically distribute free of charge to over 15,000 executives. Our strategy is to share selected ideas and techniques to capture the attention and interest of key executives. These thought pieces typically do not directly market our services by soliciting participation in our programs or research or use of our consulting services. Our mindshare marketing program also helps build our marketplace identity through brand name recognition.

     To bolster the sales and marketing efforts by our salesforce, telemarketers and mindshare marketing program, we employ other market development efforts designed to build our brand name and recognition in the marketplace. For example, we use direct mail to invite targeted executives to participate in specific Concours conferences as our guests. We also send targeted executives thought pieces of likely interest together with direct solicitations to participate in related multi-client programs or research or to use our consulting services. Additionally, our sales and marketing efforts include seminars and briefings that target senior executives, public speaking opportunities, speaking opportunities at industry conferences, public relations programs with industry analysts and press and use of our Web site.

OUR INTELLECTUAL PROPERTY, KNOWLEDGE MANAGEMENT, ADVISORS AND SPEAKERS

     Consulting, research and executive education are knowledge-intensive activities. In the past, the ability to acquire and transfer knowledge from accumulated experience was enough to attract and serve clients. Today, the amount of electronically available information is enormous and the proprietary life of knowledge is rapidly shrinking. Therefore, we continuously seek to identify, incorporate and disseminate new ideas and consulting techniques, and to keep abreast of business, technology and HR issues and trends. We utilize our accumulated knowledge and experience to develop innovative solutions for our clients and to provide them with what we believe are the latest and best management and strategy techniques available.

     New ideas and techniques are generated by our consultants, advisory board members and other third-party participants in our multi-client programs and research projects, as well as by our client engagements. Our Re.sults research projects generate a large amount of forward-looking reports and other materials to which we retain ownership, including the ability to sell and license the material elsewhere. We have developed relationships with well-known academics, experienced industry practitioners and independent management consultants. These experts lead discussions at our conferences, participate in our research projects and, on occasion, participate in client engagements.

Intellectual Property

     Our intellectual property consists of our research reports, educational materials and publications, as well as all reusable methodologies, techniques and expertise developed through our research, consulting engagements and other activities. We believe that this intellectual property has significant and ongoing value, but we also believe in the need to constantly update and develop new intellectual property to stay ahead of business trends, meet the needs of our clients today and anticipate their future needs. We also

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

believe that the skills and processes through which our employees develop new intellectual property are also valuable.

     We rely on a combination of trademark, service mark, copyright and trade secret laws to protect our intellectual property along with confidentiality and non-compete agreements with our employees. We depend on our clients to respect the copyright on our materials, to limit distribution of our materials to within their organizations and to use the intellectual property we provide for their internal business purposes only. Our clients are not required to enter into any contractual obligations with respect to their use of our intellectual property. In addition, we use our best efforts to limit access to, or distribution of, all confidential information generated in the course of our business or disclosed to us by clients or others.


     We own United States registrations for the marks The Concours Group(R), The IT Concours(R), The Senior Executive Concours(R), Re.sults(R), eConcours(R) and Human Resources Concours(R). We have a pending application for the mark eBusiness Playbook(SM). Each trademark, trade name or service mark of any other company appearing in this prospectus belongs to its holder.



     We own European Community Trademark registrations for the marks The Concours Group(R), Re.sults(R), The IT Concours(R) and The Senior Executive Concours(R) and have pending European Community Trademark applications for the marks eConcours(SM), Human Resources Concours(SM) and eBusiness Playbook(SM). The European Community Trademark provides protection in the United Kingdom, Austria, France, Germany, Belgium, Luxembourg, the Netherlands, Spain, Portugal, Italy, Greece, Denmark, Finland, Sweden and Ireland.


     Additionally, we own a Mexican trademark registration for the mark The Concours Group(R) and have pending applications in Mexico for eConcours(SM) and Human Resources Concours(SM).


     We pursue the protection of our trademarks in the United States and several foreign jurisdictions. Policing unauthorized use of our copyrighted material and marks is difficult and expensive. Our efforts to project our intellectual property rights may not deter misappropriation of our intellectual property. In addition, our competitors may adopt product or service names similar to ours, impeding our ability to build brand identity and possibly leading to customer confusion. Our competitors also may independently develop similar methodologies, techniques and expertise, and we would have no claim against them. We may be subject to legal proceedings and claims from time to time relating to the intellectual property of others in the ordinary course of our business. We may incur substantial expenses in defending against these third-party infringement claims, regardless of their merit.


Knowledge Management

     Our internal Web site, operated on a secure server, functions as the central repository for our intellectual capital, including research products, consulting proposals and work products, conference agendas and presentations and a variety of other information such as audio archives of important teleconferences. The site also contains employee directories and other administrative information and tools.

     We also maintain a public Web site, which serves as a guide to our services such as upcoming multi-client events and past, present and future research projects. It includes facilities for clients to view meeting agendas, preview venues and register for conferences, as well as to request copies of thought pieces and other documents. Accessible via the public Web site are password-protected members-only areas associated with each Re.sults research project that contain documents and a bulletin board for posting questions and discussing issues.

     Our own research on knowledge management teaches us that technological tools for organizing information are essential -- but not sufficient -- to reach the goal of knowledge sharing. Knowledge is shared best when knowledgeable people are in direct contact with one another. Thus, we place great emphasis on tracking who among our consultants and researchers has what expertise, on polling the "wisdom of Concours" to make rapid contact with a range of expertise, on sharing wisdom and experience whenever asked and on using Re.sults research projects as vehicles for developing and packaging new knowledge.
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Advisory Board

     We have relationships with well-known academics, industry practitioners and independent management consultants. Several of them are members of our advisory board. This affiliation is outlined in simple letters of agreement. These letters do not require specific duties of advisors, but cover:

     - fees paid for participating in our events;

     - fees paid for contributing to research projects;

     - referral fees and commissions for introducing us to non-clients;

     - the terms of any stock options granted to them in connection with appointment to the advisory board; and

     - reimbursement for travel expenses.

Advisory board members work with us in various ways including: leading discussions at multi-client program conferences, participating in Re.sults research projects, referring consulting or other business to Concours and sometimes participating in consulting engagements and executive education programs. We also look to advisory board members individually or collectively for specific advice, for example, on issues to explore and companies to study in upcoming research projects.


     Advisory board affiliation is of indefinite duration and either party may terminate it at any time. The arrangement is non-exclusive. Members of the advisory board are stockholders and/or optionholders. Robert J. Dole and Debra Engel, members of our board of directors, also serve on our advisory board. Their biographical information can be found in the section entitled "Management." As of June 30, 2000, the advisory board consisted of:



          Homa Bahrami is an international educator, advisor and author, working with executives in knowledge-based companies on how technology is transforming and reshaping the workplace. She is a Senior Lecturer at the Haas School of Business, University of California, Berkeley, where she has been teaching since 1986. She is the co-author of "Managerial Psychology:
     Managing Behavior in Organizations."


          Judy Bardwick is a clinical Professor of Psychiatry at the University of California at San Diego and an international management consultant with San Diego-based Bardwick and Associates. Professor Bardwick has authored over 100 papers, articles and books, including Danger in the Comfort Zone and In Praise of Good Business. She is a fellow of the American Psychological Association and the Society of Fellows at the University of Michigan.

          Marvin Bressler is Professor of Sociology, Emeritus, and Roger Williams Straus Professor of the Social Sciences, Emeritus, at Princeton University, where for over 20 years he was chair of the Sociology Department. He is a recognized authority on the social aspects of education, is a frequent contributor to professional journals and is the author or co-author of seven books, including Quality and Equality in Education, Evaluation of the Effectiveness of Educational Systems and Student Activism: The Active Decades.

          James Cash is the James E. Robison Professor of Business Administration at Harvard Business School, where he served as Chairman of the MBA Program from 1992 to 1995 during the redesign of the MBA Program. He is currently researching the prevalence of information technology at the individual, organizational and inter-organizational/industrial levels in service organizations.

          Eric Clemons is Professor of Operations and Information Management at The Wharton School. He has a total of 25 years of experience on the faculties of The Wharton School, Cornell University and Harvard Business School. Professor Clemons is a specialist in channel strategy and the competitive application of information technology. He is a member of the editorial board of the Journal of Management Information Systems and the Journal of Electronic Commerce.

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

          Peter Cochrane is the Chief Technologist for British Telecom and consultant to a broad range of international companies, as well as a renowned writer, broadcaster and educator. For the past decade he has been involved with business and market transformation through technology businesses in the .com space. In 1999, he was appointed to the Collier Chair in the Public Understanding of Science and Technology at Bristol University, United Kingdom.


          Caretha Coleman is a principal of Coleman Consulting, where her practice includes 25 years of business experience working in the Silicon Valley. A human resources professional, she has spent the last six years helping start-ups and high growth companies build the organizations they need to compete in the new economy.



          Lynda Gratton is a Professor of Organizational Behavior at London Business School and Dean of its MBA program. She also directs the school's Executive Human Resource Strategy Program.

          Mark Millemann, founder of Millemann & Associates, a management consulting firm based in Portland, Oregon, has extensive experience as a consultant to CEOs and executive teams of major global corporations. He specializes in counseling senior executives, individually and as teams, to understand and adjust their roles, effectiveness, and communication and leadership styles. He is a regular lecturer at executive conferences, and his recent publications focus on what it takes to lead sustainable transformational change.

          F. E. "Pete" Peterson is the retired senior vice president of human resources for Hewlett-Packard Company, where he had worldwide responsibility for HR activities including staffing, diversity, compensation, and HR information systems. He has served on the boards or advisory committees of several national associations and HR-related start-up companies and is a Fellow of the National Academy of Human Resource Management.

          Kevin Sullivan is an investor with the Angels Forum LLC and a consultant in Silicon Valley. He has been a senior executive in human resources for nearly 30 years, most recently as executive vice president at Wells Fargo Bank, and before that senior vice president of HR at Apple Computer. He has been a member of the board of directors of Silicon Valley Joint Ventures and Inroads of Northern California and is currently a member of the Advisory Boards of Decisis and Icarian Software.

          Dave Ulrich, Professor of Business Administration at the University of Michigan Business School, is on the core faculty of the Michigan Executive Program and co-director of the Michigan Human Resource Executive Program and Advanced Human Resource Executive Program. He is co-author of Organizational Capability, The Boundaryless Organization, Human Resource Champions, and most recently, Results-Based Leadership.

          James Wetherbe is the FedEx Professor of Excellence and Director of the Center for Cycle Time Research at the University of Memphis, as well as Professor of MIS at the University of Minnesota. He is a leading authority on the use of computers and information systems to improve organizational performance and competitiveness. He is the author of 17 books and over 200 articles.

Well-known Academics and Experienced Industry Practitioners

     A variety of other academics, industry practitioners and independent consultants work with us periodically as discussion leaders at multi-client program conferences or as participants in Re.sults research projects. These people are engaged on a time-and-materials basis through oral or written agreements either directly or with their respective agents or representatives. Their relationships with Concours are non-exclusive, and their participation in one program or project does not mean that they will participate in any future programs or projects. Some of the well-known academics and experienced industry practitioners that have participated in multi-client programs to date include:

          Jim Champy serves as Chairman, Perot Systems Consulting Practice, and is the author of Reengineering the Corporation and Reengineering Management.

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          Jim Collins is author of the best seller Built to Last and a management educator and consultant.

          Clayton Christensen is a Professor at Harvard Business School and author of The Innovator's Dilemma: When New Technologies Cause Great Firms to Fail.

          Peter Drucker has been called the father of modern management and is the author of thirty-one books ranging from The End of Economic Man, published in 1938, to his most recent work entitled, Management Challenges for the 21st Century, published in 1999.

          Bran Ferren is a nationally recognized, award winning designer/technologist working in theater, film special effects, product design, architecture and the sciences.

          Nicholas Negroponte is the founder and Director of the Media Laboratory at Massachusetts Institute of Technology, an interdisciplinary, multi-million dollar research center of intellectual and technological resources focusing exclusively on the study and experimentation of future forms of human and machine communication.

          Lester Thurow has been a Professor of Management and Economics at Massachusetts Institute of Technology since 1968.

PEOPLE AND CULTURE


     We have grown from 45 people at the end of 1997 to 108 people at the end of 1999. As of June 30, 2000, we had a total of 196 employees, of which 48 are Cepro employees. Of the 148 employees, not including Cepro employees, 65 were consulting professionals with nine of these professionals based in Europe, 15 were directly responsible for our multi-client or research programs, 23 were involved in sales and marketing and 45 were involved in management and administrative, human resources, finance, accounting, legal, information systems and administrative functions. Of the 48 Cepro employees, 39 are consulting professionals and nine are involved in administrative functions.


Culture

     Our core values include collaboration, client-focus, speed of delivery, excellence in our outputs and straightforward communication. Our culture, however, is not homogenous. We accommodate cultural, as well as operational, variations across our business. We believe high performance comes from people who feel they are at the front lines of their business, rather than performing secondary duties. Thus, we strive to make all employees feel they are on the front lines of their respective endeavors, and to have them exercise correspondingly high degrees of accountability.

     Cultural accommodation is essential to our acquisition philosophy. An acquisition is assimilated by linking the acquired entity to our client relationship and intellectual capital development activities, adopting the common information systems for firm-wide functions such as financial reporting and making use of firm-wide communications infrastructure such as e-mail, voicemail, and Web site. Our philosophy is to otherwise leave an acquired company operationally and culturally intact, so that its staff can remain on the front lines in its industry. We work together on a day-to-day basis in two ways: in the context of client engagements that draw upon expertise from multiple parts of Concours, and through participation in our core research and multi-client activities.

Recruiting Senior Professionals

     We attract and employ experienced professionals with strong track records of individual accomplishment. Our consulting and research professionals have an average of over twelve years of relevant industry experience. We believe we excel in complex business and technology environments primarily because of the quality and experience of our consultants and our extensive research activity. We believe our success will depend on our ability to continue to attract, retain and motivate new and existing senior professionals. In 2000, we are expanding our recruiting activities for consulting and research professionals to include on-campus recruitment of MBA candidates with approximately five to ten years of relevant industry experience.

Retention

     There is significant competition for consultants with the skills required to perform the services we offer. We believe we have been successful in our efforts to retain consultants because of our emphasis on continued professional development as well as financial rewards and incentives.

Compensation

     We structure our compensation programs are structured to attract and retain highly skilled professionals. We compensate our employees through a combination of regular cash compensation, performance-based cash incentive compensation and participation in our stock option incentive plans. We believe our compensation programs are competitive.

Employee Relations

     Our employees are not represented by any union or collective bargaining arrangement and are retained on an at-will basis. However, the regulations of certain European countries in which we operate, including Sweden, may make it difficult for us to terminate certain of those at-will employees. Additionally, those regulations govern the amount of vacation time that must be granted to employees, which is significantly more vacation than in the United States. We consider our relations with employees to be good.

ACQUISITION PHILOSOPHY

     From time to time, we will seek strategic acquisitions to further accelerate our growth. We evaluate potential acquisitions based on strategic and geographical fit. Our acquisition focus is on consulting or product firms with complementary services, similar values and characteristics, and whose services are or will be bought by our existing clients. Our philosophy is to acquire quality firms and leave their cultures intact, but then link them to our core capabilities to provide new business opportunities, relationships and practice ideas to drive their growth beyond their historical growth rate. We expect to drive additional revenue by cross-marketing into each other's customer base.

     See "Related Transactions and Recent Acquisition" for a detailed description of the Cepro acquisition. On November 18, 1999, we acquired Inforesma, a Swedish provider of subscription-based multi-client programs. The purchase price for Inforesma was approximately $118,000 in cash and the issuance of 25,000 shares of our common stock valued at $7.00 per share.

COMPETITION

     The pace of business and technological change, the variety of consulting firms and their offerings and the low barriers to entry for Internet professional services and other specialist firms together create a very dynamic and competitive marketplace.

     Our consulting services compete with:

     - traditional "big 5" consulting firms and large systems integrators such as Computer Sciences Corporation and Electronic Data Systems Corporation in the areas of business systems strategy, eBusiness application design and deployment and consulting services to CIOs and IT organizations;

     - general management and strategy consulting firms such as Bain & Company, Booz-Allen & Hamilton, Inc., The Boston Consulting Group and McKinsey & Company in the areas of business strategy, business model design and executive team counseling;

     - Internet professional services firms such as Diamond Technology Partners, Incorporated and eBusiness implementation firms such as Sapient Corporation, Scient Corporation and Viant Corporation which also provide eBusiness strategy and business model design services;

     - internal strategy and IT departments of potential clients;

     - the Internet professional services groups of large technology companies; and

     - small specialty firms in both North America and Europe.

     Many of our competitors have longer operating histories, larger client bases, greater brand recognition and significantly greater financial, technical, marketing and public relations resources than we do. Greater resources may enable a competitor to respond more quickly to new or emerging technologies and changes in customer requirements and to devote greater resources to the development, promotion and sale of its products and services than we do.

     We believe that what clients look for in a management and strategy consulting firm today include:

     - focus on the client's specific needs;

     - eBusiness experience and expertise;

     - industry, business process and general business expertise;

     - business model as well as technical architecture and information systems design skills;

     - project management and change management skills;

     - speed of delivery; and

     - objectivity of advice provided.

     Additional competitive factors in our industry, some of which are beyond our control, include: the ability of our competitors to hire, retain and motivate experienced consulting professionals, the effectiveness of our marketing and sales, the ability to develop and sustain long-term client relationships, the ability to adjust and, when necessary, reinvent our services in the face of client and industry change and the price at which competitors offer comparable services.

     Our multi-client programs and research projects compete with the Corporate Executive Board Company and other executive education services and research firms. Competitive factors in these markets include breadth of subject matter coverage, quality of programming and events, and levels of both innovation and practicality in research findings and recommendations.

     We believe we presently compete effectively on all these levels, but we may be unable to compete effectively in the future due to the evolution of the market for our services. In addition, some of our competitors may develop superior services that have greater customer acceptance than the services we offer.

DESCRIPTION OF FACILITIES

     Our headquarters are located in a leased facility in Kingwood, Texas consisting of approximately 5,970 square feet of office space pursuant to a lease expiring in September 2002. We also have leased office space in Watertown, Massachusetts, consisting of approximately 8,300 square feet, pursuant to a lease expiring May 2007. We also lease office facilities in Amsterdam, Gothenburg (Sweden), London, Munich and Paris on a variety of lease terms ranging from month-to-month to eight years. In 1999, our total lease expense was $341,000. We plan to continue occupancy of the offices of Cepro in Stockholm, pursuant to a lease expiring September 2004, covering approximately 15,580 square feet at an annual rate of approximately $371,000. We currently do not own any real property. We anticipate that additional office space will be required as business expands. We believe we will be able to obtain suitable space as needed.

LEGAL PROCEEDINGS

     From time to time, we may be involved in litigation incidental to the conduct of our business. We are currently not a party to any material legal proceedings.

                                   MANAGEMENT

DIRECTORS AND EXECUTIVE OFFICERS

     Our directors and executive officers are:


NAME                             AGE                        POSITION
----                             ---                        --------
Ronald P. Christman............  60    Chairman of the Board, Chief Executive Officer and
                                         President
Tamara J. Erickson.............  46    President -- Consulting
Lynn D. Keehan.................  50    Executive Vice President
Nicholas P. Vitalari...........  47    Executive Vice President and Director
Jeffrey J. Weiner..............  45    Chief Financial Officer
Robert J. Dole.................  76    Director
Debra Engel....................  48    Director
Donald K. Grierson.............  65    Director
Hans G. Lindroth...............  42    Director
Barry Romeril..................  56    Director
David H. Shaffer...............  57    Director


     Ronald P. Christman, Ph.D. is our founder, Chairman of the Board, Chief Executive Officer and President. Dr. Christman has served in such positions and as a director on the board of directors since Concours' founding in January 1997. From February 1986 through November 1996, Dr. Christman served as President of CSC Index Research/Advisory Services, where he was responsible for its research and development, marketing and multi-client services. Dr. Christman received his Ph.D. in Nuclear Science from North Carolina State University in 1966 after receiving his Bachelor of Science in Physics in 1962 from Randolph Macon College in Ashland, Virginia.

     Tamara J. Erickson is our President -- Consulting, a position she has held since November 1998. From October 1997 through November 1998, she was an independent consultant with Black Brook Partners, a strategy consulting firm. From April 1996 through September 1997, Ms. Erickson was Managing Partner, North America for PA Consulting, a management consulting firm. She spent 19 years, from 1977 through April 1996, with Arthur D. Little, Inc., her latest position being Chairwoman of Innovation Associates and Senior Vice President. She also served from 1991 to 1995, as Managing Director of Arthur D. Little's management consulting business in the United States and Canada, including consulting services in the areas of strategy, organization, information systems and operations management. Ms. Erickson is a director of PerkinElmer, Inc., where she is a member of the audit, governance and compensation committees. Ms. Erickson is the co-author of the book, Third Generation R&D: Managing the Link to Corporate Strategy, published in April 1991 by Harvard Business School Press. She received a Bachelor of Arts in Biological Sciences from the University of Chicago in 1976 and a M.B.A. from the Harvard Graduate School of Business Administration in 1978.

     Lynn D. Keehan, Ph.D. is our co-founder and Executive Vice President, a position she has held since January 1997. From January 1997 until March 18, 2000, Dr. Keehan also served as a member of our board of board of directors. From March 1985 through October 1996, Dr. Keehan was part of Dr. Christman's team at CSC Index Research/Advisory Services, where she last served as Senior Vice President. Previously, Dr. Keehan spent ten years in Washington, D.C. with The Urban Institute, the United States Department of Energy and the Alliance To Save Energy, managing interdisciplinary research projects. She left Washington, D.C. in 1982 to co-found a small Boston-based consulting firm, which was acquired by CSC Index. Dr. Keehan received a Bachelor of Arts in Psychology from the University of Connecticut in 1971 and completed her Ph.D. in Psychology from The George Washington University in 1976.

     Nicholas P. Vitalari, Ph.D. is our co-founder, a member of our board of directors and our Executive Vice President, positions he has held since January 1997. From April 1990 through November 1996,

Dr. Vitalari was with CSC Index Research/Advisory Services where he last served as Senior Vice President and Global Practice Leader. During the 1980's, he co-founded Project NOAH, a National Science Foundation project funded to assess the impact of microcomputers and information services on business. Dr. Vitalari has consulted with various Fortune 500 companies on eBusiness strategy, the strategic use of IT, fast-cycle time to market methods, transformation of the IT organization and the use of IT to increase corporate agility. Dr. Vitalari is a former professor of management and computer science at the University of California Irvine Graduate School of Management. He earned an M.B.A. in Quantitative Methods in 1997 and a Ph.D. in MIS in 1981 from the University of Minnesota. Dr. Vitalari received a Bachelor of Science in Business Administration from Marquette University in 1975.

     Jeffrey J. Weiner has served as our Chief Financial Officer since October 1998, when he joined us. From September 1991 to January 1998, he served as Vice President -- Finance of BSG Corporation, an IT company specializing in custom development of client-server based information systems. Previously, Mr. Weiner served in various financial positions with Anadrill Schlumberger and Schlumberger Limited and was in the New York City office of the accounting firm Price Waterhouse for five years, where he last served in the position of Senior Auditor. He has been a Certified Public Accountant since 1983. Mr. Weiner received a M.B.A. in International Finance from St. John's University, New York, New York in 1986, and his B.B.A. in Accounting from Bernard M. Baruch College, City University of New York in 1978.


     Robert J. Dole was elected as a director on April 28, 2000. He has been a special counsel with Verner, Liipfert, Bernhard, McPherson and Hand since 1997. Senator Dole was his party's nominee for President in 1996 and for Vice President in 1976. He was a U.S. Senator from 1968 to 1996, during which time he served as Senate Majority Leader, Minority Leader and Chairman of the Senate Finance Committee. Senator Dole was also a U.S. Representative from 1960 to 1968. He is also a director of TB Wood's Corporation and Community Health Systems, Inc. Senator Dole received a BA in History and an L.L.B. in 1952 from Washburn University.


     Debra Engel was elected as one of our directors on March 18, 2000. She is a director, investor and advisor to a number of organizations in Silicon Valley. She serves on the board of directors for Aspect Communications and Beyondwork and is the Chairwoman of the board of directors for ON-SITE Dental Care. She is on the Advisory Boards for Icarian Corporation, Hire Systems and Decisis. She also serves the nonprofit community as a member of the board of directors for the Community Foundation of Silicon Valley, the Center for Excellence in Nonprofits and the Center for Innovation at Foothill College. She is a Senior Fellow and an executive committee member of the board of directors for the American Leadership Forum, is the Advisory Board Co-chair and past Chairwoman of the board of directors for the Career Action Center, and is an Executive Fellow for the Center of Technology and Innovation at Santa Clara University. From November 1983 through August 1998, Ms. Engel was with 3Com Corporation, an electronic connectivity and networking systems company, where she last served as Senior Vice President for Corporate Services. Prior to joining 3Com, she served as Hewlett Packard's Corporate Staffing Manager and as Personnel Manager for its Avondale Division. Ms. Engel holds a Master of Science degree in Industrial Relations from Iowa State University which she received in 1976 and a Bachelor of Science degree in Psychology from Iowa State University which she received in 1973.


     Donald Grierson was elected as a director on August 4, 2000. He currently serves as President and Chief Executive Officer of ABB Vetco Gray Inc., an oil service company, positions he has held since 1991, and as a board member for ABB Lummus Global since 1999. Mr. Grierson is also a director of both Alpha Technologies Group, Inc. and Parametric Technology Corporation. Previously, he served as a director of Ungerman-Bass, Inc., Oracle Systems and Cadence Design Systems. Mr. Grierson previously held numerous executive positions in General Electric, including Senior Vice President and Group Executive. Mr. Grierson graduated from the University of Ohio with a Bachelor of Science degree in Mechanical Engineering in 1957, and received a MBA from Xavier University in 1961.


     Hans G. Lindroth has served as a director since August 1998. He currently serves as a Vice President of Lingfield AB, a Swedish venture capital firm that is an affiliate of Infologix. Prior to joining

Lingfield AB in October 1999, he was an officer of Lemshaga Consulting AB, a Swedish consulting firm. From 1990 to 1998, Mr. Lindroth held a variety of senior management positions with Marieberg AB, a large newspaper publishing enterprise in Scandinavia. Mr. Lindroth is currently a director of Saztec Inc., a Nasdaq listed information conversion company. Mr. Lindroth is a frequent speaker at Internet-related seminars in Europe. Mr. Lindroth graduated from the University of Stockholm with a Bachelor of Teaching degree in 1985, and received a Master of Political Science degree from the University of Linkoping in 1986.

     Barry Romeril was elected as a director effective as of March 18, 2000. He is a director, Vice Chairman and Chief Financial Officer of Xerox Corporation, a position he has held since 1998. He has been employed at Xerox Corporation since 1993 in a variety of positions. He also serves as a director of Fuji Xerox, a joint venture company between Xerox Corporation and Fuji Photo. Before joining Xerox, Mr. Romeril was a director for British Telecommunications Plc. In addition to his duties on the board of directors at Xerox, Mr. Romeril serves as a director of Billiton Plc, and booktech.com, Inc. Mr. Romeril is a member of the Council of Financial Executives of The Conference Board, a New York-based worldwide business organization. He is also a Board member of the Private Sector Council, a Washington-based organization of U.S. companies that make recommendations on improving government efficiency. Mr. Romeril, a British citizen, graduated from Oxford University in 1966 with an honors degree in Politics, Philosophy and Economics. He is also a Certified Accountant and a Fellow of the Association of Corporate Treasurers.


     David H. Shaffer was elected as a director on August 4, 2000. He currently serves as Executive Vice President and Chief Operating Officer and a director of The Thomson Corporation, where he is responsible for the business strategy and management of Thomson's information activities. He is also Chairman of the Board of T&S Incorporated, the principal business of which is investments. Mr. Shaffer is also a board member and publisher of the Black Book Group and a member of the Advisory Board of Kellogg Graduate School of Management at Northwestern University. Prior to joining Thomson in 1998, he was Chairman of the Board and Chief Executive Officer of Jostens Learning Corporation, a developer of K-12 Educational Software, from July 1995 to April 1998. Mr. Shaffer was Chairman, President and Chief Executive Officer of Macmillian Inc., from February 1990 to December 1993, and a member of Maxwell Communications Corporation PLC's board of directors from June 1989 to January 1992. Previously, Mr. Shaffer was President and Chairman of Official Airline Guides, Inc. and Vice Chairman of Thomas Cook Travel Inc. Mr. Shaffer graduated with a Masters degree in Management from Northwestern University in 1983.


BOARD OF DIRECTORS


     The number of directors on our board is currently fixed at eight. The board of directors is divided into three classes: Class I, whose term expires at the annual meeting of the stockholders to be held in 2001; Class II, whose term expires at the annual meeting of the stockholders to be held in 2002; and Class III, whose term expires at the annual meeting of stockholders to be held in 2003. At each annual meeting of stockholders after the initial classification, each elected director serves from the time of his election and qualification until the third annual meeting following his election. The Class I directors are Mr. Grierson and Dr. Vitalari; the Class II directors are Ms. Engel and Messrs. Romeril and Shaffer and the current Class III directors are Dr. Christman, Senator Dole and Mr. Lindroth. This classification of the board of directors may delay or prevent changes in control of our management. All of our officers serve at the discretion of the board of directors. There are no family relationships among our directors and officers of Concours.


Committees of the Board

     The board of directors has established the following standing committees: audit, nominating and compensation committees.

     Audit Committee. The audit committee is comprised entirely of the following independent directors: Messrs. Grierson, Romeril and Shaffer. Mr. Romeril is the chairman. The audit committee reviews the preparation and scope of the audit of our annual consolidated financial statements, reviews drafts of such statements, makes recommendations as to the engagement and fees of the independent auditors, and monitors the functioning of our accounting and internal control systems by meeting with representatives of management and the independent auditors. This committee has direct access to our independent auditors and counsel and performs such other duties relating to the maintenance of our proper books of account and records and other matters as the board of directors may assign from time to time. Additionally, to maintain our listing on Nasdaq, we will be required to maintain an audit committee consisting of at least three independent directors. Independent directors are persons who are neither officers nor employees of Concours or our subsidiaries or any other person who has a relationship with any person or entity which, in the opinion of the board of directors, would interfere with the exercise of independent judgment in carrying out the responsibilities of a director.



     Nominating Committee. The nominating committee reviews the performance of directors and recommends persons to be management's nominees for directorships. The nominating committee considers nominees recommended by stockholders, upon timely, written request by a stockholder addressed to any member of the committee. Dr. Christman, Mr. Lindroth and Mr. Romeril are the members of the nominating committee.



     Compensation Committee. The compensation committee consists of Ms. Engel and Mr. Shaffer. Ms. Engel is the chair of the committee. The compensation committee has sole authority to administer our stock option plans, although it has no discretion as to the award of stock options under the 2000 Director Stock Option Plan. The compensation committee also reviews and makes recommendations regarding the compensation levels of our executive officers. Dr. Christman's salary was set by the compensation committee in February 1997 as then constituted, and has remained at that level since that time.


MEETINGS OF THE BOARD OF DIRECTORS

     During 1999, the board of directors met on two occasions. All of the directors attended. There were no meetings of the committees of the board, as they acted by written consent.

COMPENSATION OF DIRECTORS


     Directors who are also our employees receive no additional compensation for their services as directors. Directors who are not our employees receive no fees for attendance in person at meetings of the board of directors or committees of the board of directors, but are reimbursed for travel expenses and other out-of-pocket costs incurred in connection with the attendance at meetings of the board of directors. Mr. Romeril, Ms. Engel, Mr. Lindroth and Mr. Sokolow, in consideration for their service on the board of directors, each received 15,000 options to purchase shares of common stock on March 18, 2000, with one-third vesting upon each anniversary date of the grant until fully vested. In addition, Ms. Engel received 5,000 options to purchase shares of common stock on March 14, 2000, in consideration for her service to date on the advisory board. Senator Dole received 15,000 options to purchase shares of common stock on April 28, 2000 with one-third vesting upon each anniversary date of the grant until fully vested in consideration for his service on the board of directors, and 25,000 options that vest ratably over four years in consideration for his joining our advisory board. On August 4, 2000, Messrs. Grierson and Shaffer each received 15,000 options to purchase shares of common stock in consideration for their service on the board of directors, with one-third vesting upon each anniversary date of grant until fully vested. See "-- Director Stock Option Plan."


     The Delaware General Corporation Law provides that a company may indemnify its directors and officers as to certain liabilities. Our certificate of incorporation and bylaws provide for the indemnification of our directors and officers to the fullest extent permitted by law. The effect of such provisions is to indemnify our directors and officers against all costs, expenses and liabilities incurred by them in connection with any action, suit or proceeding in which they are involved by reason of their affiliation with us. The directors will not be liable for monetary damages to us or our stockholders except for those arising from:

     - any breach of a director's duty of loyalty to Concours or our stockholders;

     - acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

     - unlawful payments of dividends or unlawful stock repurchases or redemptions; or

     - any transaction from which the director derives any improper personal benefit.

     We may obtain liability insurance and enter into contractual arrangements with them to effectuate these provisions. The foregoing provisions are not intended to limit the liability of directors or officers for any violation of federal securities law.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION


     During fiscal year 1999, Dr. Christman was the only member of our compensation committee who was also an officer or employee of Concours. Mr. Shaffer, who joined the Compensation Committee on August 4, 2000, is an executive officer and director of The Thomson Corporation, a significant client of ours that paid us $475,183 in fees for fiscal year 1999, $416,867 in fees for the six months ended June 30, 2000, and is contractually obligated to pay $443,462 in estimated additional fees for consulting services as of the date of this prospectus.


EMPLOYMENT AND NON-COMPETITION AGREEMENTS

     We do not have any employment agreements with our executive officers named above. We have entered into non-competition agreements with Dr. Christman, Ms. Erickson, Dr. Keehan, Dr. Vitalari and Mr. Weiner. The agreements provide that until their termination, for whatever reason, and for twelve months after their employment with us terminates, they will not solicit business of the type we perform from any of our clients, or render services of the type we perform for any of our clients. For a period of three years, or 12 months in the case of Ms. Erickson and Mr. Weiner, following their termination, they will not solicit any of our employees.

EXECUTIVE COMPENSATION

Summary of Cash and Certain Other Compensation

     The following table sets forth certain summary information regarding compensation paid or accrued to or on behalf of our Chief Executive Officer for his services and each of our four most highly compensated executive officers, determined as of the end of 1999, for the fiscal years ended December 31, 1998 and 1999.

                           SUMMARY COMPENSATION TABLE

                                                                               LONG TERM
                                                                              COMPENSATION
                                                                              ------------          ALL OTHER
                                                                                 COMMON
                                     ANNUAL COMPENSATION
                                ------------------------------                                ANNUAL COMPENSATION($)
                                                  BONUS          RESTRICTED      STOCK        ----------------------
NAME AND                                    ------------------     STOCK       UNDERLYING        LIFE
PRINCIPAL POSITION       YEAR   SALARY($)   CASH($)   STOCK($)     AWARDS       OPTIONS      INSURANCE($)   401(K)($)
------------------       ----   ---------   -------   --------   ----------   ------------   ------------   ---------
Ronald P. Christman....  1999    300,000        --         --           --           --              --           --
  Chief Executive        1998    300,000        --         --           --           --              --           --
    Officer
                         1997    300,000        --         --           --           --              --           --
Lynn D. Keehan.........  1999    206,000    200,000        --           --           --              --           --
  Executive Vice         1998    206,000    200,000        --           --           --              --           --
    President            1997    200,000    200,000        --           --           --              --           --
Nicholas P. Vitalari...  1999    257,500    39,456         --           --           --              --           --
  Executive Vice         1998    257,500        --         --           --           --              --           --
    President            1997    250,000        --         --           --           --              --           --
Tamara J. Erickson.....  1999    264,586    92,975(2)      --           --       20,000              --           --
  President, Consulting  1998     31,251(1)     --         --           --       80,000              --           --
                         1997         --        --         --           --           --              --           --
Jeffrey J. Weiner......  1999    172,000        --         --           --       55,000              --           --
  Chief Financial        1998     35,759(1)     --         --           --       35,000              --           --
    Officer
                         1997         --        --         --           --           --              --           --

------------------

(1) Reflects compensation for the portion of 1998 during which Ms. Erickson and Mr. Weiner were employed. Ms. Erickson commenced employment in November 1998 and Mr. Weiner in October 1998.

(2) 90,000 of which was paid during 1999 and the remainder was paid during 2000.

Option Grants in Fiscal 1999

     The following table contains information concerning the grant of stock options during the year ended December 31, 1999 to the named executive officers.

                                                                                         POTENTIAL REALIZABLE VALUE
                                                                                          AT ASSUMED ANNUAL RATES
                                  NUMBER OF       % OF TOTAL                                   OF STOCK PRICE
                                  SHARES OF        OPTIONS                                 APPRECIATION FOR STOCK
                                COMMON STOCK       GRANTED      EXERCISE                     OPTION TERM(1)(2)
                                 UNDERLYING      TO EMPLOYEES     PRICE     EXPIRATION   --------------------------
NAME                           OPTIONS GRANTED     IN 1999      PER SHARE      DATE          5%             10%
----                           ---------------   ------------   ---------   ----------   ----------     -----------
Ronald P. Christman..........          --              --            --           --           --              --
Lynn D. Keehan...............          --              --            --           --           --              --
Nicholas P. Vitalari.........          --              --            --           --           --              --
Tamara J. Erickson...........      20,000            3.28%        $5.00      11/1/09      $62,889        $159,374
Jeffrey J.
  Weiner -- 1/1/99...........      35,000            5.74%        $2.82      01/1/09      $62,072        $157,302
Jeffrey J.
  Weiner -- 11/1/99..........      20,000            3.28%        $5.00      11/1/09      $62,889        $159,374

------------------

(1) Options were granted at an exercise price believed by the compensation committee to be equal to the fair market value at the date of grant. The potential realizable value is calculated based upon SEC regulations assuming that the fair market value on the date of grant, which the board of directors determined to be the exercise price, appreciates at either 5% or 10% per year, for the ten-year terms of the options and that each option is exercised and sold on the last day of its term for the appreciated stock price.

(2) There is a substantial disparity between the exercise price of our outstanding options and the initial public offering price. If potential realizable value were calculated using an estimated initial public offering price of $21.00 per share as the beginning price, rather than each option's exercise price, the potential realizable value at 5% per annum appreciation would be $1.0 million and the potential realizable value at 10% per annum appreciation would be $2.5 million.

Stock Option Exercises in 1999 and Fiscal Year-End Option Values

     None of the executive officers named in the Summary Compensation Table exercised any outstanding stock options during 1999 or in any prior period. The following table sets forth information on the year-end value of the outstanding options held by the named executive officers at December 31, 1999.

                                                              VALUE OF OUTSTANDING OPTIONS
                                                                  AT DECEMBER 31, 1999
                                                ---------------------------------------------------------
                                                  COMMON STOCK UNDERLYING        VALUE OF UNEXERCISED
                                                    UNEXERCISED OPTIONS         IN-THE-MONEY OPTIONS(1)
                                                    AT FISCAL YEAR-END            AT FISCAL YEAR-END
                                                ---------------------------   ---------------------------
                                                EXERCISABLE   UNEXERCISABLE   EXERCISABLE   UNEXERCISABLE
                                                -----------   -------------   -----------   -------------
Ronald P. Christman...........................        --             --              --             --
Lynn D. Keehan................................        --             --              --             --
Nicholas P. Vitalari..........................        --             --              --             --
Tamara J. Erickson............................    20,000         80,000        $103,600       $370,800
Jeffrey J. Weiner.............................     8,750         81,250        $ 45,325       $377,275

------------------

(1) There was no public trading market for the common stock at December 31, 1999. Accordingly, these values have been calculated by determining the difference between the exercise price per share and the fair market value on December 31, 1999. It was determined by an independent third-party valuation that the common stock had a fair market value of $8.00 per share on December 31, 1999.

REPURCHASE RIGHTS OF OUR EXECUTIVE OFFICERS

     If a Cepro employee terminates his or her employment prior to March 3, 2003, Dr. Christman, Dr. Keehan, Dr. Vitalari and Robert Forsyth, one of our initial and current stockholders, have the right to repurchase up to 230,000 repurchasable non-escrowed shares of our common stock if we, Infologix and four Cepro senior consultants decline their prior right to repurchase the shares. Dr. Christman, Dr. Keehan, Dr. Vitalari and Mr. Forsyth, in that order, each have ten days to elect to repurchase the repurchasable shares. We granted all of these rights as part of our acquisition of Cepro.

OUR STOCK OPTION PLANS

     Options to purchase a total of 4,440,857 shares of common stock have been authorized under the following eight stock option plans currently in place: the 1997 Employee Stock Option Plan, the 1998 Employee Stock Option Plan, the 1998 European Equity Compensation Plan, the 1999 Employee Stock Option Plan, the 2000 Employee Stock Option Plan, the 2000 International Equity Compensation Plan, the 2000 Senior Executive Performance Plan and the 2000 Director Stock Option Plan and by separate board authorizations. As of June 30, 2000, there were outstanding options to purchase a total of 3,491,850 shares of common stock, including options to purchase 105,000 shares granted under separate authorizations, of which options to purchase 606,750 shares were exercisable. As of that date, the weighted average exercise price of the outstanding options was $6.37.

United States Employee Stock Option Plans

     General. Since our formation in 1997, our board of directors adopted and our stockholders subsequently approved employee stock option plans for 1997, 1998, 1999 and 2000. Other than differing amounts of options reserved under the plans, the terms of the plans are substantively the same. The 1997 Employee Stock Option Plan provides for the grant of options to purchase up to 460,857 shares of our common stock. The 1998 Employee Stock Option Plan provides for the grant of options to purchase up to 675,000 shares of our common stock. The 1999 Employee Stock Option Plan provides for the grant of options to purchase up to 700,000 shares of our common stock. The 2000 Employee Stock Option Plan provides for the grant of options to purchase up to 1,000,000 shares of our common stock.

     Awards Under the Employee Stock Option Plans. Options under the employee stock option plans may be made in the form of incentive stock options, non-qualified stock options or any combination thereof. Options may only be granted to employees or non-employees who are under a written contract with us, or a subsidiary of which we own 50% or more, to provide consulting or advisory services to us or a subsidiary, as the board of directors or the compensation committee in its discretion selects. Only our employees are eligible to receive grants of incentive stock options. Generally, if any option terminates, expires, or is canceled or surrendered as to any shares of common stock, new options may be granted covering such shares.

     Administration. The employee stock option plans are administered by the compensation committee. The compensation committee is authorized to:

     - adopt rules and regulations for carrying out the purposes of the employee stock option plans;

     - construe, interpret and implement the provisions of the employee stock option plans or any option;

     - adopt, amend and rescind administrative and interpretive rules and regulations relating to the employee stock option plans or any option;

     - make appropriate adjustments to the exercise price and number of shares subject to the employee stock option plans and options in accordance with such plans;

     - make determinations and perform all acts necessary or advisable for administering the employee stock option plans;

     - correct any defect or supply any omission or reconcile any inconsistency in the employee stock option plans or any option;

     - make certain modifications to the employee stock option plans as necessary to effectuate the intent of the plans;

     - change the date on which any option may be exercised; and

     - select eligible persons to whom options will be granted.

     The determinations of the compensation committee are made in its sole discretion and are conclusive.

     Option Grants. The compensation committee determines the terms and conditions of options. Options may generally be exercised as to 25% of the shares covered by the particular option on the first anniversary of the date of grant and an additional 25% of the shares covered by the particular option may be exercised on each of the anniversaries of the date of grant in each of the following three years. The compensation committee may alter the date on which an option may be exercised; however, no option may be exercised prior to the first anniversary of the date of grant, and no option may be exercised after the expiration of ten years from the date of grant, which period is reduced to five years for certain stockholders owning more than 10% of the total combined voting power of all classes of our stock or our subsidiaries' stock on the date of grant. The purchase price per share payable upon the exercise of an option is established by the compensation committee at the time of grant, and, in the case of an incentive stock option, the option exercise price must be equal to at least 100% of the fair market value of our common stock on the date of grant and, in the case of any person owning more than 10% of the total combined voting power of all classes of our stock or our subsidiaries' stock on the date of grant, at least 110% of the fair market value of a share of our common stock on the date of grant. The option exercise price is generally payable in cash or an equivalent thereof. The compensation committee may require other arrangements be made or conditions met before an option may be exercised.

     Incentive stock options are not transferrable by the grantee other than by will or the laws of descent and distribution or pursuant to a qualified domestic relations order. Non-qualified stock options may be transferable if so determined by the compensation committee, in its sole discretion.

     Termination of Employment or Service. In general, upon the earliest event to occur of the following:

     - the death of a grantee;

     - the total and permanent disability of a grantee;

     - the date on which a grantee ceases to be employed by or under contract to us or a subsidiary of us or, the date on which a grantee ceases to be a member of our board of directors, unless the grantee continues to be an employee or under contract to us or a subsidiary of us;

the grantee's unvested options will automatically and without notice terminate and become null and void. Additionally, the grantee has 90 days after the event to exercise any vested options or the options will automatically and without notice terminate and become null and void. The transfer of an employee's employment between us and a subsidiary is not deemed to be a termination of the employee's employment under the employee stock option plans. If however, the grantee commits actions including, but not limited to any act of malfeasance or wrongdoing affecting us or a subsidiary, any unexercised portion of the options held by the grantee immediately terminate and are null and void.

     Other Features. The board of directors may amend, suspend, or terminate the employee stock option plans or any option; provided, however, that no such amendment may alter any provision of the employee stock option plans or any option without compliance with any applicable stockholder approval requirements or requirements of any stock market on which our common stock is listed for trading or substantially impair any option previously granted to any grantee without the consent of the grantee. In the event of a stock dividend, or a recapitalization resulting in a stock split, combination or exchange of shares, appropriate adjustments will be made to the maximum number of shares subject to being optioned under the employee stock option plans and number of shares and exercise price per share then subject to outstanding options. In the event of any other corporate transaction, the compensation committee may change the exercise price or number of shares subject to the options or both, if appropriate, in its sole discretion.

European and International Stock Option Plans

     General. Since commencing European operations in 1998, our board of directors adopted and our stockholders subsequently approved the 1998 European Equity Compensation Plan which provides for the grant of awards to purchase up to 600,000 shares of our common stock, and the 2000 International Equity Compensation Plan, which provides for the grant of awards to purchase up to 600,000 shares of our common stock, collectively the "International Stock Option Plans". Generally, if any awards are forfeited, terminate, expire unexercised, settle in cash in lieu of stock or are exchanged for other awards, the shares of common stock which were previously subject to the awards remain available for awards under the International Stock Option Plans to the extent of such forfeiture or expiration. If any shares of common stock are used as payment of the purchase price of common stock upon exercise of an option, such shares of common stock are available for awards under the International Stock Option Plans.

     Awards Under the International Stock Option Plans. Awards under the International Stock Option Plans may be made in the form of:

     - deferred compensation stock options;

     - non-qualified stock options;

     - stock appreciation rights;

     - restricted awards; or

     - any combination thereof.

     Awards generally may only be made to employees or non-employees who are under a written contract with us, or a subsidiary of which we own 50%, to provide consulting or advisory services to us or a subsidiary, as the board of directors or the compensation committee in its discretion selects.

     Administration. The International Stock Option Plans are administered by the compensation committee. The compensation committee is authorized to:

     - adopt rules and regulations for carrying out the purposes of the International Stock Option Plans;

     - adopt, amend and rescind administrative and interpretive rules and regulations relating to the International Stock Option Plans or any award;

     - construe the terms of the International Stock Option Plans or any award;

     - make appropriate adjustments to the number of shares and price per share subject to the International Stock Option Plans and options in accordance with such plans;

     - make determinations and perform all acts necessary or advisable for administering the International Stock Option Plans;

     - correct any defect or supply any omission or reconcile any inconsistency in the International Stock Option Plans or any award;

     - make certain modifications to the International Stock Option Plans as necessary to effectuate the intent of the plans;

     - change the date on which any option may be exercised; and

     - select eligible persons to whom options will be granted.

     The determinations of the compensation committee are made in its sole discretion and are conclusive.

     Option Grants. The compensation committee determines the terms and conditions of options. Deferred compensation stock options are exercisable in accordance with the terms of the grant thereof as established by the compensation committee. Non-qualified stock options may generally be exercised as to 25% of the shares covered by the particular option on the first anniversary of the date of grant and an additional 25% of the shares covered by the particular option may be exercised on each of the anniversaries of the date of grant in each of the following three years. The compensation committee may alter the date on which a non-qualified option may be exercised, however no non-qualified option may be exercised prior to the first anniversary of the date of grant, and no non-qualified option may be exercised after the expiration of 10 years from the date of grant. The purchase price per share payable upon the exercise of an option is established by the compensation committee at the time of grant. The option exercise price is generally payable in cash or an equivalent thereof. The compensation committee may require other arrangements be made or conditions met before an option may be exercised. Options may be transferable if so determined by the compensation committee, in its sole discretion.

     Stock Appreciation Rights and Restricted Awards. The compensation committee may grant stock appreciation rights and restricted awards under the International Stock Option Plans. As of June 30, 2000, there are no stock appreciation rights or restricted awards outstanding.

     Termination of Employment or Service. If a participant's employment by us or a subsidiary terminates by reason of the participant's death or if the participant's death occurs within three months after the termination of his or her employment, any award otherwise exercisable may be exercised for a period of one year from that date or, if shorter, the expiration of the stated term of the award. If a participant's employment by us or a subsidiary terminates by reason of the participant's disability, any award otherwise exercisable may generally be exercised for a period of one year from that date or, if shorter, the expiration of the stated term of the award. If a participant's employment by us or a subsidiary terminates for any reason other than retirement, any award otherwise exercisable may be exercised for a period of three months or, if shorter, the expiration of the stated term of the award. Any right of exercise under a non-vested award held by the participant at the time of his or her termination by death, disability or otherwise is generally extinguished and terminated. The transfer of an employee's employment between us and a subsidiary is not deemed to be a termination of the employee's employment under the International Stock Option Plans. If however, a participant commits actions including, but not limited to any act of malfeasance or wrongdoing affecting us or a subsidiary, any unexercised portion of the options held by the participant immediately terminate and are null and void.

     Other Features. The board of directors may amend, suspend, or terminate the International Stock Option Plans or any award; provided, however, that no such amendment may alter any provision of the International Stock Option Plans or any award without compliance with any applicable stockholder approval requirements or requirements of any stock market on which our common stock is listed for trading or substantially impair any award previously granted to any participant without the consent of such participant. In the event of a stock dividend, or a recapitalization resulting in a stock split, combination or exchange of shares, appropriate adjustments may be made by the board of directors in its sole discretion to reflect such change with respect to the maximum number of shares which may be sold or awarded to any participant; the number of shares covered by each outstanding award and the price per share of outstanding awards. In the event of any other corporate transaction, the compensation committee may change the exercise price or number of shares subject to the options or both, if appropriate, in its sole discretion.

2000 Senior Executive Performance Plan

     Our board of directors adopted, and our stockholders subsequently approved, the 2000 Senior Executive Performance Plan which provides for the grant of options to purchase up to 175,000 shares of our common stock. Similar to the employee stock option plans, both incentive and non-qualified options or any combination thereof, may be issued under the 2000 Senior Executive Performance Plan. Options may generally be exercised as to 33 1/3% of the shares covered by the particular option on the first anniversary of the date of grant and an additional 33 1/3% of the shares covered by the particular option may be exercised on each of the anniversaries of the date of grant and in each of the following two years. With respect to the award of options, administration of the 2000 Senior Executive Performance Plan, transferability of options, termination of the option period, and other plan features, the 2000 Senior Executive Performance Plan is substantially similar to the employee stock option plans.

     As of June 30, 2000, all 175,000 options reserved under the 2000 Senior Executive Performance Plan are outstanding. Pursuant to the 2000 Senior Executive Performance Plan, 75,000 options were granted to Dr. Christman; 50,000 options were granted to Dr. Vitalari; and 50,000 options were granted to Dr. Keehan. The options granted under the 2000 Senior Executive Performance Plan vest ratably over a 3 year period.

Director Stock Option Plan

     We adopted an option plan for non-employee directors called the 2000 Director Option Plan. A total of 125,000 shares of common stock are reserved for issuance under the 2000 Director Option Plan. Pursuant to the terms of the plan, this number increases annually, beginning in 2001, by the lesser of:

     - 100,000 shares;

     - 1% of our outstanding shares of our common stock; or

     - such lesser amount as the board of directors approves.

     Under that plan, each non-employee director is granted options to purchase 15,000 shares of our common stock on the date he or she becomes a director. Directors may not hold options to purchase more than 65,000 shares per director at any one time under this plan. On the day after each annual meeting of the stockholders, each non-employee director is automatically granted options on that date to purchase an additional 5,000 shares of our common stock, subject to the 65,000 share maximum.

     The options are granted at an exercise price equal to the fair market value on the date of grant. The 15,000 shares that are granted upon becoming a director vest over three years, with one-third vesting each year on the anniversary date of the grant until fully vested. Additional shares that are granted under the director plan vest over three years, with one-third vesting each year on the anniversary date of the grant until fully vested. On March 18, 2000, Mr. Romeril, Ms. Engel, Mr. Lindroth and Mr. Sokolow each received options to purchase 15,000 shares. Mr. Sokolow has since resigned as a director and his options terminated effective August 4, 2000. On April 28, 2000, Senator Dole received options to purchase 15,000 shares. On August 4, 2000, Messrs. Grierson and Shaffer each received options to purchase 15,000 shares.


2000 EMPLOYEE STOCK PURCHASE PLAN

     Recently, our board of directors adopted and our stockholders subsequently approved the 2000 Employee Stock Purchase Plan. The plan will have a 10 year term and provide eligible employees the opportunity to acquire our common stock at a discount through payroll deductions. The plan is intended to comply with
Section 423 of the Internal Revenue Code. The compensation committee of the board of directors will administer the plan.

     The plan will become effective and the first offering period will begin on the effective date of this offering and will end on December 31, 2000. Subsequently, six month offering periods will begin on January 1 and July 1 of each year. For the offering period ending December 31, 2000, and for the year 2001, 200,000 shares of common stock are reserved for issuance under the plan. Commencing January 1, 2002, 400,000 shares will be available each year for issuance under the plan. All employees who work for at least 20 hours per week for 5 months or more per year will be eligible to participate in the plan, provided they do not own 5% or more of our voting stock.

     Eligible employees may make payroll deductions of up to 15% of their gross regular salary, but not more than $21,250 per year, to purchase shares under the plan. Eligible employees may purchase shares for 85% of the lower of the price of our common stock on the first business day or last business day of each offering period. If an employee holds stock purchased under the plan for the required period, generally 18 months, then, upon sale of the shares, the 15% difference between the purchase price and the closing price on the applicable measurement date is taxed at ordinary income tax rates and the remaining taxable gain is taxed at capital gains rates. If an employee does not hold purchased shares for the required period, all taxable gain on sale of those shares is taxed at ordinary income tax rates.

LIMITATION ON OUR COMPENSATION DEDUCTION

     Section 162(m) of the Internal Revenue Code limits the deduction we may take for otherwise deductible compensation payable to certain executive officers to the extent that compensation paid to such officers for a year exceeds $1.0 million, unless such compensation meets certain requirements. We believe that compensation realized from options that have been granted under the employee stock option plans generally will satisfy the requirements of Section 162(m).

                  RELATED TRANSACTIONS AND RECENT ACQUISITION

RECENT CONVERSION OF CONVERTIBLE DEBT INTO AND PURCHASE OF COMMON STOCK

     Infologix (BVI) Limited, a British Virgin Islands entity, is our largest stockholder. On February 1, 2000, Infologix acquired from us 1,555,425 shares of our common stock. Of these shares, 805,425 shares were acquired upon conversion of $4.0 million principal amount of convertible debt, plus accrued interest. An additional 750,000 shares were purchased for $6.0 million. Infologix also owns warrants to purchase 50,000 shares of common stock for $5.00 per share which were exchanged for certain rights of an affiliate to receive options to purchase shares under a loan agreement with us. These warrants are currently exercisable. A portion of these funds were used to repay a $1.0 million revolving bank credit facility. Upon repayment of this facility, a letter of credit provided for us by an affiliate of Infologix was returned. As a result of these transactions, Infologix holds approximately 47.3% of our common stock outstanding as of June 30, 2000, assuming the exercise of their outstanding warrants to purchase 50,000 shares of our common stock and the conversion of their 1,810,000 shares of Series A convertible preferred stock.

PURCHASE OF SERIES B CONVERTIBLE REDEEMABLE PREFERRED STOCK


     Pursuant to an investment agreement effective February 29, 2000, we sold a total of 1,546,784 shares of Series B convertible redeemable preferred stock to Thayer Equity Investors IV, L.P., a Delaware limited partnership, and Thayer CGI Partners LLC, a Delaware limited liability company, for $15.0 million. Upon consummation of this offering, all of these shares will be converted into 1,546,784 shares of common stock, which represent approximately 20.0% of the common stock outstanding as of June 30, 2000.


ACQUISITION OF CEPRO

     On February 29, 2000, we purchased all of the outstanding shares of stock of Cepro, a Swedish management consulting firm, from Cepro's stockholders in exchange for a total of 1,221,000 shares of our common stock valued on February 29, 2000 at an estimated $12,210,000. At that date, Mr. Lindroth was a director of both Cepro and of Concours. Cepro employs approximately 40 consultants who help businesses in areas such as strategic planning, financial analysis, e-commerce, marketing, information management, and executive and organizational development. Each employee of Cepro entered into an employment agreement as part of the acquisition.

     A total of 465,000 of our shares issued to the selling Cepro stockholders have a repurchase right, described below, associated with them. The remaining 756,000 shares have no repurchase right. A total of 235,000 of the shares subject to repurchase issued to the former Cepro stockholders are being held in escrow for three years as security for the indemnity given by the selling Cepro stockholders under the purchase agreement. If there is a breach of the purchase agreement, those shares, or a portion of them depending upon the amount of damage to us, must be conveyed back to us to pay the obligation under the indemnity. That pool of 235,000 escrowed shares, however, will be reduced in number if employees leave and will revert back to us. Cepro employees must remain employed by Cepro until March 1, 2003 to be permitted to keep all of their escrowed shares as well as their other shares as to which repurchase rights are associated. The repurchase right permits us to repurchase the escrowed shares of a Cepro employee departing prior to March 1, 2003 for $10.00 per share. As to the remaining 230,000 shares -- net of 756,000 shares with no repurchase right and 235,000 escrowed shares -- if a Cepro employee leaves Cepro before March 1, 2003, the Cepro employee must sell some of his or her shares back to us, or to Infologix and we have a right of first refusal. The Cepro employee must sell shares to other individuals, as described below, if we or Infologix does not elect to repurchase the shares. As with the escrowed shares, the repurchase price is $10.00 per share. We do not expect to repurchase a significant portion of the 465,000 shares, as this would only occur if a significant number of employees were to leave Cepro.

     If we decline to repurchase the repurchasable non-escrowed shares, Infologix then acquires the purchase right. The individuals who have the right to purchase these shares if we and Infologix do not repurchase the shares are:
Cepro senior consultants Michael Collins, Bo Hedberg, Ake Magnusson and Cepro's managing director Jan Roy. If these individuals do not elect to purchase the shares, the following individuals have that repurchase right: Dr. Christman, Dr. Keehan, Dr. Vitalari and Robert Forsyth, one of our initial and current stockholders. If no election is made to purchase shares subject to the repurchase rights described above, the departing employee may keep them.

                             PRINCIPAL STOCKHOLDERS

     The following table sets forth information regarding the beneficial ownership of our common stock as of June 30, 2000, and as adjusted to reflect the sale of the shares of common stock offered by this prospectus, by each person who is known to Concours to own beneficially more than 5% of the outstanding shares of our common stock, each director, and persons nominated to become a director, each of our executive officers named in the Summary Compensation Table above, and all current directors and executive officers as a group. As of June 30, 2000, 5,870,604 shares were outstanding. The calculation of beneficial ownership after the offering also assumes the conversion of our preferred stock into 3,356,784 shares of our common stock and 2,500,000 shares of our common stock sold pursuant to this offering.


                                                 SHARES BENEFICIALLY OWNED     SHARES BENEFICIALLY OWNED
                                                 PRIOR TO THE OFFERING(1)        AFTER THE OFFERING(1)
                                                 -------------------------     -------------------------
NAME OF BENEFICIAL OWNER(2)                        NUMBER         PERCENT        NUMBER         PERCENT
---------------------------                      -----------     ---------     -----------     ---------
Infologix (BVI) Limited(3).....................   3,655,426        47.29%       3,655,426        35.73%
Thayer Equity Investors IV, L.P. and Thayer CGI
  Partners LLC(4)..............................   1,546,784        20.85%       1,546,784        15.60%
Ronald P. Christman(5).........................   2,291,499        39.03%       2,291,499        27.38%
Lynn D. Keehan.................................     385,714         6.57%         385,714         4.61%
Nicholas P. Vitalari(6)........................     300,000         5.11%         300,000         3.58%
Tamara J. Erickson.............................      20,000         *              20,000         *
Jeffrey J. Weiner..............................      17,500         *              17,500         *
Robert J. Dole.................................         -0-           -0-             -0-           -0-
Debra Engel....................................       1,250         *               1,250         *
Donald K. Grierson(7)..........................         -0-           -0-             -0-           -0-
Hans G. Lindroth(8)............................   3,670,290        47.48%       3,670,290        35.88%
Barry Romeril..................................         -0-           -0-             -0-           -0-
David H. Shaffer(7)............................         -0-           -0-             -0-           -0-
Leonard J. Sokolow(9)..........................      71,429         1.22%          71,429         *
All executive officers and directors as a group
  (10 persons).................................   6,071,968        78.15%       6,071,968        59.13%


------------------

 *  Less than one percent.


(1) Pursuant to Rule 13d-3 under the Exchange Act, a person has beneficial ownership of any securities as to which that person, directly or indirectly, through any contract, arrangement, undertaking, relationship or otherwise has or shares voting power or investment power and as to which that person has the right to acquire that voting or investment power within 60 days. Percentage of beneficial ownership as to any person as of a particular date is calculated by dividing the number of shares beneficially owned by the sum of the number of shares outstanding as of that date and the number of shares as to which that person has the right to acquire voting and/or investment power within 60 days.


(2) Except as set forth in the footnotes to this table and subject to applicable community property laws, the persons named in the table have sole voting and investment power with respect to all shares of common stock shown as beneficially owned by such stockholder.

(3) The address for Infologix (BVI) Limited is c/o Insinger de Beaufort, P.O. Box 565, 28-30 The Parade, St. Helier, Jersey, Channel Islands, UK JE4 8XY. The individuals who hold the ultimate investment and voting power over the shares held by Infologix are Cristian Bovet, Johannes Burger, Martyn Crespel, and Fredrik Wallenberg: the four directors of the Domain Foundation, an entity existing under the laws of Lichtenstein and the ultimate owner of Infologix.

(4) The address for Thayer Equity Investors IV, L.P. and Thayer CGI Partners LLC is 1455 Pennsylvania Ave., N.W., Suite 350, Washington, D.C. 20004. The individuals who hold the ultimate investment power over the shares held by Thayer Equity Investors IV, L.P. are: Frederic Malek, Carl Rickertsen, Jeffrey Goettman and Susan Gallagher. The individuals who hold the ultimate investment power over the Shares held by Thayer CGI Partners LLC are Frederic Malek and Carl Rickertsen.

(5) Includes 1,691,499 shares of common stock held by other persons who have granted Dr. Christman the right to vote their shares pursuant to irrevocable proxies which expire on the third anniversary date of the effective date of this registration statement or upon the earlier sale of all or a portion of shares covered by proxy in which event the proxy will no longer cover the portion of shares which are sold. These proxies cover 300,000 shares of common stock owned by Nicholas P. Vitalari and the two irrevocable trusts of Dr. Vitalari's minor children, 385,714 shares held by Lynn D. Keehan and 1,005,785 shares held by others as of April 30, 2000. Dr. Christman is also the beneficial owner of the remaining 600,000 shares, 300,000 of which he holds directly.

(6) Includes 20,000 shares held in two irrevocable trusts of which Dr. Vitalari's minor children are the beneficiary and Dr. Vitalari disclaims all beneficial ownership.


(7) Messrs. Grierson and Shaffer joined the board on August 4, 2000, and did not own any of our common stock as of that date.



(8) Includes 14,864 shares owned directly by Mr. Lindroth and 3,655,426 shares held by Infologix, with whom he is affiliated.


(9) Mr. Sokolow resigned from the board of directors effective August 4, 2000.

                          DESCRIPTION OF CAPITAL STOCK

GENERAL


     Our authorized capital stock consists of 50,000,000 shares of common stock, par value $ 0.01 per share, and 5,000,000 shares of preferred stock, $ 0.01 par value per share. As of June 30, 2000, there were outstanding:


     - 5,870,604 shares of common stock;

     - 1,810,000 shares of Series A convertible preferred stock, all of which will be automatically converted into 1,810,000 shares of our common stock upon consummation of this offering;

     - 1,546,784 shares of Series B convertible redeemable preferred stock, all of which will be automatically converted into 1,546,784 shares of our common stock upon consummation of this offering;

     - options to purchase a total of 3,491,850 shares of common stock, of which options to purchase 606,750 shares are exercisable as of such date; and

     - warrants to purchase 50,000 shares of common stock at an exercise price of $5.00 per share.

     There will be 11,727,388 shares of common stock outstanding after giving effect to the sale of the shares of common stock to the public in this offering assuming:

     - complete conversion of the Series A and Series B convertible preferred stock;

     - no exercise of the underwriters' over-allotment option; and

     - no exercise of outstanding stock options or warrants.

COMMON STOCK

     The holders of our common stock are entitled to one vote per share on all matters to be voted on by stockholders and have no cumulative voting rights. Each share of our common stock has identical rights and privileges in every respect. Subject to the prior rights and preferences applicable to shares of the preferred stock, the holders of shares of common stock are entitled to receive such dividends, payable in cash, stock, or otherwise, out of funds legally available, when and if declared from time to time by the board of directors. In the event of our liquidation, dissolution or winding up, the holders of shares of the common stock will be entitled to share ratably in all assets remaining after the payment of liabilities, subject to the rights of any then outstanding preferred stock or any series thereof. The common stock has no preemptive, subscription or conversion rights and there are no redemption or sinking fund provisions in our certificate of incorporation. The rights, preferences and privileges of holders of common stock are subject to, and may be adversely affected by, the rights of holders of shares of any preferred stock or series of preferred stock currently outstanding or that we may designate or issue in the future. The issued and outstanding shares of our common stock are fully paid and non-assessable.

PREFERRED STOCK

     Our board of directors is empowered, without stockholder approval, to cause shares of preferred stock to be issued from time to time in one or more series, and the board of directors may determine the numbers of shares of each series and the designation, powers, privileges, preferences and rights and the qualifications, limitations and restrictions of the shares of each series. The specific matters that our board of directors may determine include:

     - the designation of each series;

     - the number of shares of each series;

     - the rate of any dividends;

     - whether any dividends shall be cumulative or non-cumulative;

     - the terms of any redemption;

     - the amount payable in the event of any voluntary or involuntary liquidation, dissolution or winding up of the affairs of our company;

     - rights and terms of any conversion or exchange; and

     - restrictions on the issuance of shares of the same series or any other series.

SERIES A CONVERTIBLE PREFERRED STOCK

     Infologix owns a total of 1,810,000 shares of Series A convertible preferred stock, which were initially issued by us for $4,080,000. Infologix is the only holder of the Series A convertible preferred stock. Upon consummation of this offering, all of the shares of the Series A convertible preferred stock will be converted into 1,810,000 shares of our common stock on a share for share basis.

SERIES B CONVERTIBLE REDEEMABLE PREFERRED STOCK

     We have issued 1,546,784 shares of Series B convertible redeemable preferred stock to Thayer and its affiliates for $15.0 million. As of June 30, 2000, Thayer and its affiliates are the only holders of the Series B convertible redeemable preferred stock. Upon consummation of this offering, all of the shares of the Series B convertible redeemable preferred stock will be converted into 1,546,784 shares of our common stock on a share for share basis. Prior to the conversion of the Series B convertible redeemable preferred stock, its holders had the right to elect a member of the board of directors, subject to the approval of our board of directors. On April 28, 2000, Senator Dole was nominated by Thayer as holder of the Series B convertible preferred stock and approved by our board of directors.

OPTIONS


     A total of 4,440,857 shares of common stock are reserved for issuance pursuant to options granted or to be granted under the following eight stock option plans currently in place: the 1997 Employee Stock Option Plan, the 1998 Employee Stock Option Plan, the 1998 European Equity Compensation Plan, the 1999 Employee Stock Option Plan, the 2000 Employee Stock Option Plan, the 2000 International Equity Compensation Plan, the 2000 Senior Executive Performance Plan and the 2000 Director Stock Option Plan and by separate board authorizations. As of June 30, 2000, there were outstanding options to purchase a total of 3,491,850 shares of common stock, including options to purchase 105,000 shares granted under separate authorizations, of which options to purchase 606,750 shares were exercisable as of that date.


WARRANTS

     Infologix owns warrants that entitle it to purchase 50,000 shares of our common stock for $5.00 per share. These warrants are currently exercisable and expire on December 31, 2009.

REGISTRATION RIGHTS

     At any time during the three year period beginning six months after the closing of this offering, the holders of 3,605,426 shares of common stock and the holders of warrants to purchase 50,000 shares of common stock have the right to require us to register their shares of common stock on Form S-1 for sale under the Securities Act on two separate occasions. In addition, at any time beginning six months after the closing of this offering, the holders of approximately 1,546,784 shares of common stock have the right to require us to register their shares of common stock on Form S-1 for sale under the Securities Act on two separate occasions. Under an agreement with these stockholders, each set of stockholders outlined above has the right to have their shares of common stock included in any registration statement demanded by the other group of stockholders outlined above. These stockholders also have the right, if we propose to register any of our securities for sale for our own account, to have their shares included in that registration.

These stockholders also have the right to require us to register their shares of common stock on Form S-3 when we become eligible to use this form.

     All of the registration rights are subject to conditions and limitations, including the right of the underwriters to limit the number of shares included in a registration and to exclude holders' shares from a registration initiated by us for our account under some circumstances. We have agreed to pay the expenses of those registrations in most cases. We are not required to honor demands for registration within twelve months after the effective date of any registration statement, other than on Form S-3. Our board of directors may defer requests for registrations from these stockholders for periods ranging from 90 days to 12 months if it determines in good faith that such a registration would be detrimental to us.

ANTITAKEOVER EFFECTS OF PROVISIONS OF DELAWARE LAW AND OUR CERTIFICATE OF INCORPORATION AND BYLAWS

     Some provisions of our amended and restated certificate of incorporation, our amended and restated bylaws and Delaware law could have the effect of making it more difficult for a third party to acquire a majority of our outstanding voting stock, even if doing so would be beneficial to our stockholders.

Section 203 of the Delaware General Corporation Law

     We are a Delaware corporation and subject to Section 203 of the Delaware General Corporation Law. Generally, Section 203 prohibits a publicly held Delaware corporation from engaging in a business combination with an interested stockholder for a period of three years after the time a stockholder became an interested stockholder unless various conditions are satisfied, which are described below. Thus, it may make an acquisition of or change in control of us more difficult. The prohibitions in Section 203 do not apply if the following occur:

     - before the time the stockholder became an interested stockholder, our board of directors approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;

     - upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of our voting stock outstanding at the time the transaction commenced; or

     - at or subsequent to the time the stockholder became an interested stockholder, the business combination is approved by our board of directors and authorized by the affirmative vote of at least 66 2/3% of the outstanding voting stock that is not owned by the interested stockholder.

Under Section 203, a business combination includes the following:

     - any merger or consolidation of us with the interested stockholder;

     - any sale, lease, exchange or other disposition, except proportionately as one of our stockholders, to or with the interested stockholder of our assets having an aggregate market value equal to 10% or more of either the aggregate market value of all of our assets or the aggregate market value of all of our outstanding stock;

     - certain transactions resulting in the issuance or transfer by us of our stock to the interested stockholder;

     - various transactions involving us which have the effect of increasing the proportionate share of any class or series of our stock which is owned by the interested stockholder; and

     - various transactions in which the interested stockholder receives financial benefits provided by us.

Under Section 203, an interested stockholder generally is one of the following:

     - any person who owns 15% or more of our outstanding voting stock;

     - any person who is an affiliate or associate of us and was the owner of 15% or more of our outstanding voting stock at any time within the three-year period prior to the date on which it is sought to be determined whether that person is an interested stockholder; or

     - the affiliates or associates of that person.

     Because Infologix and Thayer will each, individually or through their affiliates, own more than 15% of our voting stock before we become a public company and upon completion of the offering, Section 203 by its terms is currently not applicable to business combinations with them even though they owns 15% or more of our outstanding stock. If any other person acquires 15% or more of our outstanding stock in the future, that person will be subject to the provisions of Section 203.

Classified board of directors

     Our amended and restated bylaws provide for the board of directors to be divided into three classes of directors serving staggered three-year terms. As a result, approximately one-third of the board of directors will be elected each year. Our bylaws also provide that at least three of our directors will be "disinterested and independent directors." Holders of a majority of the outstanding shares of capital stock entitled to vote at an election of directors will be able to remove directors only for cause. This provision may be amended only by the affirmative vote of 80% of our directors or by a majority vote of our stockholders.

Advance Notice Requirements for Stockholder Proposals and Director Nominations

     Our amended and restated bylaws provide that stockholders seeking to bring business before an annual meeting of stockholders, or to nominate candidates for election as directors at an annual meeting of stockholders must provide timely notice thereof in writing. To be timely, a stockholder's notice must be delivered to or mailed and received at our principal executive offices, not less than 60 days nor more than 90 days prior to the scheduled date of the annual meeting, regardless of any postponement, deferral or adjournment of that meeting. However, if less than 70 days' notice or prior public disclosure of the date of the annual meeting is given or made to stockholders, a stockholder's notice will be timely if delivered or mailed and received not later than the close of business on the tenth day following the earlier of the day on which the notice of the date of the meeting was mailed or the day on which the public disclosure was made. Our amended and restated bylaws also specify certain requirements as to the form and content of a stockholder's notice. These provisions may prevent stockholders from bringing matters before an annual meeting of stockholders or from making nominations for directors at an annual meeting of stockholders.

Limitations on Changes of Control of Concours

     The provisions of our amended and restated certificate of incorporation and amended and restated bylaws described above, as well as the provisions of
Section 203 could have the following effects:

     - delaying, deferring or preventing a change in control;

     - delaying, deferring or preventing the removal of existing management;

     - deterring potential acquirors from making an offer to our stockholders;
       or

     - limiting any opportunity for our stockholders to realize premiums over prevailing market prices of our common stock in connection with offers by potential acquirors.

     Any of the above could occur, notwithstanding that a majority of our stockholders might benefit from such a change in control or offer.

LISTING

     Our common stock has been approved for quotation on the Nasdaq National Market under the symbol "CCGP".

TRANSFER AGENT

     Our transfer agent and registrar for our common stock is American Stock Transfer & Trust Company. Their telephone number is (212) 936-5100.

                        SHARES ELIGIBLE FOR FUTURE SALE

     Upon the completion of the offering, 11,727,388 shares of common stock will be outstanding, or 12,102,388 shares of common stock if the underwriters' over-allotment option is exercised in full. Of those shares of common stock, 2,500,000 shares, or 2,875,000 shares if the over-allotment option is exercised, sold by us in this offering will be freely tradeable without restriction or further registration under the Securities Act, unless held by an affiliate of ours, as defined under the Securities Act. Any such affiliate will be subject to the resale limitations of Rule 144 adopted under the Securities Act.


     The remaining 9,277,388 shares of common stock outstanding at June 30, 2000 on a pro forma basis, including 50,000 warrants to purchase our common stock, constitute restricted securities for purposes of Rule 144. Restricted securities may not be resold except in compliance with the registration requirements of the Securities Act or pursuant to an exemption therefrom, including the exemption provided by Rule 144. Some holders of these shares have rights to have their shares registered under the Securities Act in the future, but may not exercise such registration rights, and have agreed along with us that they will not sell, transfer or otherwise dispose of any of their shares, for 180 days following the completion of this offering.


     In general, under Rule 144, a person who is deemed to be an affiliate of ours is entitled to sell within any three-month period a number of shares beneficially owned for at least one year that does not exceed the greater of 1.0% of the then outstanding shares of common stock or the average weekly trading volume of the outstanding shares of common stock during the four calendar weeks preceding such sale. Sales under Rule 144 are also subject to certain requirements as to the manner of sale, notice and the availability of current public information about us. However, a person who is not deemed to be an affiliate of ours at any time during the 90 days preceding a proposed sale and who has beneficially owned restricted securities for at least two years is entitled to sell such shares under Rule 144 without regard to the volume, manner of sale or notice requirements.

     We, together with each of our executive officers and directors and some of our existing stockholders who, collectively, upon completion of the offering, will own an aggregate of 885,407 shares of common stock, have agreed not to sell, pledge, or otherwise dispose of any shares of common stock or securities convertible into or exercisable for shares of common stock for a period of 180 days following the date of this prospectus without the prior written consent of Salomon Smith Barney as representative for the underwriters.

     We have reserved an aggregate of 4,440,857 shares of common stock for issuance upon exercise of options granted or to be granted under our various stock option plans and under separate board authorizations. See
"Management -- Our Stock Option Plans" and note 8 to our consolidated financial statements included elsewhere in this prospectus. We intend to file a registration statement on Form S-8 under the Securities Act to register all of the shares of common stock reserved for issuance under these plans. This registration statement is expected to be filed as soon as practicable after the consummation of the offering and will automatically become effective upon filing. Shares issued under our stock option plans after such registration statement is filed may thereafter be sold in the public market, subject, however, to the limitations imposed by Rule 144 on affiliates of ours, the lock-up agreements described above and any transfer or vesting restrictions imposed on options at the time of grant.

     An increase in the number of shares of common shares that may come available for sale in the public market may adversely affect the market price prevailing from time to time of the common stock in the public market and could impair our ability to raise additional capital through the sale of our equity securities.

                       MATERIAL UNITED STATES FEDERAL TAX
                       CONSIDERATIONS FOR FOREIGN HOLDERS

GENERAL

     In the opinion of Jenkens & Gilchrist, A Professional Corporation, the following are material United States federal income and estate tax considerations that are generally applicable to foreign holders of our common stock as of the date of this prospectus. A "foreign holder" is a person or entity who or which is not:

     - an individual U.S. citizen or resident alien;

     - a domestic corporation, or other entity taxable as a corporation created or organized under U.S. state or federal law;

     - an estate whose income is includable in gross income for U.S. purposes regardless of its source; or

     - a trust if a court within the United States is able to exercise primary supervision over the administration of the trust and at least one U.S. person has authority to control all substantial decisions of the trust.

     This opinion only applies to you only if you hold our common stock as a capital asset for tax purposes. In addition, this opinion does not address all of the United States federal tax consequences that may be relevant to you in light of your particular circumstances including, but not limited to if you are a member of a class of holders subject to special rules, such as:

     - a partner in a partnership holding our common stock;

     - a dealer in securities or currencies;

     - a trader in securities that elects to use a mark-to-market method of accounting for your securities holdings;

     - a bank;

     - a life insurance company;

     - a tax-exempt organization;

     - a person that holds our common stock as part of a straddle or a hedging, integrated, constructive sale or conversion transaction for tax purposes;

     - a person whose functional currency for tax purposes is not the U.S.
       dollar;

     - a person liable for alternative minimum tax; or

     - a person that owns, or is treated as owning, 5% or more of our common stock.

     The explanation of material United States federal tax laws set out below is based on the Internal Revenue Code of 1986, as amended, existing and proposed regulations, IRS rulings and pronouncements, reports of congressional committees, judicial decisions and current administrative rulings and practice, all as of the date of this document, and which are subject to change. Any such change could be retroactive and change the United States federal tax consequences discussed below. No advance ruling from the Internal Revenue Service with respect to these matters has been requested. Accordingly, it is possible that the United States federal tax consequences may differ from those described below. No foreign law nor United States state or local tax considerations are discussed.

     ALL FOREIGN HOLDERS ARE URGED TO CONSULT THEIR PROFESSIONAL TAX ADVISORS REGARDING THE SPECIFIC TAX CONSEQUENCES APPLICABLE, INCLUDING APPLICABILITY OF UNITED STATES FEDERAL INCOME TAX LAW, STATE AND LOCAL TAX LAWS, THE TAX LAWS OF ANY OTHER JURISDICTION TO WHICH THEY MAY BE SUBJECT; POSSIBLE FUTURE CHANGES IN UNITED STATES FEDERAL INCOME TAX LAWS; AND ANY PENDING OR PROPOSED LEGISLATION.

Dividends

     You generally will be subject to withholding of U.S. federal income tax at a rate of 30% or such lower rate as may be specified by an applicable income tax treaty in connection with dividends paid on our common stock unless the dividends are effectively connected with your conduct of a trade or business in the United States and, if required by an income tax treaty, such dividends are attributable to a permanent establishment.

     If the dividends are effectively connected or are attributable to permanent establishment, you generally will be subject to U.S. federal income tax at ordinary U.S. federal income tax rates on a net income basis. In addition, any effectively connected dividends received by a non-U.S. corporation may also, under certain circumstances, be subject to an additional "branch profits tax" at a rate of 30% or such lower rate as may be specified by an applicable income tax treaty.

     If you are eligible for a reduced rate of withholding pursuant to an applicable income tax treaty, you may be required to submit documentation to avail yourself of that treaty and may be able to obtain a refund of any excess amounts withheld by us by filing an appropriate claim for refund with the Internal Revenue Service.

Sale or Other Disposition of Common Stock

     You will not be subject to U.S. federal income tax on any gain recognized in connection with the sale or other disposition of our common stock unless:

     - your gain is effectively connected with a trade or business that you conduct in the United States and, if required by an income tax treaty, such gain is attributable to a permanent establishment;

     - you are an individual and are present in the United States for at least 183 days in the taxable year of the sale or other disposition, and certain other conditions are met;

     - you are an expatriate subject to the provisions of U.S. federal income tax law applicable to certain United States expatriates, or

     - Concours is or has been a United States real property holding corporation for U.S. federal income tax purposes at any time during the shorter of:

      - the 5-year period preceding such sale or disposition or

      - the period that you held our common stock.

We do not believe that we were, are, nor do we expect to become, a United States real property holding corporation.

     Effectively connected gains realized by a non-U.S. corporation may also, under certain circumstances, be subject to an additional branch profits tax at a rate of 30% or such lower rate as may be specified by an applicable income tax treaty.

INFORMATION REPORTING AND BACKUP WITHHOLDING

Dividends

     - United States backup withholding tax generally will not apply to dividends paid to a foreign holder at an address outside the United States unless we or our paying agent knows that the payee is not a foreign holder.

     - Under applicable Treasury regulations, we are required to report annually to the Internal Revenue Service and to each foreign holder the amount of dividends paid to such foreign holder and the amount of tax withheld with respect to such dividends. This information may be made available to the tax authorities in the foreign holder's country or residence under the provisions of an applicable income tax treaty or agreement.

Sale Through a U.S. Office of a Broker

     The payment of proceeds in connection with the sale or other disposition of our common stock to or through a United States office of a broker generally will be subject to information reporting and backup withholding at a rate of 31% unless the foreign holder either certifies its status as a foreign holder under penalties of perjury or otherwise establishes an exemption from backup withholding.

Sale Through a Foreign Office of a Broker

     The payment of proceeds in connection with the sale or other disposition of our common stock to or through a foreign office of a United States broker or foreign broker with certain types of relationships with the United States is not subject to backup withholding. The broker is, however, required to report the sale to the Internal Revenue Service unless it has documentary evidence in its files that the seller is a foreign holder and certain other conditions are satisfied, or the holder otherwise establishes an exemption.

Backup Withholding is not an Additional Tax

     Generally speaking, a foreign holder may take a credit against its U.S. federal income tax liability for amounts withheld under the backup withholding rules and it may obtain a refund of any excess amounts withheld under such rules by filing the appropriate claim for refund with the Internal Revenue Service.

New Treasury Regulations

     Final United States Treasury regulations, effective for payments made after December 31, 2000, may affect the procedures to be followed by a foreign holder in establishing its foreign status for purposes of the rules applicable to withholding, backup withholding and information reporting. Foreign holders should consult their tax advisors concerning such Treasury regulations.

UNITED STATES FEDERAL ESTATE TAX

     Common stock owned or treated as owned by an individual who is not a citizen or resident as specifically defined for U.S. federal estate tax purposes, of the United States at the time of death, will be included in such individual's gross estate for U.S. federal estate tax purposes, unless an applicable estate treaty provides otherwise.

                                  UNDERWRITING

     Subject to the terms and conditions stated in the underwriting agreement
dated           , 2000, each underwriter named below has severally agreed to purchase and we have agreed to sell to each underwriter, the number of shares set forth below opposite their respective names.

                                                                NUMBER
NAME                                                           OF SHARES
----                                                           ---------
Salomon Smith Barney Inc. ..................................
U.S. Bancorp Piper Jaffray Inc. ............................
William Blair & Company, L.L.C..............................
                                                               ---------
          Total.............................................
                                                               =========

     The underwriting agreement provides that the obligations of the several underwriters to purchase the shares included in this offering are subject to approval of various legal matters by counsel and to various other conditions. The underwriters are obligated to purchase all the shares, other than those covered by the over-allotment option described below, if they purchase any of the shares.

     The underwriters, for whom Salomon Smith Barney Inc., U.S. Bancorp Piper Jaffray Inc. and William Blair & Company, L.L.C. are acting as representatives, propose to offer some of the shares directly to the public at the public offering price set forth on the cover page of the prospectus and some of the shares to various dealers at the public offering price less a concession not in
excess of $     per share. The underwriters may allow, and those dealers may
reallow, a concession not in excess of $     per share on sales to certain other
dealers. If all of the shares are not sold at the initial offering price, the representatives may change the public offering price and the other selling terms. The representatives have advised us that the underwriters do not intend to confirm any sales to any accounts over which they exercise discretionary authority.

     We have granted to the underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase up to 375,000 additional shares of common stock at the public offering price less the underwriting discount. The underwriters may exercise this option solely for the purpose of covering over-allotments, if any, in connection with this offering. To the extent this option is exercised, each underwriter will be obligated, subject to various conditions, to purchase a number of additional shares approximately proportionate to each underwriter's initial purchase commitment.

     We, our officers and directors and all of our other stockholders have agreed, that, for a period of 180 days from the date of this prospectus, they will not, without the prior written consent of Salomon Smith Barney Inc., dispose of or hedge any shares of our common stock or any securities convertible into or exchangeable for our common stock. Salomon Smith Barney Inc. in its sole discretion may release any of the securities subject to these lock-up agreements at any time without notice.

     At our request, the underwriters have reserved up to five percent of the shares of common stock for sale, at the initial public offering price, to our employees and friends through a directed share program. The number of shares of common stock available for sale to the general public in the public offering will be reduced to the extent these persons purchase those directed shares. Any directed shares which are not so purchased will be offered by the underwriters to the general public on the same basis as the other shares offered by this prospectus. We have agreed to indemnify the underwriters against certain liabilities and expenses, including liabilities under the Securities Act of 1933, in connection with sales of the directed shares.

     Before this offering, there was no public market for our common stock. Consequently, the initial public offering price for the shares will be determined by negotiations between us and the representatives. Among the factors to be considered in determining the initial public offering price are our record of operations, current financial condition, future prospects, our markets, the economic conditions in and future prospects for the industry in which we compete, our management, and currently prevailing general conditions in the equity securities markets, including current market valuations of publicly traded companies considered comparable to us. We cannot assure you, however, that the prices at which the shares will sell in the public market after this offering will not be lower than the price at which they are sold by the underwriters or that an active trading market in our common stock will develop and continue after this offering.

     Our common stock has been approved for quotation on the Nasdaq National Market under the symbol "CCGP".

     The following table shows the underwriting discounts and commissions to be paid to the underwriters by us in connection with this offering. These amounts are shown assuming both no exercise and full exercise of the underwriters' option to purchase additional shares of common stock.

                                                                  NO
                                                               EXERCISE    FULL EXERCISE
                                                              ----------   -------------
Per Share...................................................  $             $
          Total.............................................  $             $

     In connection with the offering, Salomon Smith Barney Inc., on behalf of the underwriters, may purchase and sell shares of common stock in the open market. These transactions may include short sales, syndicate covering transactions and stabilizing transactions. Short sales involve syndicate sales of common stock in excess of the number of shares to be purchased by the underwriters in the offering, which creates a syndicate short position. "Covered" short sales are sales of shares made in an amount up to the number of shares represented by the underwriters' over-allotment option. Transactions to close out the covered syndicate short involve either purchases of the common stock in the open market after the distribution has been completed or the exercise of the over-allotment option. The underwriters may also make "naked" short sales of shares in excess of the over-allotment option. The underwriters must close out any naked short position by purchasing shares of common stock in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of bids for or purchases of shares in the open market while the offering is in progress.

     The underwriters may also impose a penalty bid. Penalty bids permit the underwriters to reclaim a selling concession from a syndicate member when Salomon Smith Barney Inc., in covering syndicate short positions or making stabilizing purchases, repurchases shares originally sold by that syndicate member.

     Any of these activities may have the effect of preventing or retarding a decline in the market price of the common stock. They may also cause the price of the common stock to be higher than the price that would otherwise exist in the open market in the absence of these transactions. The underwriters may conduct these transactions on the Nasdaq National Market or in the over-the-counter market, or otherwise. If the underwriters commence any of these transactions, they may discontinue them at any time.

     A prospectus in electronic format may be made available on the Web site maintained by one or more of the underwriters. The underwriters may agree to allocate a number of shares to underwriters for sale to their online brokerage account holders. The representatives will allocate shares to underwriters that may make Internet distributions on the same basis as other allocations.

     Most of the shares to be sold in this offering will be sold to U.S. purchasers, but a limited number of shares may be sold to non-U.S. purchasers.

     If and to the extent that any shares are offered or sold in the United Kingdom, each representative agrees that it:

     - will not offer or sell any shares to persons in the United Kingdom except to persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments, whether as principal or agent, for the purposes of their businesses or in other circumstances which do not constitute an offer to the public in the United Kingdom under the Public Offers of Securities Regulation 1995;

     - will comply with all applicable provisions of these regulations and of the Financial Services Act 1986 with respect to anything done by it in relation to the shares of common stock offered hereby in, from or otherwise involving the United Kingdom; and

     - will only issue or pass on in the United Kingdom any document received by it in connection with the issue of these shares if that person is of a kind described in Article 11(3) of the Financial Services Act 1986 (Investment Advertisements) (Exemptions) Order 1996 (as amended) or is a person to whom any document may otherwise lawfully be issued or passed on.


     We estimate that the total expenses of this offering, excluding the underwriting discount and commissions, will be $2,310,500.


     We have agreed to indemnify the underwriters against various liabilities, including liabilities under the Securities Act of 1933, or to contribute to payments the underwriters may be required to make in respect of any of those liabilities.


     The underwriters may, from time to time, engage in transactions with and perform services for us in the ordinary course of their business.


                                 LEGAL MATTERS

     The validity of the shares of our common stock offered hereby will be passed upon for us by Jenkens & Gilchrist, A Professional Corporation, Houston, Texas, and for the underwriters by Cravath, Swaine & Moore, New York, New York.

                                    EXPERTS

     The consolidated financial statements of The Concours Group, Inc. and Cepro AB included elsewhere in this prospectus to the extent and for the periods indicated in their reports have been audited by Arthur Andersen LLP, independent public accountants, and are included herein in reliance upon the authority of said firm as experts in giving said reports.

                   WHERE YOU CAN FIND ADDITIONAL INFORMATION

     We have filed a registration statement on Form S-1 with the SEC under the Securities Act concerning the common stock offered by this prospectus. This prospectus, which is part of the registration statement, omits certain information, exhibits, schedules and undertakings contained in the registration statement. For further information pertaining to us and our common stock, we refer you to our registration statement and its exhibits and schedules. Statements contained in this prospectus as to the contents or provisions of any documents referred to in this prospectus are not necessarily complete, and in each instance where a copy of the document has been filed as an exhibit to the registration statement, we refer you to the exhibit for a more complete description of the matters involved.

     You may read and copy all or any portion of the registration statement without charge at the office of the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549. Copies of the registration statement may be obtained from the SEC at prescribed rates from the Public Reference Section of the SEC at the above address and at the SEC's regional offices located at 7 World Trade Center, 13th Floor, New York, New York 10048, and at Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. In addition, registration statements and certain other filings made with the SEC electronically are publicly available through the SEC's website at http://www.sec.gov. The registration statement, including all exhibits and amendments to the registration statement, has been filed electronically with the SEC.

     As a result of the offering, we will become subject to the information and reporting requirements of the Securities Exchange Act of 1934, as amended, and, in accordance therewith, will file periodic reports, proxy statements and other information with the SEC.

     We intend to furnish our stockholders with annual reports containing audited consolidated financial statements and make available quarterly reports for the first three quarters of each year containing unaudited interim consolidated financial information.

                            THE CONCOURS GROUP, INC.


                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS


The Concours Group, Inc. --
  Report of Independent Public Accountants..................   F-2
  Consolidated Balance Sheets...............................   F-3
  Consolidated Statements of Operations and Comprehensive
     Loss...................................................   F-4
  Consolidated Statements of Stockholders' Equity (Deficit)
     and Mandatorily Redeemable Preferred Stock.............   F-5
  Consolidated Statements of Cash Flows.....................   F-7
  Notes to Consolidated Financial Statements................   F-8
Cepro AB --
  Report of Independent Public Accountants..................  F-23
  Consolidated Income Statements............................  F-24
  Consolidated Balance Sheets...............................  F-25
  Consolidated Statements of Cash Flows.....................  F-26
  Consolidated Statements of Changes in Stockholders'
     Equity.................................................  F-27
  Notes to Consolidated Financial Statements................  F-28

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Board of Directors of
The Concours Group, Inc.:

     We have audited the accompanying consolidated balance sheets of The Concours Group, Inc., and subsidiaries as of December 31, 1998 and 1999, and the related consolidated statements of operations and comprehensive loss, stockholders' equity (deficit) and mandatorily redeemable preferred stock and cash flows for the period from inception (January 22, 1997) through December 31, 1997, and for the years ended December 31, 1998 and 1999. These consolidated financial statements are the responsibility of Concours' management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

     We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of The Concours Group, Inc., and subsidiaries as of December 31, 1998 and 1999, and the consolidated results of their operations and cash flows for the period from inception (January 22, 1997) through December 31, 1997, and for the years ended December 31, 1998 and 1999, in conformity with accounting principles generally accepted in the United States.

ARTHUR ANDERSEN LLP

Houston, Texas
March 1, 2000

                            THE CONCOURS GROUP, INC.

                          CONSOLIDATED BALANCE SHEETS

                                     ASSETS


                                                                    DECEMBER 31,
                                                             --------------------------     JUNE 30,
                                                                1998           1999           2000
                                                             -----------   ------------   ------------
                                                                                          (UNAUDITED)
Current assets:
  Cash and cash equivalents................................  $ 1,056,169   $    705,169   $ 14,288,812
  Accounts receivable, net of allowance for doubtful
    accounts of $106,525, $33,182 and $131,897,
    respectively...........................................    3,592,123      6,475,455      9,655,975
  Prepaid expenses and other...............................      494,095        720,480      2,019,114
                                                             -----------   ------------   ------------
         Total current assets..............................    5,142,387      7,901,104     25,963,901
Property and equipment, net of accumulated depreciation of
  $246,861, $563,693 and $795,341, respectively............      629,681        713,178      1,136,763
Intangible assets, net.....................................           --        164,062     11,375,962
Other assets...............................................       31,594         69,284      1,396,954
                                                             -----------   ------------   ------------
         Total assets......................................  $ 5,803,662   $  8,847,628   $ 39,873,580
                                                             ===========   ============   ============

                                 LIABILITIES AND STOCKHOLDERS' EQUITY

Current liabilities:
  Accounts payable.........................................  $   952,425   $  2,034,600   $    961,494
  Accrued liabilities......................................      672,301      2,518,418      4,861,027
  Line of credit...........................................           --      1,000,000             --
  Deferred revenue.........................................    5,550,856      7,481,924      6,675,914
                                                             -----------   ------------   ------------
         Total current liabilities.........................    7,175,582     13,034,942     12,498,435
Convertible debt...........................................           --      4,000,000             --
                                                             -----------   ------------   ------------
         Total liabilities.................................    7,175,582     17,034,942     12,498,435
                                                             -----------   ------------   ------------
Mandatorily redeemable preferred stock, $ 0.01 par value,
  5,000,000 shares authorized, 3,356,784 shares issued and
  outstanding; aggregate liquidation preference of
  $19,290,000..............................................           --             --     17,313,083
                                                             -----------   ------------   ------------
Commitments and contingencies
Stockholders' equity (deficit):
  Preferred stock, $ 0.01 par value, 5,000,000 shares
    authorized, 1,810,000 shares issued and outstanding;
    aggregate liquidation preference of $4,290,000.........       18,100         18,100             --
  Common stock, $ 0.01 par value, 50,000,000 shares
    authorized, 3,355,929, 3,385,929 and 6,185,354 shares
    issued, respectively...................................       33,559         33,859         61,853
  Additional paid-in capital...............................    6,281,618      7,070,578     35,211,840
  Notes receivable from employees..........................     (206,250)            --             --
  Deferred compensation....................................     (575,859)      (782,357)    (6,493,731)
  Treasury stock, at cost, 222,250, 272,250 and 314,750
    shares, respectively...................................     (312,563)      (462,563)      (674,638)
  Accumulated other comprehensive income (loss)............       28,398        (33,375)      (120,414)
  Retained earnings (deficit)..............................   (6,638,923)   (14,031,556)   (17,922,848)
                                                             -----------   ------------   ------------
         Total stockholders' equity (deficit)..............   (1,371,920)    (8,187,314)    10,062,062
                                                             -----------   ------------   ------------
         Total liabilities and stockholders' equity
           (deficit).......................................  $ 5,803,662   $  8,847,628   $ 39,873,580
                                                             ===========   ============   ============


  The accompanying notes are an integral part of these consolidated financial statements.

                            THE CONCOURS GROUP, INC.

          CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

                                          PERIOD FROM
                                           INCEPTION               YEARS ENDED             THREE MONTHS ENDED
                                       (JANUARY 22, 1997)         DECEMBER 31,                  JUNE 30,
                                            THROUGH         -------------------------   -------------------------
                                       DECEMBER 31, 1997       1998          1999          1999          2000
                                       ------------------   -----------   -----------   -----------   -----------
                                                                                               (UNAUDITED)
Revenue:
  Consulting.........................     $ 4,877,641       $ 8,528,990   $15,737,811   $ 3,777,103   $10,882,598
  Continuous service and other.......       3,934,352         7,422,401    10,342,584     2,593,657     2,968,015
                                          -----------       -----------   -----------   -----------   -----------
        Total revenue................       8,811,993        15,951,391    26,080,395     6,370,760    13,850,613
Costs and expenses:
  Consulting (exclusive of
    stock-based compensation of $--,
    $19,338, $97,829, $33,346,
    $167,689, $58,696 and $204,482,
    respectively)....................       2,791,042         6,768,927    11,487,450     2,718,523     6,016,183
  Continuous service and other
    (exclusive of stock-based
    compensation of $--, $1,081,
    $4,473, $225, $7,406, $550, and
    $9,244, respectively)............       2,984,050         6,227,271     8,245,391     2,208,365     2,570,254
                                          -----------       -----------   -----------   -----------   -----------
        Gross margin.................       3,036,901         2,955,193     6,347,554     1,443,872     5,264,176
  Sales and marketing (exclusive of
    stock-based compensation of $--,
    $--, $--, $--, $29,240, $-- and
    $29,240, respectively)...........       2,377,399         3,963,623     6,875,831     1,612,788     2,121,554
  General and administrative
    (exclusive of stock-based
    compensation of $--, $17,972,
    $79,720, $11,934, $213,970,
    $31,764 and $476,512,
    respectively)....................       1,681,332         4,691,966     6,201,399     1,509,418     2,652,835
  Amortization of intangibles........              --                --        10,937            --       792,075
  Stock-based compensation...........              --            38,391       182,022        45,505       418,305
                                          -----------       -----------   -----------   -----------   -----------
        Operating loss...............      (1,021,830)       (5,738,787)   (6,922,635)   (1,723,839)     (720,593)
Interest income......................          48,049            74,052         1,480            13       229,438
Interest expense.....................              --               407       255,426        36,740         1,275
                                          -----------       -----------   -----------   -----------   -----------
Net loss before provision for income
  taxes..............................        (973,781)       (5,665,142)   (7,176,581)   (1,760,566)     (492,430)
Income taxes.........................              --                --            --            --        97,259
                                          -----------       -----------   -----------   -----------   -----------
        Net loss.....................        (973,781)       (5,665,142)   (7,176,581)   (1,760,566)     (589,689)
Preferred stock accretion............              --                --            --            --        99,008
                                          -----------       -----------   -----------   -----------   -----------
Net loss attributable to common
  stockholders.......................        (973,781)       (5,665,142)   (7,176,581)   (1,760,566)     (688,697)
Comprehensive income (loss), foreign
  currency translation adjustment....              --            28,398       (61,773)      347,236       (70,098)
                                          -----------       -----------   -----------   -----------   -----------
Comprehensive loss...................     $  (973,781)      $(5,636,744)  $(7,238,354)  $(1,413,330)  $  (758,795)
                                          ===========       ===========   ===========   ===========   ===========
Net loss per share attributable to
  common stockholders, basic and
  diluted............................     $     (0.43)      $     (1.73)  $     (2.32)  $     (0.57)  $     (0.12)
                                          ===========       ===========   ===========   ===========   ===========
Shares used in computing basic and
  diluted net loss per share
  attributable to common
  stockholders.......................       2,270,630         3,279,447     3,088,248     3,084,544     5,633,461
                                          ===========       ===========   ===========   ===========   ===========


                                           SIX MONTHS ENDED
                                               JUNE 30,
                                       -------------------------
                                          1999          2000
                                       -----------   -----------
                                              (UNAUDITED)
Revenue:
  Consulting.........................  $ 6,704,658   $18,275,123
  Continuous service and other.......    4,839,760     5,769,455
                                       -----------   -----------
        Total revenue................   11,544,418    24,044,578
Costs and expenses:
  Consulting (exclusive of
    stock-based compensation of $--,
    $19,338, $97,829, $33,346,
    $167,689, $58,696 and $204,482,
    respectively)....................    5,384,708    10,291,807
  Continuous service and other
    (exclusive of stock-based
    compensation of $--, $1,081,
    $4,473, $225, $7,406, $550, and
    $9,244, respectively)............    3,997,725     4,678,259
                                       -----------   -----------
        Gross margin.................    2,161,985     9,074,512
  Sales and marketing (exclusive of
    stock-based compensation of $--,
    $--, $--, $--, $29,240, $-- and
    $29,240, respectively)...........    3,414,438     4,089,909
  General and administrative
    (exclusive of stock-based
    compensation of $--, $17,972,
    $79,720, $11,934, $213,970,
    $31,764 and $476,512,
    respectively)....................    2,898,737     4,516,640
  Amortization of intangibles........           --     1,067,799
  Stock-based compensation...........       91,010       719,478
                                       -----------   -----------
        Operating loss...............   (4,242,200)   (1,319,314)
Interest income......................        1,452       287,035
Interest expense.....................       51,958     2,459,318
                                       -----------   -----------
Net loss before provision for income
  taxes..............................   (4,292,706)   (3,491,597)
Income taxes.........................           --       144,135
                                       -----------   -----------
        Net loss.....................   (4,292,706)   (3,635,732)
Preferred stock accretion............           --       127,412
                                       -----------   -----------
Net loss attributable to common
  stockholders.......................   (4,292,706)   (3,763,144)
Comprehensive income (loss), foreign
  currency translation adjustment....      136,559       (87,039)
                                       -----------   -----------
Comprehensive loss...................  $(4,156,147)  $(3,850,183)
                                       ===========   ===========
Net loss per share attributable to
  common stockholders, basic and
  diluted............................  $     (1.39)  $     (0.74)
                                       ===========   ===========
Shares used in computing basic and
  diluted net loss per share
  attributable to common
  stockholders.......................    3,085,219     5,065,273
                                       ===========   ===========


  The accompanying notes are an integral part of these consolidated financial statements.

                            THE CONCOURS GROUP, INC.

         CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY (DEFICIT) AND
                     MANDATORILY REDEEMABLE PREFERRED STOCK

                                                                              STOCKHOLDERS' EQUITY (DEFICIT)
                                      MANDATORILY         ----------------------------------------------------------------------
                                 REDEEMABLE PREFERRED     SERIES A CONVERTIBLE                                          NOTES
                                         STOCK               PREFERRED STOCK         COMMON STOCK       ADDITIONAL    RECEIVABLE
                                -----------------------   ---------------------   -------------------     PAID-IN        FROM
                                 SHARES       AMOUNT        SHARES      AMOUNT     SHARES     AMOUNT      CAPITAL     EMPLOYEES
                                ---------   -----------   ----------   --------   ---------   -------   -----------   ----------
BALANCE, INCEPTION (JANUARY
 22, 1997)....................         --   $        --           --   $     --          --   $   --    $        --   $      --
 Issuance of preferred stock,
   net of issuance costs of
   $210,000...................         --            --    1,500,000     15,000          --       --      1,275,000          --
 Issuance of common stock.....         --            --           --         --   2,773,429   27,734         19,800          --
 Net loss.....................         --            --           --         --          --       --             --          --
                                ---------   -----------   ----------   --------   ---------   -------   -----------   ---------
BALANCE, DECEMBER 31, 1997....         --            --    1,500,000     15,000   2,773,429   27,734      1,294,800          --
 Issuance of preferred
   stock......................         --            --      310,000      3,100          --       --      2,786,900          --
 Issuance of common stock.....         --            --           --         --     240,000    2,400      1,197,600          --
 Issuance of common stock to
   employees for notes
   receivable and cash........         --            --           --         --     342,500    3,425        388,068    (390,000)
 Purchase of 72,250 shares of
   common stock with cash for
   treasury...................         --            --           --         --          --       --             --          --
 Receipt of 150,000 shares of
   common stock for
   treasury...................         --            --           --         --          --       --             --     150,000
 Collection of note receivable
   from employee..............         --            --           --         --          --       --             --      33,750
 Foreign currency translation
   adjustment.................         --            --           --         --          --       --             --          --
 Deferred compensation related
   to grants of options to
   purchase common stock......         --            --           --         --          --       --        614,250          --
 Amortization of deferred
   compensation...............         --            --           --         --          --       --             --          --
 Net loss.....................         --            --           --         --          --       --             --          --
                                ---------   -----------   ----------   --------   ---------   -------   -----------   ---------
BALANCE, DECEMBER 31, 1998....         --            --    1,810,000     18,100   3,355,929   33,559      6,281,618    (206,250)
 Issuance of common stock upon
   exercise of stock
   options....................         --            --           --         --       5,000       50          9,638          --
 Purchase of 50,000 shares of
   common stock for
   treasury...................         --            --           --         --          --       --             --          --
 Collection of notes
   receivable from
   employees..................         --            --           --         --          --       --             --     206,250
 Stock dividend...............         --            --           --         --          --       --        216,052          --
 Issuance of common stock for
   acquisition of business....         --            --           --         --      25,000      250        174,750          --
 Foreign currency translation
   adjustment.................         --            --           --         --          --       --             --          --
 Deferred compensation related
   to grants of options to
   purchase common stock......         --            --           --         --          --       --        388,520          --
 Amortization of deferred
   compensation...............         --            --           --         --          --       --             --          --
 Net loss.....................         --            --           --         --          --       --             --          --
                                ---------   -----------   ----------   --------   ---------   -------   -----------   ---------
BALANCE, DECEMBER 31, 1999....         --            --    1,810,000     18,100   3,385,929   33,859      7,070,578          --

                                                   STOCKHOLDERS' EQUITY (DEFICIT)
                                ---------------------------------------------------------------------
                                                            ACCUMULATED
                                                               OTHER         RETAINED
                                  DEFERRED     TREASURY    COMPREHENSIVE     EARNINGS
                                COMPENSATION     STOCK     INCOME (LOSS)    (DEFICIT)        TOTAL
                                ------------   ---------   -------------   ------------   -----------
BALANCE, INCEPTION (JANUARY
 22, 1997)....................  $        --    $      --     $     --      $         --   $        --
 Issuance of preferred stock,
   net of issuance costs of
   $210,000...................           --           --           --                --     1,290,000
 Issuance of common stock.....           --           --           --                --        47,534
 Net loss.....................           --           --           --          (973,781)     (973,781)
                                -----------    ---------     --------      ------------   -----------
BALANCE, DECEMBER 31, 1997....           --           --           --          (973,781)      363,753
 Issuance of preferred
   stock......................           --           --           --                --     2,790,000
 Issuance of common stock.....           --           --           --                --     1,200,000
 Issuance of common stock to
   employees for notes
   receivable and cash........           --           --           --                --         1,493
 Purchase of 72,250 shares of
   common stock with cash for
   treasury...................           --     (162,563)          --                --      (162,563)
 Receipt of 150,000 shares of
   common stock for
   treasury...................           --     (150,000)          --                --            --
 Collection of note receivable
   from employee..............           --           --           --                --        33,750
 Foreign currency translation
   adjustment.................           --           --       28,398                --        28,398
 Deferred compensation related
   to grants of options to
   purchase common stock......     (614,250)          --           --                --            --
 Amortization of deferred
   compensation...............       38,391           --           --                --        38,391
 Net loss.....................           --           --           --        (5,665,142)   (5,665,142)
                                -----------    ---------     --------      ------------   -----------
BALANCE, DECEMBER 31, 1998....     (575,859)    (312,563)      28,398        (6,638,923)   (1,371,920)
 Issuance of common stock upon
   exercise of stock
   options....................           --           --           --                --         9,688
 Purchase of 50,000 shares of
   common stock for
   treasury...................           --     (150,000)          --                --      (150,000)
 Collection of notes
   receivable from
   employees..................           --           --           --                --       206,250
 Stock dividend...............           --           --           --          (216,052)           --
 Issuance of common stock for
   acquisition of business....           --           --           --                --       175,000
 Foreign currency translation
   adjustment.................           --           --      (61,773)               --       (61,773)
 Deferred compensation related
   to grants of options to
   purchase common stock......     (388,520)          --           --                --            --
 Amortization of deferred
   compensation...............      182,022           --           --                --       182,022
 Net loss.....................           --           --           --        (7,176,581)   (7,176,581)
                                -----------    ---------     --------      ------------   -----------
BALANCE, DECEMBER 31, 1999....     (782,357)    (462,563)     (33,375)      (14,031,556)   (8,187,314)

                            THE CONCOURS GROUP, INC.

         CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY (DEFICIT) AND
             MANDATORILY REDEEMABLE PREFERRED STOCK -- (CONTINUED)

                                                                              STOCKHOLDERS' EQUITY (DEFICIT)
                                      MANDATORILY         ----------------------------------------------------------------------
                                 REDEEMABLE PREFERRED     SERIES A CONVERTIBLE                                          NOTES
                                         STOCK               PREFERRED STOCK         COMMON STOCK       ADDITIONAL    RECEIVABLE
                                -----------------------   ---------------------   -------------------     PAID-IN        FROM
                                 SHARES       AMOUNT        SHARES      AMOUNT     SHARES     AMOUNT      CAPITAL     EMPLOYEES
                                ---------   -----------   ----------   --------   ---------   -------   -----------   ----------
 Issuance of common stock upon
   exercise of stock options
   (unaudited)................         --   $        --           --   $     --      23,000   $  230    $    48,563   $      --
 Issuance of common stock
   related to conversion of
   debt (unaudited)...........         --            --           --         --     805,425    8,054      6,434,471          --
 Issuance of common stock, net
   of issuance costs of
   $166,262 (unaudited).......         --            --           --         --     750,000    7,500      5,826,238          --
 Issuance of common stock for
   acquisition of business
   (unaudited)................         --            --           --         --   1,221,000   12,210     12,197,790          --
 Issuance of mandatorily
   redeemable preferred stock,
   net of issuance costs of
   $1,894,329, including
   90,000 options issued to a
   consultant (unaudited).....  1,546,784    13,105,671           --         --          --       --      1,137,100          --
 Conversion of Series A
   preferred stock to
   mandatorily redeemable
   preferred stock
   (unaudited)................  1,810,000     4,080,000   (1,810,000)   (18,100)         --       --     (4,061,900)         --
 Purchase of 42,500 shares of
   common stock for treasury
   (unaudited)................         --            --           --         --          --       --             --          --
 Stock dividend (unaudited)...         --            --           --         --          --       --        128,148          --
 Issuance of options to
   purchase common stock
   (unaudited)................         --            --           --         --          --       --        156,680          --
 Foreign currency translation
   adjustment (unaudited).....         --            --           --         --          --       --             --          --
 Deferred compensation related
   to grants of options to
   purchase common stock
   (unaudited)................         --            --           --         --          --       --      6,274,172          --
 Amortization of deferred
   compensation (unaudited)...         --            --           --         --          --       --             --          --
 Preferred stock accretion
   (unaudited)................         --       127,412           --         --          --       --             --          --
 Net loss (unaudited).........         --            --           --         --          --       --             --          --
                                ---------   -----------   ----------   --------   ---------   -------   -----------   ---------
BALANCE JUNE 30, 2000
 (UNAUDITED)..................  3,356,784   $17,313,083           --   $     --   6,185,354   $61,853   $35,211,840   $      --
                                =========   ===========   ==========   ========   =========   =======   ===========   =========

                                                   STOCKHOLDERS' EQUITY (DEFICIT)
                                ---------------------------------------------------------------------
                                                            ACCUMULATED
                                                               OTHER         RETAINED
                                  DEFERRED     TREASURY    COMPREHENSIVE     EARNINGS
                                COMPENSATION     STOCK     INCOME (LOSS)    (DEFICIT)        TOTAL
                                ------------   ---------   -------------   ------------   -----------
 Issuance of common stock upon
   exercise of stock options
   (unaudited)................  $        --    $      --     $      --     $         --   $    48,793
 Issuance of common stock
   related to conversion of
   debt (unaudited)...........           --           --            --               --     6,442,525
 Issuance of common stock, net
   of issuance costs of
   $166,262 (unaudited).......           --           --            --               --     5,833,738
 Issuance of common stock for
   acquisition of business
   (unaudited)................           --           --            --               --    12,210,000
 Issuance of mandatorily
   redeemable preferred stock,
   net of issuance costs of
   $1,894,329, including
   90,000 options issued to a
   consultant (unaudited).....           --           --            --               --     1,137,100
 Conversion of Series A
   preferred stock to
   mandatorily redeemable
   preferred stock
   (unaudited)................           --           --            --               --    (4,080,000)
 Purchase of 42,500 shares of
   common stock for treasury
   (unaudited)................           --     (212,075)           --               --      (212,075)
 Stock dividend (unaudited)...           --           --            --         (128,148)           --
 Issuance of options to
   purchase common stock
   (unaudited)................           --           --            --               --       156,680
 Foreign currency translation
   adjustment (unaudited).....           --           --       (87,039)              --       (87,039)
 Deferred compensation related
   to grants of options to
   purchase common stock
   (unaudited)................   (6,274,172)          --            --               --            --
 Amortization of deferred
   compensation (unaudited)...      562,798           --            --                        562,798
 Preferred stock accretion
   (unaudited)................           --           --            --         (127,412)     (127,412)
 Net loss (unaudited).........           --           --            --       (3,635,732)   (3,635,732)
                                -----------    ---------     ---------     ------------   -----------
BALANCE JUNE 30, 2000
 (UNAUDITED)..................  $(6,493,731)   $(674,638)    $(120,414)    $(17,922,848)  $10,062,062
                                ===========    =========     =========     ============   ===========


  The accompanying notes are an integral part of these consolidated financial statements.

                            THE CONCOURS GROUP, INC.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS


                                           PERIOD FROM
                                            INCEPTION
                                       (JANUARY 22, 1997)    YEARS ENDED DECEMBER 31,      SIX MONTHS ENDED JUNE 30,
                                             THROUGH         -------------------------   -----------------------------
                                        DECEMBER 31, 1997       1998          1999           1999            2000
                                       -------------------   -----------   -----------   ------------   --------------
                                                                                                  (UNAUDITED)
Cash flows from operating activities:
  Net loss...........................      $  (973,781)      $(5,665,142)  $(7,176,581)  $(4,292,706)    $(3,635,732)
  Adjustments to reconcile net loss
    to cash flows provided by (used
    in) operating activities --
    Depreciation and amortization....           60,571           191,706       327,768       145,539       1,299,447
    Loss on disposition of assets....               --             5,989            --            --              --
    Stock-based compensation.........               --            38,391       182,022        91,010         719,478
    Non-cash interest expense........               --                --            --            --       2,416,275
    Changes in operating assets and
      liabilities, net of businesses
      acquired --
      Accounts receivable, net.......       (2,080,274)       (1,511,849)   (2,838,150)      (90,328)     (2,056,582)
      Prepaid expenses and other.....         (204,291)         (289,804)     (217,005)     (302,120)     (1,145,293)
      Other assets...................               --           (31,594)      (37,690)       14,465      (1,326,027)
      Accounts payable...............          465,436           486,989     1,075,407     1,321,472      (1,452,842)
      Accrued liabilities............          326,859           345,442     1,797,020       113,931       1,706,822
      Deferred revenue...............        2,901,578         2,649,278     1,931,068      (412,260)       (919,582)
                                           -----------       -----------   -----------   -----------     -----------
         Net cash flows provided by
           (used in) operating
           activities................          496,098        (3,780,594)   (4,956,141)   (3,410,997)     (4,394,036)
                                           -----------       -----------   -----------   -----------     -----------
Cash flows from investing activities:
  Acquisition of businesses, net of
    cash acquired....................               --                --        (1,000)           --        (268,430)
  Purchase of property and
    equipment........................         (348,507)         (539,440)     (398,024)     (116,791)       (529,358)
                                           -----------       -----------   -----------   -----------     -----------
         Net cash flows used in
           investing activities......         (348,507)         (539,440)     (399,024)     (116,791)       (797,788)
                                           -----------       -----------   -----------   -----------     -----------
Cash flows from financing activities:
  Purchase of treasury stock.........               --          (162,563)     (150,000)     (150,000)       (212,075)
  Net proceeds from issuance of
    common and preferred stock.......        1,337,534         4,025,243       215,938       213,051      20,125,302
  Net proceeds from convertible
    debt.............................               --                --     4,000,000     2,000,000              --
  Net proceeds from (repayments of)
    line of credit...................               --                --     1,000,000       600,000      (1,050,721)
                                           -----------       -----------   -----------   -----------     -----------
         Net cash flows provided by
           financing activities......        1,337,534         3,862,680     5,065,938     2,663,051      18,862,506
                                           -----------       -----------   -----------   -----------     -----------
Effect of exchange rate changes on
  cash and cash equivalents..........               --            28,398       (61,773)      136,569         (87,039)
                                           -----------       -----------   -----------   -----------     -----------
Net increase (decrease) in cash and
  cash equivalents...................        1,485,125          (428,956)     (351,000)     (728,168)     13,583,643
Cash and cash equivalents, beginning
  of period..........................               --         1,485,125     1,056,169     1,056,169         705,169
                                           -----------       -----------   -----------   -----------     -----------
Cash and cash equivalents, end of
  period.............................      $ 1,485,125       $ 1,056,169   $   705,169   $   328,001     $14,288,812
                                           ===========       ===========   ===========   ===========     ===========
Supplemental data:
  Cash paid for interest.............      $        --       $       871   $   252,351   $    49,208     $    20,520


  The accompanying notes are an integral part of these consolidated financial statements.

                            THE CONCOURS GROUP, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                               DECEMBER 31, 1999

            (INCLUDING AMOUNTS RELATED TO UNAUDITED INTERIM PERIODS)

1. BUSINESS AND ORGANIZATION:

     The Concours Group, Inc. (Concours), delivers management and strategy consulting, research and executive education services which enable Concours' clients to improve their performance and competitiveness by capitalizing on the potential of business, technology and human assets. Concours' services are currently focused on advising Global 1000 and mid-size corporations in developing and deploying eBusiness strategies. Concours provides consulting services in the following areas: (a) eBusiness and business strategy, (b) eBusiness solution implementation planning and management, (c) information technology strategy, implementation planning and management and (d) custom executive education. Concours' services also include subscription-based multi-client and research programs. Founded in January 1997 as a Delaware corporation, Concours' offices in the United States include the corporate headquarters in Kingwood, Texas, and an office in Watertown, Massachusetts. In 1998 and 1999, Concours established its European infrastructure and has offices in London, Paris, Munich, Amsterdam and Gothenburg (Sweden).

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

  Consolidation

     The accompanying consolidated financial statements include the accounts of Concours and its wholly owned subsidiaries. All significant intercompany accounts and transactions have been eliminated.

  Unaudited Interim Financial Statements


     The accompanying consolidated balance sheet as of June 30, 2000, the consolidated statements of operations and comprehensive loss for the three and six months ended June 30, 1999 and 2000, the statements of cash flows for the six months ended June 30, 1999 and 2000, and the consolidated statement of stockholders' equity (deficit) and mandatorily redeemable preferred stock for the six months ended June 30, 2000, are unaudited but, in the opinion of management, include all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of results for the interim periods. Results for the three and six months ended June 30, 2000, are not necessarily indicative of the results that may be expected for the fiscal year ending December 31, 2000.


  Revenue Recognition

     A majority of revenue generated by Concours is consulting revenue, which is comprised of professional fees and reimbursable out-of-pocket expenses. Consulting engagements are priced on a time and materials basis. Revenue from such fees is recognized as services are provided. Continuous service revenue is comprised of subscription-based membership fees related to multi-client and research programs. Other revenue represents fees from client participation in individual research projects and from the sale of reports from completed research projects. Memberships in our various continuous service programs are sold as renewable, time-based subscriptions. Subscriptions generally are for one year, are non-refundable, may begin in any calendar month and entitle the subscribing member to participate in conferences, meetings and teleconferences for the duration of the subscription period. Subscription fees and most other revenue are recorded as deferred revenue when invoiced and are recognized ratably over the subscription period or, in the case of other revenue, ratably over the term of the related projects. Revenue derived from the sale of reports from completed research projects is recognized upon delivery of the reports.

                            THE CONCOURS GROUP, INC.

  Costs and Expenses of Consulting and Continuous Service and Other

     Costs and expenses of consulting and continuous service and other includes payroll expenses directly associated with generation of revenue, consulting fees, speaker fees, travel and entertainment expenses, conference facilities and program expenses. Costs of consulting and continuous service and other are expensed as incurred.

  Cash and Cash Equivalents


     Concours considers all short-term investments with an original maturity of three months or less to be cash equivalents. As of December 31, 1998 and 1999, and June 30, 2000, Concours had deposits in excess of federally insured limits.


  Prepaid Expenses and Other

     Prepaid expenses and other consists primarily of deposits for continuous service programs, including conference facilities, speakers, entertainment and promotion items, prepaid commissions and payments for brochures and agendas.

  Property and Equipment


     Property and equipment is carried at cost and depreciated on a straight-line basis over the estimated useful economic lives of the related assets. The estimated useful lives employed in computing depreciation are three years for computer equipment and software and office equipment and five years for furniture and fixtures. When property is retired or otherwise disposed of, the cost and accumulated depreciation are removed from the accounts and any resulting gain or loss is included in income. Maintenance and repairs are charged to expense when incurred. Depreciation expense for property and equipment for the period from inception (January 22, 1997) through December 31, 1997, for the years ended December 31, 1998 and 1999 and for the six months ended June 30, 1999 and 2000, was $60,571, $191,706, $316,831, $145,539 and
$231,648, respectively, and was included in general and administrative expenses in the accompanying statements of operations and comprehensive loss.


  Intangible Assets


     At December 31, 1999, the only component of intangible assets was a noncompete agreement with the former owner of an acquired company (see Note 9). The intangible asset is being amortized over the two-year life of the agreement. At June 30, 2000, intangible assets also include goodwill of $7,121,052 and workforce of $4,133,334 recorded in connection with the acquisition of Cepro AB (see Note 11). Accumulated amortization at December 31, 1999 and June 30, 2000, was $10,937 and $1,078,736, respectively. There were no intangible assets at December 31, 1998.

                            THE CONCOURS GROUP, INC.

  Accrued Liabilities


     The components of accrued liabilities at December 31, 1998 and 1999, and June 30, 2000 were as follows:



                                                        DECEMBER 31,
                                                    ---------------------    JUNE 30,
                                                      1998        1999         2000
                                                    --------   ----------   -----------
                                                                            (UNAUDITED)
Accrued payroll...................................  $ 34,198   $  339,233   $  478,063
Accrued bonuses and commissions...................   351,676    1,591,245    2,602,135
Continuous service and other......................        --           --      136,637
Other.............................................   286,427      587,940    1,644,192
                                                    --------   ----------   ----------
                                                    $672,301   $2,518,418   $4,861,027
                                                    ========   ==========   ==========


  Income Taxes

     Concours accounts for income taxes using the liability method prescribed by Statement of Financial Accounting Standards (SFAS) No. 109, "Accounting for Income Taxes." Deferred income taxes reflect the impact of temporary differences between financial accounting and tax bases of assets and liabilities.

  Use of Estimates

     The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of expenses during the reporting period. Actual results could differ from those estimates.

  Comprehensive Loss

     Concours has adopted SFAS No. 130, "Reporting Comprehensive Income," which establishes standards for reporting and displaying comprehensive income and its components. Comprehensive income is the total of net income and all other nonowner changes in equity. The only component of 1997 comprehensive loss for Concours was net loss.

  Net Loss Per Share

     Net loss per share is computed in accordance with SFAS No. 128, "Earnings Per Share," using the weighted average number of shares of common stock outstanding. Shares associated with stock options and the convertible preferred stock are not included because they are antidilutive due to losses incurred for all periods presented.

  Fair Value of Financial Instruments

     The fair value of current assets and current liabilities approximates their carrying value due to their short maturity.

  Recent Accounting Pronouncements


     In December 1999, the SEC issued Staff Accounting Bulletin 101, "Revenue Recognition in Financial Statements," which provides guidance related to revenue recognition based on interpretations and practices followed by the SEC. Concours' management believes that its revenue recognition policy is in compliance

                            THE CONCOURS GROUP, INC.

with SAB 101 and does not believe that adoption of this Staff Accounting Bulletin has had a material impact on Concours' financial position or results of operations.



     In June 1998, SFAS No. 133, "Accounting for Derivative Financial Instruments and for Hedging Activities," was issued which will be effective for fiscal year 2001. This statement was amended by SFAS No. 138 in June 2000 to further clarify SFAS No. 133. These statements establish accounting and reporting standards requiring that every derivative instrument, including certain derivative instruments embedded in other contracts, be recorded in the balance sheet as either an asset or liability measured at its fair value. These statements also require that changes in the derivative's fair value be recognized in earnings unless specific hedge accounting criteria are met. SFAS 133 and SFAS 138 are not anticipated to have a significant impact on Concours' financial position or results of operations when adopted, since Concours currently does not engage in hedging activities.


3. PROPERTY AND EQUIPMENT:


     The components of property and equipment at December 31, 1998 and 1999, and June 30, 2000 were as follows:



                                                        DECEMBER 31,
                                                   ----------------------    JUNE 30,
                                                     1998         1999         2000
                                                   ---------   ----------   -----------
                                                                            (UNAUDITED)
Computer equipment and software..................  $ 743,869   $1,105,887   $1,665,654
Office equipment.................................     43,819       60,238       70,368
Furniture and fixtures...........................     88,854      110,746      196,082
                                                   ---------   ----------   ----------
                                                     876,542    1,276,871    1,932,104
Less -- Accumulated depreciation.................   (246,861)    (563,693)    (795,341)
                                                   ---------   ----------   ----------
                                                   $ 629,681   $  713,178   $1,136,763
                                                   =========   ==========   ==========


4. DEBT:

  Line of Credit

     Concours had a line of credit through a financial institution that provided for borrowings of up to $1.0 million. Borrowings under the line of credit bore interest at a rate of the Bank One index rate plus 0.5 percent (9.0 percent at December 31, 1999) which was payable monthly. Borrowings under the line of credit were not secured by any of Concours' assets but were secured by a $1.0 million letter of credit provided by an affiliate of Infologix (BVI) Ltd. At December 31, 1999, Concours had a balance of $1.0 million outstanding under the line of credit. There were no amounts outstanding under the line of credit at December 31, 1998. On February 17, 2000, Concours paid off the outstanding balance of the line of credit with proceeds from the sale of common stock to an affiliate of that same stockholder, and the line of credit has terminated (see
Note 8).

  Convertible Debt

     During 1999, Concours received $4.0 million in cash from an affiliate of Infologix (BVI) Ltd. in exchange for four unsecured convertible notes of $1.0 million each, bearing interest at rates ranging from 7.75 percent to 8.00 percent payable quarterly. On February 1, 2000, the convertible notes were converted into 805,425 shares of Concours' common stock based on a conversion price of $5.00 provided in the stock purchase and debt conversion agreement dated February 1, 2000, which superceded and replaced the terms in the original note agreements. Concours recognized non-cash interest expense of $2.4 million

                            THE CONCOURS GROUP, INC.

representing the difference between the conversion price and the fair value of the common stock on the date of conversion.

5. INCOME TAXES:

     Concours recognizes deferred tax assets and liabilities for the expected future tax consequences of events that have been recognized in different periods in the financial statements and tax returns. Under this method, deferred tax assets and liabilities are determined based on the difference between the financial statement carrying amounts and tax bases of assets and liabilities using currently enacted rates and laws. Deferred tax assets are evaluated for realization based on a more-likely-than-not criteria in determining if a valuation allowance should be provided.

     At December 31, 1999, Concours has net operating loss (NOL) carryforwards for federal income tax purposes of approximately $8.0 million. Since United States tax laws limit the time during which NOLs may be applied against future taxable income and tax liabilities, Concours may not be able to take full advantage of its NOL carryforwards for federal income tax purposes. The carryforwards will begin to expire in 2012 if not otherwise used. A change in ownership, as defined by federal income tax regulations, could significantly limit Concours' ability to utilize its carryforwards. Concours also has NOL carryforwards for foreign income tax of approximately $4.5 million which begin to expire in 2004. Due to limitations placed on utilization by the foreign tax laws, Concours may not be able to take full advantage of the foreign NOL for tax purposes. A valuation allowance has been established to fully offset Concours' deferred tax assets as a result of these uncertainties regarding realization.

     A reconciliation of the statutory federal income tax rate to Concours' effective income tax rate for the period from inception (January 22, 1997) through December 31, 1997, and for the years ended December 31, 1998 and 1999, was as follows:

                                                   1997         1998          1999
                                                 ---------   -----------   -----------
Taxes at statutory rate.......................   $(308,038)  $(1,301,251)  $(1,276,722)
Taxes at foreign statutory rates..............          --      (336,194)   (1,080,338)
Permanent differences and other...............          --            --       (85,875)
Adjustment to deferred tax valuation
  allowance...................................     308,038     1,637,445     2,442,935
                                                 ---------   -----------   -----------
          Tax provision, as reported..........   $      --   $        --   $        --
                                                 =========   ===========   ===========

     Significant components of Concours' deferred tax assets (liabilities) at December 31, 1998 and 1999, were as follows:

                                                                1998          1999
                                                             -----------   -----------
Federal net operating loss carryforwards...................  $ 1,437,387   $ 2,705,957
Foreign net operating loss carryforwards...................      336,194     1,405,688
Depreciation and amortization..............................         (569)       18,824
Deferred revenue...........................................      193,422       121,732
Other items, net...........................................       59,757       216,925
                                                             -----------   -----------
          Total deferred tax assets........................    2,026,191     4,469,126
Deferred tax valuation allowance...........................   (2,026,191)   (4,469,126)
                                                             -----------   -----------
          Net deferred tax assets..........................  $        --   $        --
                                                             ===========   ===========

                            THE CONCOURS GROUP, INC.

6. EMPLOYEE BENEFIT PLAN:

     In 1997, Concours adopted the Concours Group 401(k) Plan (the Plan), a qualified retirement plan covering all of Concours' employees who are at least 21 years of age. Pursuant to the Plan, employees may elect to reduce their current compensation by up to the statutorily prescribed annual limit and have the amount of such reduction contributed to the Plan. The Plan permits, but does not require, additional matching contributions by Concours on behalf of all participants in the Plan. No contributions have been made to the Plan by Concours.

7. COMMITMENTS AND CONTINGENCIES:

  Operating Leases


     Concours leases office space and equipment under long-term noncancelable operating leases that expire at various dates through 2002. Rent expense for all operating leases for the period from inception (January 22, 1997) through December 31, 1997, for the years ended December 31, 1998 and 1999, and for the six months ended June 30, 1999 and 2000 was $94,221, $154,510, $341,040,
$154,775 and $356,398, respectively. As of December 31, 1999, Concours had the following rental commitments under non-cancelable operating leases:


Year ending December 31--
  2000..................................................   $  289,400
  2001..................................................      240,708
  2002..................................................      197,067
  2003..................................................      113,433
  2004..................................................      113,433
  Thereafter............................................       89,830
                                                           ----------
          Total.........................................   $1,043,871
                                                           ==========

  Claims

     Concours is from time to time subject to legal proceedings and claims which arise in the normal course of business. In the opinion of management, after consultation with legal counsel, the amount of the ultimate liability with respect to these actions will not have a material adverse effect on Concours' financial position or results of its operations.

8. STOCKHOLDERS' EQUITY:

  Series A Convertible Preferred Stock

     During 1997 and 1998, Concours issued 1,500,000 shares and 310,000 shares, respectively, of Series A convertible preferred stock (Series A Preferred Stock) for net cash proceeds of $1,290,000 and $2,790,000, respectively. Each share of Series A Preferred Stock may be converted, at the option of the holder, into one share of common stock. The holders of Series A Preferred Stock have voting rights identical to those of holders of common stock based on the resulting shares of common stock which could be acquired upon conversion. The conversion ratio is subject to adjustment, as defined in the certificate of designation, upon the occurrence of specified events that would be dilutive in nature. Holders of Series A Preferred Stock are entitled to liquidation preferences over holders of common stock. The Series A Preferred Stock is automatically convertible into common stock upon consummation of an initial public offering of Concours common stock.

                            THE CONCOURS GROUP, INC.

  Series B Convertible Redeemable Preferred Stock

     Effective February 29, 2000, Concours sold a total of 1,546,784 shares of Series B convertible redeemable preferred stock (Series B Preferred Stock), par value $0.01 per share, for $15.0 million before offering costs of $0.6 million.

     Under the terms of the amended and restated certificate of designation of the powers, rights and preferences of both the Series A and Series B Preferred Stock, the convertible preferred stock has the following characteristics:

     Dividends -- Holders of Series A and Series B Preferred Stock shall be entitled to receive dividends at a cumulative rate of 8 percent per annum of the original purchase price per share of such stock payable only in Series A and Series B Preferred Stock. Dividends shall only accumulate and accrue if Concours does not have an effective registration statement with the SEC for the sale of its common stock on or before December 31, 2000. Such dividends shall be payable only if a registration statement covering Concours' initial public offering of its common stock is not declared effective before the end of 2000. No dividends or other distributions may be declared or paid on the common stock until any and all dividends declared on the Series A and Series B Preferred Stock have been paid in full.


     Liquidation Preference -- In the event of any liquidation, dissolution or winding up of Concours, the holders of Series A and Series B Preferred Stock shall be entitled to receive, in preference to the common stockholders, for each respective class of convertible preferred stock, an amount per share equal to the sum of the aggregate consideration paid for the stock (including contributions to capital made pro rata by all of the holders of stock) plus the aggregate amount of all accrued but unpaid dividends, divided by the number of shares of stock outstanding. After liquidation preferences have been paid to the holders of Series A Preferred Stock and then to the holders of Series B Preferred Stock, the remaining assets of Concours shall be distributed to the holders of common stock, and the holders of Series A and Series B Preferred Stock, ratably on an as-converted basis. The aggregate liquidation preference of Series A and Series B Preferred Stock was $19.3 million at June 30, 2000.


     Voting Rights -- Each holder of the Series A and Series B Preferred Stock shall have the same voting rights and vote with the holders of common stock with respect to every matter voted on by the holders of the common stock.

     Conversion -- Each share of Series A and Series B Preferred Stock may be converted at any time at the option of the holder into one share of common stock, subject to adjustment upon the occurrence of specified events that would be dilutive in nature. Upon the consummation of a public offering of Concours' common stock, all issued and outstanding shares of Series A and Series B Preferred Stock automatically convert into common stock.

     Redemption -- At any time after the fifth anniversary of the original issuance of the Series B Preferred Stock and at the written request of a least 66 2/3 percent of the holders of the then outstanding shares of each of the Series A and Series B Preferred Stock, Concours will redeem all of the shares of the Series A and/or Series B Preferred Stock, as applicable, within one year subsequent to the date the redemption election is received by Concours.

     The Series A and Series B Preferred Stock is being accreted to liquidation value through the earliest mandatory redemption date of March 1, 2005.

  Common Stock

     On February 1, 2000, Concours issued 750,000 shares of common stock for $6.0 million to Concours' largest stockholder. A portion of these funds was used to repay a $1.0 million bank line of credit (see Note 4).

                            THE CONCOURS GROUP, INC.

     The holders of the common stock are entitled to receive dividends when and as declared by the board of directors. Under the terms of a voting trust agreement (the voting trust) and a voting agreement, as amended (the voting agreement), the majority of the common stockholders are subject to certain rights of the trustee including the right to exercise all stockholders' voting rights and powers and the right to elect three members of the board of directors. Concours' president and chief executive officer is serving as the trustee through the year 2019. The voting trust and the voting agreement terminate upon the consummation of a qualified initial public offering of Concours' common stock.

  Notes Receivable from Employees

     During 1998, Concours entered into two promissory notes receivable totaling $390,000 in connection with the issuance of 340,000 shares of common stock to two employees. The full-recourse notes were noninterest-bearing, were secured by a pledge of the shares acquired and the employees' other assets and were payable in full by January 2001. During 1998, one of the notes was reduced by $150,000 upon the receipt by Concours of 150,000 shares of Concours' common stock in which the employee was not vested. The remaining portions of the notes were collected in 1998 and 1999.

  Stock Option Plans


     Concours has adopted the 1997 Stock Option Plan, the 1998 Stock Option Plan, the 1998 European Equity Compensation Plan and the 1999 Stock Option Plan which provides for the issuance of 2,435,857 shares to employees, consultants and advisors of Concours. Under all stock option plans, Concours grants to the optionee an incentive option to purchase shares of Concours' common stock that expires 10 years from the date of grant. The incentive options generally become exercisable at annual increments of 25 percent beginning on the first anniversary of the grant date. A portion of these options are subject to certain acceleration provisions including a change of control of Concours and the completion of a public offering of Concours' stock.


     Effective January 1, 2000, the board of directors of Concours adopted the 2000 Employee Stock Option Plan, the 2000 Senior Executive Performance Plan, the 2000 Director Stock Option Plan and the 2000 International Equity Compensation Plan. A total of 1,000,000; 175,000; 125,000 and 600,000 shares, respectively, have been reserved for issuance to employees, consultants, advisors, senior executives and directors under these plans. Options issued under the Employee Stock Option Plan and International Equity Compensation Plan are generally exercisable in installments of 25 percent per year beginning on the first anniversary date of the grant. Options issued under the Senior Executive Performance Plan and the 2000 Director Stock Option Plan are generally exercisable in installments of 33 1/3 percent per year beginning on the first anniversary date of the grant. Options expire 10 years from the date of grant.

                            THE CONCOURS GROUP, INC.

     A summary of the combined balance of the stock option plans as of December 31, 1997, 1998 and 1999, and as of June 30, 2000 and the activity during the periods then ended was as follows:



                                                            OUTSTANDING           EXERCISABLE
                                                        --------------------   ------------------
                                                                    WEIGHTED             WEIGHTED
                                                                    AVERAGE              AVERAGE
                                             SHARES                 EXERCISE             EXERCISE
                                            RESERVED     SHARES      PRICE     SHARES     PRICE
                                           ----------   ---------   --------   -------   --------
Balance, at inception (January 1997).....          --          --    $   --         --    $  --
  Shares reserved........................     460,857          --        --
  Granted................................    (432,500)    432,500      1.00
                                           ----------   ---------
Balance, December 31, 1997...............      28,357     432,500      1.00         --       --
  Shares reserved........................   1,975,000          --
  Granted................................  (1,036,500)  1,036,500      2.08
  Exercised..............................          --      (2,500)     1.00
  Canceled or forfeited..................      93,750     (93,750)     1.00
                                           ----------   ---------
Balance, December 31, 1998...............   1,060,607   1,372,750      1.82    105,625     1.00
  Granted................................    (663,572)    663,572      4.16
  Exercised..............................          --      (5,000)     1.94
  Canceled or forfeited..................     214,125    (214,125)     2.37
                                           ----------   ---------
Balance, December 31, 1999...............     611,160   1,817,197      2.61    461,697     1.94
  Shares reserved (Unaudited)............   1,900,000          --        --
  Granted (Unaudited)....................  (1,725,350)  1,830,350     10.06
  Exercised (Unaudited)..................          --     (23,000)     2.12
  Cancelled or forfeited (Unaudited).....     132,697    (132,697)     6.99
                                           ----------   ---------
Balance, June 30, 2000 (Unaudited).......     918,507   3,491,850      6.37    606,750     3.15
                                           ==========   =========


     Concours follows SFAS No. 123 which permits Concours to use the method of accounting for employee stock options specified in Accounting Principles Board
(APB) Opinion No. 25, "Accounting for Stock Issued to Employees," and related interpretations. Under APB Opinion No. 25, Concours recognizes as compensation expense the excess of the estimated fair value of the common stock issuable upon exercise of such options by employees over the aggregate exercise price of such options at the date of grant. Any resulting compensation expense is amortized ratably over the vesting period of each option. The compensation expense resulting from such options was $38,391 and $182,022 during the years ended December 31, 1998 and 1999, respectively. Stock-based awards to nonemployees, including consultants and advisory board members, are accounted for at their fair value in accordance with SFAS No. 123 and the Emerging Issues Task Force Issue No. 96-18 "Accounting for Equity Instruments That Are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling, Goods or Services."

     Since Concours accounts for the stock option plans under APB Opinion No. 25 and related interpretations, no compensation cost has been recognized for grants to employees with exercise prices equal to or in excess of fair value at the grant date. Had compensation expense for these plans been determined using the fair value method as set forth in SFAS No. 123, Concours' pro forma net loss and net loss per share (basic and diluted) would have increased to $(981,303) and $(0.43), respectively, in 1997, $(5.9 million) and $(1.78), respectively, in 1998 and $(7.9 million) and $(2.50), respectively, in 1999. The pro forma effects for fiscal 1997, 1998 and 1999 are not necessarily indicative of the pro forma effects in future years. The weighted average fair value of options granted was $0.80, $1.65 and $3.27 during 1997, 1998 and 1999, respectively. The fair value was estimated on the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions used for grants in

                            THE CONCOURS GROUP, INC.

fiscal 1997, 1998 and 1999: expected volatility of 69.92 percent; risk-free interest rates of 5.84 percent, 4.86 percent and 5.48 percent, respectively; and expected lives of 10 years.

     The number and weighted average fair value of options granted in 1997, 1998 and 1999 was as follows:

                                  1997                    1998                   1999
                          ---------------------   --------------------   --------------------
                                      WEIGHTED               WEIGHTED               WEIGHTED
                                      AVERAGE                AVERAGE                AVERAGE
                           SHARES    FAIR VALUE   SHARES    FAIR VALUE   SHARES    FAIR VALUE
                          --------   ----------   -------   ----------   -------   ----------
Option price equals fair
  market value..........   432,500     $0.80      699,000     $2.07      264,072     $2.59
Option price greater
  than fair market
  value.................        --        --           --        --      135,000      4.00
Option price less than
  fair market value.....        --        --      337,500      0.79      264,500      3.73

     The following table summarizes information about fixed-price stock options outstanding at December 31, 1999:

                    OPTIONS OUTSTANDING                            OPTIONS EXERCISABLE
------------------------------------------------------------   ----------------------------
                                 WEIGHTED
                                  AVERAGE
                                 REMAINING
                                CONTRACTUAL      WEIGHTED                       WEIGHTED
   RANGE OF       OUTSTANDING      LIFE          AVERAGE       EXERCISABLE      AVERAGE
EXERCISE PRICES     SHARES      (IN YEARS)    EXERCISE PRICE     SHARES      EXERCISE PRICE
---------------   -----------   -----------   --------------   -----------   --------------
$1.00-$2.50          831,000        8.45          $1.26          314,250         $1.30
$2.51-$5.00          986,197        9.13           3.74          147,447          3.61
                   ---------                                     -------
$1.00-$5.00        1,817,197        8.82           2.61          461,697          1.94
                   =========                                     =======


     For stock options issued through June 30, 2000, Concours expects to record amortization expense for deferred compensation as follows: $1,714,000 during 2000, $1,872,000 during 2001, $1,739,000 during 2002, $1,452,000 during 2003 and
$436,000 during 2004. The amount of compensation expense to be recorded in future periods would decrease if unvested options for which deferred compensation has been recorded are subsequently canceled.



     From July 1, 2000 through August 4, 2000, Concours granted additional options to purchase 100,500 shares of common stock at an exercise price of $14.00. Concours expects to record deferred compensation of $402,000 related to these grants and expects to record amortization expense for this deferred compensation as follows: $41,000 during 2000, $111,000 during 2001, $111,000 during 2002, $97,000 during 2003 and $42,000 during 2004.


  Warrants


     As approved by the Board of Directors, Concours' largest stockholder was granted a preemptive right such that they received rights to receive stock options as those granted by Concours under the 1999 Stock Option Plan. At December 31, 1999 the major stockholder had been granted rights to receive 53,572 shares at $5.00 per share pursuant to this agreement. The options were recorded as a stock dividend to our major shareholder in 1999. On February 1, 2000, the 53,572 options were exchanged for 50,000 warrants to purchase common stock. The warrants have an exercise price of $5.00 per share and are exercisable for ten years. Concours recorded an additional stock dividend of $128,148 during the six months ended June 30, 2000, related to the incremental valuation of the 50,000 warrants as of February 1, 2000 compared to the original valuation of the 53,572 options.

                            THE CONCOURS GROUP, INC.

9. ACQUISITION:

     On November 18, 1999, Concours acquired Inforesma, a Swedish provider of subscription-based multi-client programs, for approximately $118,000 in cash and the issuance of 25,000 shares of common stock. The acquisition was accounted for as a purchase and, accordingly, the total purchase price of $293,000 was allocated to the assets acquired and liabilities assumed based on their respective fair values. In conjunction with the acquisition, the former owner entered into a two-year non-compete agreement with Concours.

10. SEGMENT AND GEOGRAPHICAL INFORMATION:

     Management evaluates the performance of Concours' operations under two separate business segments, consulting and continuous service and other, the latter of which includes multi-client programs, subscription-based research programs and individual research projects. The two segments are managed separately because each business provides a different type of service, utilizes different cost structures and billing methods and requires different resources and marketing strategies.

     Concours operates principally in the United States, with operations in various locations in Europe. Revenue derived from Europe represented approximately 10 percent of total revenue for the year ended December 31, 1999. Prior to 1999, revenue generated in foreign countries was not significant to Concours' operations. Concours' foreign operations are subject to local government regulations and to the uncertainties of the economic and political conditions of those areas.

     No single customer accounted for 10 percent or more of total revenue for the periods ended December 31, 1998 and 1999. In 1997, one customer accounted for more than 10 percent of revenue.

                            THE CONCOURS GROUP, INC.

     Financial information for the reportable segments for the period from inception (January 22, 1997) through December 31, 1997, for the years ended December 31, 1998 and 1999, and for the six months ended June 30, 1999 and 2000 was as follows:



                                                              DECEMBER 31,                 SIX MONTHS ENDED JUNE 30,
                                                 ---------------------------------------   -------------------------
                                                    1997          1998          1999          1999          2000
                                                 -----------   -----------   -----------   -----------   -----------
                                                                                                  (UNAUDITED)
Revenue --
  Consulting...................................  $ 4,877,641   $ 8,528,990   $15,737,811   $ 6,704,658   $18,275,123
  Continuous service and other.................    3,934,352     7,422,401    10,342,584     4,839,760     5,769,455
                                                 -----------   -----------   -----------   -----------   -----------
                                                 $ 8,811,993   $15,951,391   $26,080,395   $11,544,418   $24,044,578
                                                 ===========   ===========   ===========   ===========   ===========
Net income (loss) --
  Consulting...................................  $ 1,374,227   $   638,633   $ 1,899,601   $   250,618   $ 4,511,634
  Continuous service and other.................      432,375       210,987     1,195,127       393,715       738,793
  All other:
    Corporate overhead.........................   (1,173,254)   (3,597,400)   (5,014,761)   (2,408,621)   (2,939,866)
    Sales and marketing........................   (1,655,178)   (2,991,474)   (4,996,533)   (2,509,639)   (3,335,114)
    Other......................................       48,049        74,112      (260,015)      (18,779)   (2,611,179)
                                                 -----------   -----------   -----------   -----------   -----------
                                                 $  (973,781)  $(5,665,142)  $(7,176,581)  $(4,292,706)  $(3,635,732)
                                                 ===========   ===========   ===========   ===========   ===========
Identifiable assets --
  Consulting...................................  $ 1,156,428   $ 1,267,498   $ 3,665,691   $ 2,501,253   $20,553,669
  Continuous service and other.................    1,148,227     2,980,445     3,656,359     2,103,548     2,678,931
  All other....................................    1,752,971     1,555,719     1,525,578       819,930    16,640,980
                                                 -----------   -----------   -----------   -----------   -----------
                                                 $ 4,057,626   $ 5,803,662   $ 8,847,628   $ 5,424,731   $39,873,580
                                                 ===========   ===========   ===========   ===========   ===========
Depreciation and amortization --
  Consulting...................................  $    16,518   $    48,535   $    84,470   $    48,766   $ 1,130,078
  Continuous service and other.................        9,771        16,610        46,159        16,668        22,926
  All other....................................       34,282       126,561       197,139        80,105       146,443
                                                 -----------   -----------   -----------   -----------   -----------
                                                 $    60,571   $   191,706   $   327,768   $   145,539   $ 1,299,447
                                                 ===========   ===========   ===========   ===========   ===========
Capital expenditures --
  Consulting...................................  $    94,416   $   126,958   $    96,002   $    50,480   $   178,931
  Continuous service and other.................       32,324        34,202        10,663        19,019        26,568
  All other....................................      221,767       378,280       291,359        47,292       323,859
                                                 -----------   -----------   -----------   -----------   -----------
                                                 $   348,507   $   539,440   $   398,024   $   116,791   $   529,358
                                                 ===========   ===========   ===========   ===========   ===========



     Components of net income (loss) include all costs directly associated with generating revenue for each of the operating segments. Certain costs including corporate overhead and sales and marketing have not been included as management does not allocate these expenses in assessing segment performance. Corporate overhead primarily includes administrative salaries, facilities and telephone expense. Sales and marketing includes the cost of maintaining a dedicated sales force and direct mailings. All other identifiable assets are comprised primarily of cash and corporate fixed assets, including computer equipment, software, furniture and fixtures and leasehold improvements; all other depreciation and amortization and capital expenditures relate to corporate fixed assets. Cash and corporate fixed assets are not allocable to any specific business segment.

                            THE CONCOURS GROUP, INC.

     Geographical information for the reportable segments for the period from inception (January 22, 1997) through December 31, 1997, and for the years ended December 31, 1998 and 1999 and the six months ended June 30, 1999 and 2000, was as follows:



                                                                SIX MONTHS ENDED JUNE 30,
                                                                -------------------------
                          1997         1998          1999          1999          2000
                       ----------   -----------   -----------   -----------   -----------
Revenue --
  United States......  $8,811,993   $15,851,070   $23,371,961   $10,595,241   $17,737,082
  Europe.............          --       100,321     2,708,434       949,177     6,307,496
                       ----------   -----------   -----------   -----------   -----------
                       $8,811,993   $15,951,391   $26,080,395   $11,544,418   $24,044,578
                       ==========   ===========   ===========   ===========   ===========
Identifiable
  long-lived assets--
  United States......  $  287,936   $   491,288   $   554,320   $   424,831   $   869,566
  Europe.............          --       138,393       158,857       176,102       267,197
                       ----------   -----------   -----------   -----------   -----------
                       $  287,936   $   629,681   $   713,177   $   600,933   $ 1,136,763
                       ==========   ===========   ===========   ===========   ===========


11. SUBSEQUENT EVENTS:

  Acquisition

     On February 29, 2000, Concours purchased all of the outstanding shares of stock of Cepro AB (Cepro), a Swedish management consulting firm, from Cepro's stockholders in exchange for a total of 1,221,000 shares of Concours common stock valued at $10.00 per share. Each employee of Cepro entered into an employment agreement as part of the acquisition.

     A total of 235,000 of the Concours shares issued to the selling Cepro stockholders are being held in escrow for three years as security for the indemnity given by the selling Cepro stockholders under the purchase agreement. These escrowed shares, and an additional 230,000 of the total shares, are subject to a repurchase right whereby Concours has the right to repurchase all of each former Cepro stockholder's portion of these shares at a price of $10.00 per share if the selling stockholder's employment is terminated for any reason, or no reason, before March 1, 2003. Shares repurchased by Concours pursuant to its right to repurchase will be recorded as treasury stock.

                            THE CONCOURS GROUP, INC.

     The acquisition of Cepro has been accounted for as a purchase, therefore, the accompanying consolidated statements of operations for the first quarter of 2000 reflect the results of Cepro since its acquisition date of February 29, 2000. The purchase price and estimated fair market value of the assets acquired and liabilities assumed are as follows:


Purchase price:
  Concours stock issued.....................................  $12,210,000
  Acquisition costs.........................................      446,057
                                                              -----------
          Total purchase price..............................  $12,656,057
                                                              ===========
Net assets acquired:
  Current assets............................................  $ 1,692,585
  Property and equipment, net...............................      125,875
  Workforce.................................................    4,650,000
  Goodwill..................................................    7,629,699
  Other assets..............................................        1,643
  Current liabilities.......................................   (1,443,745)
                                                              -----------
          Net assets acquired...............................  $12,656,057
                                                              ===========


     Workforce is being amortized over a three-year period. Goodwill is being amortized over a five-year period.

     The following table reflects on an unaudited consolidated pro forma basis the results of operations as though Cepro had been acquired as of the beginning of each period presented. Adjustments have been made to reflect the accounting basis used in recording the acquisition of Cepro. These pro forma results have been prepared for comparative purposes only and do not purport to be indicative of the results of operations that would have resulted had Cepro been acquired at the beginning of each period presented, that have resulted since the date of acquisition or that may result in the future. Pro forma amounts are as follows:


                                                           YEAR ENDED    SIX MONTHS ENDED
                                                          DECEMBER 31,       JUNE 30,
                                                              1999             2000
                                                          ------------   ----------------
                                                                    (UNAUDITED)
Total revenue...........................................  $32,876,000      $25,300,000
Net loss attributable to common stockholders............  (10,220,000)      (4,097,000)
Net loss per share -- basic and diluted.................        (2.51)           (0.76)


  Registration Statement

     In March 2000, the board of directors authorized the filing of a registration statement with the Securities and Exchange Commission permitting Concours to sell shares of its common stock to the public. Upon the consummation of this offering, the outstanding Series A and Series B Preferred Stock will convert into 3,356,784 shares of common stock.

                            THE CONCOURS GROUP, INC.

  Pro Forma


     The following components of stockholders' equity (deficit) as of June 30, 2000, are adjusted here to reflect on a pro forma basis the conversion of all outstanding convertible preferred stock into common stock:



                                                                             PRO FORMA
                                                                           ADJUSTED FOR
                                                                           CONVERSION OF
                                                              ACTUAL      PREFERRED STOCK
                                                           ------------   ---------------
Mandatorily redeemable preferred stock..................   $ 17,313,083    $         --
                                                           ============    ============
Stockholders' equity (deficit) --
  Common stock..........................................   $     61,853    $     95,421
  Deferred compensation.................................     (6,493,731)     (6,493,731)
  Additional paid-in capital and other..................     34,416,788      51,696,303
  Retained earnings (deficit)...........................    (17,922,848)    (17,922,848)
                                                           ------------    ------------
          Total stockholders' equity (deficit)..........   $ 10,062,062    $ 27,375,145
                                                           ============    ============
Shares of common stock outstanding......................      5,870,604       9,227,388
                                                           ============    ============

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To The Board of Directors and Shareholders of Cepro AB:

     We have audited the consolidated financial statements, all expressed in Swedish kronor, of Cepro AB listed in the index to the financial statements on page F-1. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards in Sweden. Those standards are substantially similar to auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above, expressed in Swedish kronor, present fairly, in all material respects, the consolidated financial position of Cepro AB as of December 31, 1999 and 1998, and the consolidated results of operations and changes in financial position for each of the years then ended in conformity with accounting principles generally accepted in Sweden. For purposes of the Cepro AB financial statements, there are no significant differences between accounting principles generally accepted in Sweden and accounting principles generally accepted in the United States.

ARTHUR ANDERSEN LLP

Stockholm, Sweden
April 18, 2000

                                    CEPRO AB

                         CONSOLIDATED INCOME STATEMENTS
                                 (IN THOUSANDS)

                                                                YEAR ENDED DECEMBER 31,
                                                              ----------------------------
                                                                     1999           1998
                                                              ------------------   -------
                                                                SEK       USD        SEK
REVENUE.....................................................   56,176     6,796     51,374
OPERATING EXPENSES
Other external expenses.....................................  (36,703)   (4,440)   (30,297)
Personnel expenses (Note 3).................................  (18,413)   (2,227)   (19,371)
Depreciation of goodwill and equipment (Note 2, 5, 6).......     (826)     (100)      (759)
                                                              -------    ------    -------
OPERATING INCOME............................................      234        29        947
RESULTS FROM FINANCIAL INVESTMENTS
Interest income and other financial items...................       40         5         65
Interest expense and other financial expenses...............      (30)       (4)        (6)
                                                              -------    ------    -------
INCOME AFTER FINANCIAL ITEMS................................      244        30      1,006
Taxes (Note 4)..............................................     (156)      (19)      (383)
                                                              -------    ------    -------
          Net Income........................................       88        11        623
                                                              =======    ======    =======

                                    CEPRO AB

                          CONSOLIDATED BALANCE SHEETS
                                 (IN THOUSANDS)

                                     ASSETS

                                                              YEAR ENDED DECEMBER 31,
                                                              ------------------------
                                                                   1999          1998
                                                              ---------------   ------
                                                               SEK      USD      SEK
FIXED ASSETS
Intangible assets
  Goodwill (Note 5).........................................      26        3       91
Tangible assets
  Equipment (Note 6)........................................   1,541      180    1,769
Financial assets
  Minority-owned company (Note 8)...........................      14        2       14
  Other long-term securities................................      36        4       36
                                                              ------   ------   ------
                                                                  50        6       50
                                                              ------   ------   ------
         Total fixed assets.................................   1,617      189    1,910
                                                              ------   ------   ------
CURRENT ASSETS
Current receivables
  Accounts receivable, net of 97 SEK, 11 USD and 244,
    respectively............................................   9,170    1,073    7,248
  Other receivables.........................................     123       14      244
  Income tax receivable.....................................      63        7       --
  Prepaid expenses and accrued income (Note 9)..............   4,220      495    4,246
                                                              ------   ------   ------
         Total current receivables..........................  13,576    1,589   11,738
Cash and bank balances......................................   1,479      173    3,857
                                                              ------   ------   ------
         Total current assets...............................  15,055    1,762   15,595
                                                              ------   ------   ------
         Total assets.......................................  16,672    1,951   17,505
                                                              ======   ======   ======

                           EQUITY AND LIABILITIES
EQUITY
Restricted equity
  Share capital, 5,750 shares at par value SEK 100..........     575       67      575
  Other restricted reserves.................................     546       64      277
                                                              ------   ------   ------
    Total restricted equity.................................   1,121      131      852
Unrestricted equity
  Non-restricted reserves...................................   1,991      233    1,637
  Profit for the year.......................................      88       10      623
                                                              ------   ------   ------
    Total unrestricted equity...............................   2,079      243    2,260
         Total equity.......................................   3,200      374    3,112
Minority interests..........................................      16        2       15
Deferred tax liabilities....................................     341       40      677
CURRENT LIABILITIES
  Accounts payable -- trade.................................   3,928      460    2,536
  Income tax payable........................................      --       --      567
  Other liabilities.........................................   4,245      497    2,722
  Accrued expenses and prepaid income (Note 10).............   4,942      578    7,876
                                                              ------   ------   ------
         Total current liabilities..........................  13,115    1,535   13,701
                                                              ------   ------   ------
         Total equity and liabilities.......................  16,672    1,951   17,505
                                                              ======   ======   ======
Memorandum items
Pledged assets (Note 11)....................................   2,502      293    2,502
Contingent liabilities......................................    None     None     None

                                    CEPRO AB

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                             (IN THOUSANDS OF SEK)

                                                                YEAR ENDED
                                                               DECEMBER 31,
                                                              --------------
                                                               1999    1998
                                                              ------   -----
OPERATIONS
Income after financial items................................     244   1,006
Depreciation................................................     826     759
Capital gain/loss included in operating income..............      --      76
Taxes paid..................................................    (498)   (560)
                                                              ------   -----
Cash flow from operations excluding change in operating
  assets and liabilities....................................     572   1,281
Change in operating assets and liabilities
  Change in accounts receivable.............................  (1,922)     22
  Change in other current assets............................      84    (542)
  Change in current liabilities.............................    (586)  3,881
                                                              ------   -----
Cash flow from operations...................................  (1,852)  4,642
INVESTMENTS
Equipment...................................................    (527)   (719)
                                                              ------   -----
Cash flow from investments..................................    (527)   (719)
Total cash flow from operations and investments.............  (2,379)  3,923
FINANCING
Change in long-term loans...................................      --    (389)
Change in minority interests................................       1      --
                                                              ------   -----
Cash flow from financing....................................       1    (389)
Total cash flow.............................................  (2,378)  3,534
Liquid funds at beginning of year...........................   3,857     323
                                                              ------   -----
Liquid funds at year-end....................................   1,479   3,857
                                                              ======   =====

                                    CEPRO AB

           CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
                             (IN THOUSANDS OF SEK)

                                                                        RESTRICTED   RETAINED
                                                        SHARE CAPITAL    RESERVES    EARNINGS   TOTAL
                                                        -------------   ----------   --------   -----
BALANCE AT DECEMBER 31, 1997..........................       575            52        1,862     2,489
Redistribution between restricted and non-restricted
  reserves............................................        --           216         (216)       --
Profit allocation.....................................        --             9           (9)       --
Net income............................................        --            --          623       623
                                                             ---           ---        -----     -----
BALANCE AT DECEMBER 31, 1998..........................       575           277        2,260     3,112
Redistribution between restricted and non-restricted
  reserves............................................        --           215         (215)       --
Profit allocation.....................................        --            54          (54)       --
Net income............................................        --            --           88        88
                                                             ---           ---        -----     -----
BALANCE AT DECEMBER 31, 1999..........................       575           546        2,079     3,200
                                                             ===           ===        =====     =====

                                    CEPRO AB

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1  BUSINESS AND ORGANIZATION

     Cepro AB (the parent company) and its majority owned subsidiaries (see Note
7) (together with the parent company, the "Group") provide management consulting services in Sweden and employ directly and indirectly approximately 40 consultants who help businesses in areas such as strategic planning, financial analysis, marketing, information management and executive and organizational development. Cepro AB is governed by a board of directors (the Board) and the managing director is the primary operating officer for the Group.

NOTE 2  SUMMARY OF SIGNIFICANT ACCOUNTING PRINCIPLES

     The accounting principles applied are in accordance with the Annual Accounts Act and recommendations and statements from the Swedish Accounting Standards Board, the Swedish Financial Accounting Standards Council and the Swedish Institute of Authorized Public Accountants (FAR).

     The following valuation and translation principles were applied in preparing these financial statements:

  Consolidated financial statements

     The income statement and balance sheets for the Group include all companies in which the parent company at year-end directly or indirectly owned more than 50% of the voting rights. All significant intercompany transactions have been eliminated.

  Currency

     All amounts contained in these financial statements are stated in Swedish kronor. For convenience, the balance sheet as of December 31, 1999, and the income statement for the year then ended, have been translated into United States dollars (USD) using the conversion rates at December 31, 1999, and for the year then ended of 1.00 SEK to 0.1170 U.S. dollars and 1.00 SEK to 0.1210 U.S. dollars, respectively. The conversion rates from SEK to USD at December 31, 1998, and for the year then ended were 1.00 SEK to 0.1229 USD and 1.00 SEK to 0.12578, respectively.

  Revenue

     Revenue is comprised primarily of revenue from professional fees and reimbursable out-of-pocket expenses from consulting services. Consulting engagements are priced on a time and materials basis. Revenue from such fees is recognized as the services are provided.

  Personnel expenses and other external expenses

     Personnel expenses include salaries, payroll taxes, pension expense, education costs and costs for personnel welfare. Other external expenses include fees billed for services provided by consultants, office expenses such as rent and supplies, advertising, printing and other operating costs.

  Purchase method

     The consolidated financial statements are prepared according to the recommendation 1:96 from the Swedish Financial Accounting Standards Council. All acquisitions of companies were accounted for according to the purchase method, whereby the assets and liabilities in a subsidiary on the date of acquisition are evaluated to determine the acquisition value to the Group. Any differences between the acquisition price and the acquisition value are reported as goodwill.

                                    CEPRO AB

  1996 Merger

     A merger was carried out in 1996 (the 1996 merger). Deferred taxes were recorded related to untaxed profits of the merged company.

  Minority-owned company

     The minority-owned company is accounted for at cost. The equity method is not used because the results are not significant (see Note 8).

  Tangible fixed assets

     Tangible fixed assets are accounted for at acquisition cost less accumulated depreciation based on the assets acquisition value and estimated economic life.

     Depreciation is recorded based on the following useful lives as follows:

Goodwill....................................................  4 years
Equipment...................................................  5 years

  Receivables

     Receivables are recorded net of reserves for bad debts.

  Social Fees

     Social fees are amounts paid to the Swedish government for health insurance, contributions to the national pension fund, supplementary pension fees, labor market fees and payroll taxes.

  U.S. GAAP

     Information with respect to U.S. GAAP (Generally Accepted Accounting Principles in the United States) is given in Note 12.

NOTE 3  AVERAGE NUMBER OF EMPLOYEES, SALARIES, REMUNERATIONS AND SOCIAL FEES

  Average number of employees

                                                          1999                     1998
                                                 ----------------------   ----------------------
                                                 NUMBER OF   PERCENTAGE   NUMBER OF   PERCENTAGE
                                                 EMPLOYEES     OF MEN     EMPLOYEES     OF MEN
                                                 ---------   ----------   ---------   ----------
Parent company.................................     20           59%         15           53%
Subsidiaries...................................      6          100%          7          100%
                                                    --          ---          --          ---
          Total................................     26           68%         22           68%
                                                    ==          ===          ==          ===

                                    CEPRO AB

  Salaries, remunerations and social fees

                                                     1999                         1998
                                          --------------------------   --------------------------
                                          SALARIES AND   SOCIAL FEES   SALARIES AND   SOCIAL FEES
                                             OTHER        (PENSION        OTHER        (PENSION
                                          REMUNERATION      COST)      REMUNERATION      COST)
                                          ------------   -----------   ------------   -----------
Parent company..........................      6,181         3,679          8,033         3,365
                                                           (1,051)                        (550)
Subsidiaries............................      4,552         2,547          3,906         2,529
                                                             (829)                        (988)
                                             ------        ------         ------        ------
          Total for the Group...........     10,733         6,226         11,939         5,894
                                                           (1,880)                      (1,538)

  Salaries and other remunerations distributed to Board members, the managing director and other employees

                                                       1999                             1998
                                           ----------------------------   --------------------------------
                                            THE    MANAGING     OTHER                 MANAGING     OTHER
                                           BOARD   DIRECTOR   EMPLOYEES   THE BOARD   DIRECTOR   EMPLOYEES
                                           -----   --------   ---------   ---------   --------   ---------
                                           (BONUS PAYMENT)                  (BONUS PAYMENT)
Parent company...........................   141        0        6,040        107          0        7,926
                                             (0)      (0)                     (0)        (0)
                                            ---       --       ------        ---         --       ------
Total parent company.....................   141        0        6,040        107          0        7,926
Subsidiaries.............................   359        0        4,193        356          0        3,550
                                             (0)      (0)                     (0)        (0)
                                            ---       --       ------        ---         --       ------
Total subsidiaries.......................   359        0        4,193        356          0        3,550
                                             (0)      (0)                     (0)        (0)
                                            ---       --       ------        ---         --       ------
Total for the Group......................   500        0       10,233        463          0       11,476
                                             (0)      (0)                     (0)        (0)

     Cepro has no pension costs or pension commitments regarding the Board and the managing director.

     According to an agreement regarding severance pay, Cepro's managing director has the right to a remuneration amounting to 12 months' salary.

NOTE 4  TAXES

                                                              DECEMBER 31,
                                                              -------------
                                                              1999    1998
                                                              -----   -----
Provision to current income tax.............................  (459)   (556)
Provision to deferred income tax............................   303     173
                                                              ----    ----
          Total.............................................  (156)   (383)
                                                              ====    ====

                                                              DECEMBER 31,
                                                              -------------
                                                              1999    1998
                                                              -----   -----
Deferred tax liability relating to untaxed reserves.........   341     291
Deferred tax on accrued income..............................    --     386
                                                              ----    ----
          Total.............................................   341     677
                                                              ====    ====

     Swedish companies are allowed to exclude from current taxation up to 20 percent of annual taxable income. Deferred taxes have been recorded related to such untaxed reserves. Untaxed reserves are to be reversed and included in taxable income within a six year period.

                                    CEPRO AB

NOTE 5  GOODWILL

                                                              DECEMBER 31,
                                                              -------------
                                                              1999    1998
                                                              -----   -----
Acquisition value...........................................   259     259
                                                              ----    ----
Beginning depreciation......................................  (168)   (112)
Depreciation expense for the year...........................   (65)    (56)
                                                              ----    ----
Accumulated depreciation....................................  (233)   (168)
                                                              ----    ----
          Net book value....................................    26      91
                                                              ====    ====

NOTE 6  EQUIPMENT

                                                               DECEMBER 31,
                                                              ---------------
                                                               1999     1998
                                                              ------   ------
Acquisition value...........................................   5,074    4,731
Purchases...................................................     527      719
Sales/disposals.............................................    (200)    (376)
                                                              ------   ------
Accumulated acquisition value...............................   5,401    5,074
                                                              ------   ------
Beginning depreciation......................................  (3,305)  (2,909)
Sales/disposals.............................................     200      307
Depreciation expense for the year...........................    (755)    (703)
                                                              ------   ------
Accumulated depreciation....................................  (3,860)  (3,305)
                                                              ------   ------
          Net book value....................................   1,541    1,769
                                                              ======   ======

NOTE 7  PARTICIPATION IN CONSOLIDATED SUBSIDIARIES

NAME OF THE COMPANY                                    REGISTRATION NUMBER   REGISTERED OFFICE
-------------------                                    -------------------   -----------------
Cepro Executive Systems AB...........................      556438-7784           Stockholm
Cepro Partner AB.....................................      556327-6467           Stockholm
Hjarntrusten i Stockholm AB..........................      556369-6458           Stockholm
Cepro KB.............................................      969615-6109           Stockholm

                                                    POSSESSION, EXTENT    POSSESSION, VALUE
                                                   --------------------   -----------------
                                                   NUMBER OF   SHARE OF   BOOKED    BOOKED
NAME OF COMPANY                                     SHARES     EQUITY %    VALUE     VALUE
---------------                                    ---------   --------   -------   -------
Cepro Executive Systems AB.......................     600        100%       473       473
Cepro Partner AB.................................    1000        100%       100       100
Hjarntrusten i Stockholm AB......................    1000        100%       100       100
Cepro KB.........................................      20         56%         0         0
                                                                            ---       ---
                                                                            673       673
                                                                            ===       ===

NOTE 8  MINORITY-OWNED COMPANY

NAME OF THE COMPANY                                    REGISTRATION NUMBER   REGISTERED OFFICE
-------------------                                    -------------------   -----------------
Hjarntrusten Foretagsutveckling AB...................      556223-4012           Karlstad

                                    CEPRO AB

POSSESSION, EXTENT

                                                             NUMBER OF   SHARE OF
NAME OF COMPANY                                               SHARES     EQUITY %   COST
---------------                                              ---------   --------   ----
Hjarntrusten Foretagsutveckling AB.........................     130         13%      14

NOTE 9  PREPAID EXPENSES AND ACCRUED INCOME

                                                              DECEMBER 31,
                                                              -------------
                                                              1999    1998
                                                              -----   -----
Uninvoiced fees and other items.............................  4,045   3,655
Prepaid rent................................................     --     591
Accrued income..............................................    175      --
                                                              -----   -----
          Total.............................................  4,220   4,246
                                                              =====   =====

NOTE 10  ACCRUED EXPENSES AND PREPAID INCOME

                                                              DECEMBER 31,
                                                              -------------
                                                              1999    1998
                                                              -----   -----
Accrued salaries............................................  1,770   3,976
Accrued social costs........................................  1,322   1,392
Prepaid income..............................................  1,134   1,524
Other items.................................................    716     984
                                                              -----   -----
          Total.............................................  4,942   7,876
                                                              =====   =====

NOTE 11  PLEDGED ASSETS

                                                              DECEMBER 31,
                                                              -------------
                                                              1999    1998
                                                              -----   -----
Chattel mortgages...........................................  2,500   2,500
Deposits....................................................      2       2
                                                              -----   -----
          Total.............................................  2,502   2,502
                                                              =====   =====

     Chattel mortgages represent a general company pledge of assets in Cepro AB to a financial institution to secure a bank overdraft line of credit.

NOTE 12  CONSOLIDATED FINANCIAL STATEMENTS ACCORDING TO U.S. GAAP

     With respect to the consolidated financial statements for Cepro, there are no material variations in the accounting principles, practices and methods used in preparing Cepro's financials from those principles, practices and methods generally accepted in the United States.

                              [INSIDE BACK COVER]
                            [FIRST PAGE OF TRI-FOLD]

                  CONCOURS GROUP EXECUTIVE BRIEFING MATERIALS

     For three years, Concours Group has periodically direct mailed materials on emerging business issues to senior executives in North America and Europe. The materials represent the collective wisdom of the firm and are based on concepts stemming from our research projects, input from well-known academics and experienced industry practitioners, and experiences of our professionals. These emerging business issues are currently focussed on eBusiness strategies. We believe eBusiness is a business that combines technology and human resources strategies to adapt to the new economy based on Internet and other information technologies. These materials generate leads for our services, and also gain the attention of senior executives in our targeted markets. The following are representative samples:

          [Images of three front covers of actual briefing materials.]

  July 1997: Boards of Directors      November 1997: CIOs need a          October 1998: Corporations
  need to take accountability         business framework upon             will soon view technology and
  for information technology, or      which they base their actions       human resource management
  IT, and the questions they                                              as a common issue
  should ask

          [Images of three front covers of actual briefing materials.]

  January 1999: CEOs need a                February 2000: Application            February 2000: Key questions
  broad view of what eBusiness             Service Providers potentially         CEOs should be asking about
  offers                                   offer solutions to get to the         eBusiness
                                           market faster

                   [THIRD PAGE OF INSIDE BACK COVER TRI-FOLD]

                  CONCOURS GROUP RE.SULTS(R) RESEARCH PROJECTS

     Our research projects often deal with emerging business concepts that involve new methodologies, techniques or terminology such as "Application Service Providers" or "Digiprise." Application Service Providers or ASPs are entities through which companies can contract with an outside party to meet their software application needs by sharing access to various software with other entities. Digiprise is our own term that we use to refer to eBusiness as we view it. Titles of our research projects are:

Current 2000 Projects

                 [Titles of actual research projects in boxes.]

1999 Projects

                 [Titles of actual research projects in boxes.]

        [Image of one front cover of actual published research project.]

1998 Projects

                 [Titles of actual research projects in boxes.]

1997 Projects

                 [Titles of actual research projects in boxes.]

                  [SECOND PAGE OF INSIDE BACK COVER TRI-FOLD]

                  CONCOURS GROUP MULTI-CLIENT MEETING AGENDAS
                             JANUARY -- MARCH 2000

Our multi-client programs are meetings that bring together senior executives, our consultants, well-known academics and industry leaders to participate in discussions of pressing business challenges. The following are cover pages from the agendas of recent meetings.

                     [Images of seven actual cover pages.]

================================================================================

                                2,500,000 SHARES

                            THE CONCOURS GROUP, INC.

                                  COMMON STOCK

                        [THE CONCOURS GROUP, INC. LOGO]

                                  ------------

                                   PROSPECTUS

                                           , 2000

                                  ------------

                              SALOMON SMITH BARNEY

                           U.S. BANCORP PIPER JAFFRAY

                            WILLIAM BLAIR & COMPANY

================================================================================

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

     The following table sets forth the estimated expenses and costs (other than underwriting discounts and commissions) expected to be incurred in connection with the issuance and distribution of the securities registered hereby:

Securities and Exchange Commission registration fee.........   $   15,939
NASD filing fee.............................................   $    6,538
Nasdaq National Market listing fee..........................   $   90,000
Printing and engraving costs................................   $  250,000
Legal fees and expenses.....................................   $  600,000
Accounting fees and expenses................................   $  450,000
Blue Sky fees and expenses..................................   $   10,000
Registrar and Transfer Agent's fees.........................   $    5,000
Miscellaneous...............................................   $  883,023
                                                               ----------
          Total.............................................   $2,310,500
                                                               ==========

     We will pay all of the expenses incurred with the issuance and distribution of the securities registered hereby.

ITEM 14. INDEMNIFICATION OF DIRECTORS AND OFFICERS; LIMITATION OF LIABILITY FOR MONETARY DAMAGES

     Section 145(a) of the Delaware General Corporation Law of the State of Delaware ("DGCL") provides that a Delaware corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation), by reason of the fact that he is or was a director, officer, employee or agent of the corporation or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation or enterprise, against expenses, judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no cause to believe his conduct was unlawful.

     Section 145(b) of the DGCL provides that a Delaware corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that such person acted in any of the capacities set forth above, against expenses actually and reasonably incurred by him in connection with the defense or settlement of such action or suit if he acted under similar standards, except that no indemnification may be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the court in which such action or suit was brought shall determine that despite the adjudication of liability, such person is fairly and reasonably entitled to be indemnified for such expenses which the court shall deem proper.

     Section 145 of the DGCL further provides that to the extent a director or officer of a corporation has been successful in the defense of an action, suit or proceeding referred to in subsections (a) and (b) or in the defense of any claim, issue or matter therein, he shall be indemnified against expenses actually and reasonably incurred by him in connection therewith, that indemnification provided for by Section 145 of the DGCL shall not be deemed exclusive of any other rights to which the indemnified party may be entitled; and that the corporation may purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation or enterprise, against any liability asserted against him or incurred by him in any such capacity or arising out of his status as such whether or not the corporation would have the power to indemnify him against such liabilities under such Section 145.

     Our amended and restated certificate of incorporation provides that we shall indemnify certain persons, including officers, directors, employees and agents, to the fullest extent permitted by Section 145 of the DGCL of the State of Delaware. Reference is made to the Amended and Restated Certificate of Incorporation filed as Exhibit 3.1 to this Registration Statement. Our directors and officers are insured against losses arising from any claim against them as such for wrongful acts or omission, subject to certain limitations.

     Pursuant to the underwriting agreement for this offering, the underwriters are obligated, under certain circumstances, to indemnify officers, directors and controlling persons of Concours against certain liabilities, including liabilities under the Securities Act. Reference is made to the form of Underwriting Agreement filed as Exhibit 1 hereto.

ITEM 15. RECENT SALES OF UNREGISTERED SECURITIES

     Since its inception, Concours issued the following securities without registration under the Securities Act. The information presented below does not reflect the conversion of all of our issued and outstanding Series A and Series B convertible preferred stock into common stock upon the closing of this offering.

     On January 10, 1997, in connection with the founding of Concours, we issued 100,000 shares of common stock to the chairman of the board for aggregate consideration of $1,000.

     In February 1997, a total of 1,614,287 shares of common stock were issued to founders of Concours, comprised of five individuals, three of whom were executive officers, and two entities, for an aggregate consideration of $16,142.87. One of these entities, which was also our largest stockholder, also purchased 1,500,000 shares of Series A convertible preferred stock for total consideration of $1,290,000.

     In March 1997, a total of 656,142 shares of common stock were issued to 10 holders, all but one of whom were executives, employees or consultants of Concours, for total consideration of $6,561.42.

     In May 1997, a total of 259,000 shares of common stock were issued to 14 employees and 11 other holders for a total consideration of $2,590.

     In August 1997, a total of 111,000 shares of common stock were issued to 6 individuals, all of whom were employees or consultants of Concours, for total consideration of $1,110.

     In October 1997, 3,000 shares of common stock were issued to one employee for consideration of $30.00.

     In December 1997, a total of 30,000 shares of common stock were issued to three individuals, all of whom were employees or affiliates, for total consideration of $20,100.

     In January 1998, a total of 240,000 shares of common stock were issued to our largest stockholder for total consideration of $1.2 million. In that same month, 300,000 shares of common stock were issued to an incoming executive officer in exchange for a $300,000 promissory note, all of which was subsequently repaid by that officer's reconveyance of 200,000 shares of common stock to us, in connection with the cessation of his employment.

     In September 1998, one employee purchased 40,000 shares of common stock for total consideration of $90,000. In that same month, our largest stockholder purchased 310,000 shares of Series A convertible preferred stock for total consideration of $2,790,000.

     In December 1998, one employee purchased 2,500 shares of common stock for total consideration of $2,500 upon exercise of a stock option.

     In April 1999, one employee purchased 1,250 shares of common stock for total consideration of $1,250 upon exercise of a stock option.

     In November 1999, 25,000 shares of common stock were issued to the owner of the Swedish consulting firm Inforesma, a provider of subscription-based multi-client programs, in connection with its acquisition by Concours.

     In December 1999, 3,750 shares of common stock were issued to one employee for total consideration of $8,437.50 upon exercise of a stock option.

     In January 2000, two employees purchased a total of 3,000 shares of common stock for total consideration of $3,312.50 upon exercise of stock options.

     In February 2000, a total of 1,555,425 shares of common stock were issued to our largest stockholder in connection with the conversion into common stock of $4.0 million of convertible debt plus accrued and unpaid interest, which was deemed to be exempt from registration under the Act under the provisions of
Section 3(a)(9) thereof, and in connection with the purchase of 750,000 shares of common stock for total consideration of $6.0 million. This stockholder also received warrants to purchase 50,000 shares of common stock at an exercise price of $5.00 in consideration of cancellation of existing rights under a previous agreement.

     In February 2000, two employees purchased 14,000 shares of common stock for total consideration of $32,200 upon exercise of stock options.

     During February 2000, a total of 1,221,000 shares of common stock were issued to 46 European stockholders of Cepro AB in connection with its acquisition by Concours in a transaction deemed to be exempt from registration under the Act under the provisions of Regulation S.

     In February 2000, a total of 1,546,784 shares of Series B convertible preferred stock were issued to two institutional investors for total consideration of $15 million.

     In February 2000, stock options to purchase 90,000 shares of common stock at an exercise price of $9.76 per share were also issued to an independent contractor in connection with the performance of services for Concours.

     In March 2000, stock options to purchase 5,000 shares of common stock at an exercise price of $5.00 were granted to a director in consideration for her prior service on the advisory board.

     In March 2000, stock options to purchase 10,000 shares of common stock at an exercise price of $10.00 were granted to a non-profit organization.

     In March 2000, one employee purchased 2,250 shares of common stock for $2,705 upon exercise of a stock option.

     In May 2000, one employee purchased 3,750 shares of common stock for $15,000 upon exercise of a stock option.

     Between inception and June 30, 2000, options to purchase an aggregate of 3,491,850 shares of our common stock have been granted and remain outstanding under eight of our stock option plans and separate board authorizations at exercise prices ranging from $1.00 to $14.00 per share with a weighted average exercise price of $3.15 per share for the 606,750 currently exercisable options as of June 30, 2000. As detailed above, options to purchase a total of 30,500 shares of common stock have been exercised for aggregate consideration of $65,405.


     In August 2000, one employee purchased 500 shares of common stock for $2,500 and another employee purchased 20,000 shares of common stock for $20,000, both upon exercise of stock options.


     There were no underwriters employed in connection with any of the transactions set forth in this Item 15 above.

     Unless other specific exemptions are otherwise noted above, all transactions described above were deemed to be exempt from registration under the Securities Act of 1933 in reliance upon Section 4(2) and/or Section 3(b) thereof as transactions by an issuer not involving any public offering, and/or under Rule 701 as transactions pursuant to compensatory benefit plans and/or under Regulation S, or were transactions involving no sale under the Securities Act. The recipients of securities in each such transaction represented their intentions to acquire the securities for investment only and not with a view to or for sale in connection with any distribution thereof. Appropriate legends were affixed to all such share certificates noting that such securities are deemed to be restricted securities under the Act, along with posting the restrictions of transfer on the Registrant's stock transfer books. All recipients either received adequate information about the registrant or had access through employment or other relationships to obtain such information.

ITEM 16. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

     (a) Exhibits


           *1.1          -- Form of Underwriting Agreement
         ***3.1          -- Amended and Restated Certificate of Incorporation of the
                            Registrant, dated February 28, 2000.
         ***3.2          -- First Amendment to the Restated Certificate of
                            Incorporation of the Registrant, dated March 15, 2000
         ***3.3          -- Amended and Restated Bylaws, dated March 10, 2000
         ***4.1          -- Amended and Restated Certificate of Designation of the
                            Powers, Rights and Preferences of the Series A
                            Convertible Preferred Stock and the Series B Convertible
                            Preferred Stock of the Registrant, dated February 28,
                            2000
         ***4.2          -- Form of Irrevocable Proxy
           *4.3          -- Form of Stock Certificate for Common Stock
         ***5.1          -- Form of opinion of Jenkens & Gilchrist, A Professional
                            Corporation, with respect to the legality of the
                            securities being registered
         ***8.1          -- Form of opinion of Jenkens & Gilchrist, A Professional
                            Corporation, as to tax matters
        ***10.1          -- Stock Purchase and Debt Conversion Agreement, dated
                            February 1, 2000
        ***10.2          -- Exchange Agreement by and among the Registrant and the
                            Shareholders of Cepro AB dated February 29, 2000
        ***10.3          -- Repurchase Rights Agreement by and among the Registrant and the Shareholders of Cepro AB, dated February 29, 2000
        ***10.4          -- 1997 Employee Stock Option Plan of the Registrant
        ***10.5          -- 1998 Employee Stock Option Plan of the Registrant
        ***10.6          -- 1999 Employee Stock Option Plan of the Registrant
        ***10.7          -- 2000 Employee Stock Option Plan of the Registrant
        ***10.8          -- 1998 European Equity Compensation Plan of the Registrant
        ***10.9          -- 2000 International Equity Compensation Plan of the
                            Registrant
        ***10.10         -- 2000 Senior Executive Performance Plan of the Registrant
        ***10.11         -- 2000 Director Stock Option Plan of the Registrant
        ***10.12         -- Form of Letter Agreement with Advisory Board Members
        ***10.13         -- Form of Noncompetition, Nonsolicitation and Nondisclosure
                            Agreement
        ***10.14         -- Amended and Restated Registration Rights Agreement by and
                            among the Registrant, Tallard B.V., Thayer Equity
                            Investors IV, L.P. and Thayer CGI Partners LLC, dated
                            February 28, 2000
        ***10.15         -- Investment Agreement by and between the Registrant,
                            Thayer Equity Investors IV, L.P. and Thayer GCI Partners
                            LLC, dated February 28, 2000
        ***10.16         -- Amendment to 2000 Director Stock Option Plan of the
                            Registrant
        ***10.17         -- Amendment to Stock Option Plans of the Registrant
        ***10.18         -- 2000 Employee Stock Purchase Plan of the Registrant

          *21.1          -- Subsidiaries of the Registrant
          *23.1          -- Consent of Arthur Andersen LLP
        ***24.1          -- Power of Attorney (contained on Page II-6)
        ***27.1          -- Financial Data Schedule


---------------

  * Filed herewith.

 ** To be filed by amendment.

*** Previously filed.

ITEM 17. UNDERTAKINGS

     (a) The undersigned registrant hereby undertakes to provide to the underwriter at the closing specified in the Underwriting Agreement certificates in such denominations and registered in such names as required by the underwriter to permit prompt delivery to each purchaser.

     (b) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. If a claim for indemnification against such liabilities (other than payment by the registrant of expenses incurred or paid by a director, officer, or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

     (c) The undersigned registrant hereby undertakes that:

          (1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or
     (4), or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

          (2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES


    Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this Amendment No. 5 to registration statement to be signed on its behalf by the undersigned, thereunto duly authorized in the city of Houston, State of Texas, on the 6th day of August, 2000.


                                            THE CONCOURS GROUP, INC.

                                            By:   /s/ JEFFREY J. WEINER
                                             -----------------------------------
                                                      Jeffrey J. Weiner
                                                   Chief Financial Officer


    Pursuant to the requirements of the Securities Act of 1933, this Amendment No. 5 to Registration Statement No. 333-32730 has been signed by the following persons in the capacities and on the dates indicated, in multiple counterparts with the effect of one original.



                      SIGNATURE                                      TITLE                     DATE
                      ---------                                      -----                     ----
               /s/ RONALD P. CHRISTMAN                 Chairman of the Board and          August 5, 2000
-----------------------------------------------------    Chief Executive Officer
                 Ronald P. Christman

              /s/ NICHOLAS P. VITALARI                 Director                           August 4, 2000
-----------------------------------------------------
                Nicholas P. Vitalari

                /s/ JEFFREY J. WEINER                  Chief Financial Officer            August 6, 2000
-----------------------------------------------------
                  Jeffrey J. Weiner

                 /s/ BRIAN E. DAVIS*                   Controller                         August 6, 2000
-----------------------------------------------------
                   Brian E. Davis

                                                       Director
-----------------------------------------------------
                   Robert J. Dole

                  /s/ HANS LINDROTH                    Director                           August 4, 2000
-----------------------------------------------------
                    Hans Lindroth

             By: /s/  JEFFREY J. WEINER                                                   August 6, 2000
 --------------------------------------------------
                  Jeffrey J. Weiner
    *By Attorney-in-Fact pursuant to the Power of
Attorney contained in the original filing, Amendment
    No. 1 or Amendment No. 3 of the Registration
                      Statement



    Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacity and on the date indicated. By their signature, such persons constitute and appoint Ronald P. Christman and Jeffrey J. Weiner, or either one of them, their true and lawful attorney-in-fact and agent with full power of substitution and resubstitution, for them and in their name, place and stead, in any and all capacities, to sign any and all amendments to this registration statement, and to file the same, with all exhibits thereto, and all other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorney-in-fact and agent, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as they might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent or their substitute may lawfully do or cause to be done by virtue hereof.



                      SIGNATURE                                     TITLE                    DATE
                      ---------                                     -----                    ----
                  /s/  DEBRA ENGEL                     Director                         August 4, 2000
-----------------------------------------------------
                     Debra Engel

               /s/  DONALD K. GRIERSON                 Director                         August 4, 2000
-----------------------------------------------------
                 Donald K. Grierson

                 /s/  BARRY ROMERIL                    Director                         August 4, 2000
-----------------------------------------------------
                    Barry Romeril

                /s/  DAVID H. SHAFFER                  Director                         August 4, 2000
-----------------------------------------------------
                  David H. Shaffer

                               INDEX TO EXHIBITS



           *1.1          -- Form of Underwriting Agreement
         ***3.1          -- Amended and Restated Certificate of Incorporation of the
                            Registrant, dated February 28, 2000.
         ***3.2          -- First Amendment to the Restated Certificate of
                            Incorporation of the Registrant, dated March 15, 2000
         ***3.3          -- Amended and Restated Bylaws, dated March 10, 2000
         ***4.1          -- Amended and Restated Certificate of Designation of the
                            Powers, Rights and Preferences of the Series A
                            Convertible Preferred Stock and the Series B Convertible
                            Preferred Stock of the Registrant, dated February 28,
                            2000
         ***4.2          -- Form of Irrevocable Proxy
           *4.3          -- Form of Stock Certificate for Common Stock
         ***5.1          -- Form of Opinion of Jenkens & Gilchrist, A Professional
                            Corporation, with respect to the legality of the
                            securities being registered
         ***8.1          -- Form of opinion of Jenkens & Gilchrist, A Professional
                            Corporation, as to tax matters
        ***10.1          -- Stock Purchase and Debt Conversion Agreement, dated
                            February 1, 2000
        ***10.2          -- Exchange Agreement by and among the Registrant and the
                            Shareholders of Cepro AB dated February 29, 2000
        ***10.3          -- Repurchase Rights Agreement by and among the Registrant and the Shareholders of Cepro AB, dated February 29, 2000
        ***10.4          -- 1997 Employee Stock Option Plan of the Registrant
        ***10.5          -- 1998 Employee Stock Option Plan of the Registrant
        ***10.6          -- 1999 Employee Stock Option Plan of the Registrant
        ***10.7          -- 2000 Employee Stock Option Plan of the Registrant
        ***10.8          -- 1998 European Equity Compensation Plan of the Registrant
        ***10.9          -- 2000 International Equity Compensation Plan of the
                            Registrant
        ***10.10         -- 2000 Senior Executive Performance Plan of the Registrant
        ***10.11         -- 2000 Director Stock Option Plan of the Registrant
        ***10.12         -- Form of Letter Agreement with Advisory Board Members
        ***10.13         -- Form of Noncompetition, Nonsolicitation and Nondisclosure
                            Agreement
        ***10.14         -- Amended and Restated Registration Rights Agreement by and
                            among the Registrant, Tallard B.V., Thayer Equity
                            Investors IV, L.P. and Thayer CGI Partners LLC, dated
                            February 28, 2000
        ***10.15         -- Investment Agreement by and between the Registrant,
                            Thayer Equity Investors IV, L.P. and Thayer GCI Partners
                            LLC, dated February 28, 2000
        ***10.16         -- Amendment to 2000 Director Stock Option Plan of the
                            Registrant
        ***10.17         -- Amendment to Stock Option Plans of the Registrant
        ***10.18         -- 2000 Employee Stock Purchase Plan of the Registrant
          *21.1          -- Subsidiaries of the Registrant
          *23.1          -- Consent of Arthur Andersen LLP
        ***24.1          -- Power of Attorney (contained on Page II-6)
        ***27.1          -- Financial Data Schedule


---------------

  * Filed herewith.

 ** To be filed by amendment.

*** Previously filed.